Filed Pursuant to Rule 424(B)(2)

Registration No. 333-104531

[RVB BANCSHARES, INC. LOGO]

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are invited to attend a special meeting of shareholders of RVB Bancshares, Inc. (RVB) to be held at the Holiday Inn, Highway 7 North & I-40, Russellville, Arkansas, on Thursday, June 5, 2003, at 5:00 p.m., central time. At the meeting you will be asked to approve and adopt the agreement and plan of merger among RVB and Bank of the Ozarks, Inc. (Ozark). The merger agreement provides that, subject to shareholder and regulatory approval and other conditions, RVB will merge into Ozark. If the merger is completed, you will receive at your election (subject to the election procedures and limitations described in this proxy statement/prospectus) in exchange for each share of your RVB common stock, either:

•	$504.85 in cash;

•	a number of shares of Ozark common stock as determined by an exchange ratio; or

•	a combination of cash and shares of Ozark common stock.

Cash will be paid in lieu of any fractional share interest of Ozark common stock.

The exchange ratio will fluctuate, depending on the market price of Ozark common stock. The exchange ratio will be 20.3965 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is less than or equal to $24.7518. If the average daily ending trade price per share of Ozark common stock for this time period is between $24.7518 and $30.2522, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing $504.85 by the average daily ending trade price. The exchange ratio will be 16.6880 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for this time period is between $30.2522 and $33.00. If the average daily ending trade price per share of Ozark common stock for this time period is greater than $33.00, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing 550.704 by the average daily ending trade price.

Ozark’s common stock is quoted on The Nasdaq Stock Market’s National Market System under the trading symbol “OZRK.” On May 7, 2003, Ozark’s common stock closed at $35.11 per share.

Your Board of Directors has unanimously approved the merger agreement and merger and recommends that you vote “FOR” approval of the merger agreement and merger. The merger requires the approval of at least a majority of the outstanding shares of RVB common stock. In connection with the merger agreement, RVB’s directors who own approximately 36.28% of the fully-diluted outstanding shares of RVB common stock have entered into agreements with Ozark to vote their shares in favor of the merger agreement and merger.

Please carefully consider the risk factors outlined under “Risk Factors” beginning on page 15.

Your vote is important. Please vote your shares as soon as possible so that they may be represented at the special meeting. Whether or not you plan to attend the meeting, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

Very truly yours,

/s/ JAMES BIGGERS
James Biggers Chairman and President

Neither the Securities and Exchange Commission nor any state securities commissioner has approved or disapproved of the shares of Ozark common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This document serves as a prospectus for the offering of shares of Ozark common stock to the RVB shareholders in exchange for their RVB shares. You should note that the securities that Ozark is offering are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement is dated May 7, 2003, and was first mailed or otherwise delivered to RVB shareholders on or about May 8, 2003.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 5, 2003

TO THE SHAREHOLDERS OF RVB BANCSHARES, INC.:

This serves as notice to you that a special meeting of shareholders of RVB Bancshares, Inc. will be held on June 5, 2003 at 5:00 p.m., central time, at the Holiday Inn, Highway 7 North & I-40, Russellville, Arkansas, for the purpose of considering and voting upon the following:

•	Approval of the Agreement and Plan of Merger, dated as of March 11, 2003 and amended as of May 5, 2003, between RVB Bancshares, Inc. (RVB) and Bank of the Ozarks, Inc. (Ozark), which provides for the merger of RVB with and into Ozark.

Only holders of record of RVB common stock at the close of business on April 18, 2003 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. In order for the agreement and plan of merger to be approved, at least a majority of the outstanding shares of RVB common stock must be voted in favor of the agreement and plan of merger.

If the agreement is approved and the merger is completed, each share of RVB common stock, other than shares held by RVB shareholders who properly exercise their rights to dissent from the merger, will be converted into the right to receive, at the election of the holder (subject to the election procedures and limitations described in this proxy statement/prospectus), $504.85 in cash, a number of shares of Ozark common stock as determined by the exchange ratio or a combination of cash and shares of Ozark common stock, with cash to be paid in lieu of any remaining fractional share interest of Ozark common stock. The exchange ratio will fluctuate, depending on the market price of Ozark common stock. The exchange ratio will be 20.3965 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is less than or equal to $24.7518. If the average daily ending trade price per share of Ozark common stock for this time period is between $24.7518 and $30.2522, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing $504.85 by the average daily ending trade price. The exchange ratio will be 16.6880 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for this time period is between $30.2522 and $33.00. If the average daily ending trade price per share of Ozark common stock for this time period is greater than $33.00, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing 550.704 by the average daily ending trade price.

RVB and Ozark have agreed that at least 51% of the total merger consideration to be paid by Ozark to the RVB shareholders will be Ozark common stock and no more than 49% of the total merger consideration will be cash. The percentage of shares of RVB common stock that will be convertible into the right to receive cash is therefore capped at 49%. In the event that the holders of more than 49% of the outstanding shares of RVB common stock elect or otherwise are to receive cash consideration, the amount of cash that you will have the right to receive upon exchange of your shares of RVB common stock will be adjusted on a pro rata basis so that, in the aggregate, 49% of the shares of RVB common stock will be converted into the right to receive cash and the remaining 51% of the shares of RVB common stock will be converted into the right to receive Ozark common stock. As a result, you may receive a different combination of consideration than you elected, based on the choices made by other RVB shareholders or other circumstances. The federal income tax consequences of the merger to RVB shareholders will depend on whether they receive cash, Ozark common stock or a combination of cash and Ozark common stock.

Please mark, sign, date and return the enclosed proxy card (printed on yellow paper) and the enclosed election form (printed on blue paper) to Bank of the Ozarks, Trust Department in the enclosed envelope at the address listed on the proxy card whether or not you plan to attend the special meeting. If your election form is not received by Bank of the Ozarks, Trust Department by 5:00 p.m., Central Standard Time, on June 3, 2003, you will be deemed to have made no election and you will receive consideration consisting of 51% Ozark common stock and 49% cash in exchange for your shares. All RVB shareholders are cordially invited to attend the special meeting. To ensure your representation at the special meeting, please complete and promptly mail the enclosed proxy card in the enclosed return envelope. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. You may revoke your proxy at any time before it is voted. Please review the proxy statement/prospectus attached to this notice for more complete information regarding the proposed merger and the special meeting.

The Board of Directors of RVB unanimously recommends that RVB shareholders vote “FOR” approval of the agreement and plan of merger.

BY ORDER OF THE BOARD OF DIRECTORS

Very truly yours,

/s/ JAMES BIGGERS
James Biggers President and Chairman of the Board of Directors RVB Bancshares, Inc. May 7, 2003

(i)

Removal of Directors	62
Authorized Capital Stock	62
Rights of Shareholders to Call Special Meetings	62
REGISTRATION STATEMENT	63
WHERE YOU CAN FIND MORE INFORMATION	63
LEGAL MATTERS	64
EXPERTS	64

ATTACHMENTS

Unaudited Financial Statements of RVB Bancshares, Inc.	F-1

Annex A-1 - Agreement and Plan of Merger	A-1-1

Annex A-2 - First Amendment to Agreement and Plan of Merger	A-2-1

Annex B - Provisions of Subchapter 13 of the Arkansas Business Corporation Act of 1987, relating to dissenters’ rights	B-1

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROXY STATEMENT/PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON ORAL OR WRITTEN REQUEST TO BANK OF THE OZARKS, INC., INVESTOR RELATIONS, P.O. BOX 8811, LITTLE ROCK, ARKANSAS 72231-8811. TO ENSURE TIMELY DELIVERY OF THE REQUESTED INFORMATION, YOU SHOULD MAKE YOUR REQUEST BY MAY 29, 2003 WHICH IS FIVE BUSINESS DAYS BEFORE THE DATE UPON WHICH YOU MUST MAKE THE INVESTMENT DECISION. THIS INFORMATION IS ALSO AVAILABLE FREE OF CHARGE THROUGH THE INVESTOR RELATIONS SECTION OF BANK OF THE OZARKS, INC.’S INTERNET WEB SITE AT WWW.BANKOZARKS.COM OR BY ASSESSING THE SEC’S WEBSITE AT WWW.SEC.GOV.

This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to purchase any securities other than shares of Ozark common stock to which it relates or an offer to any person in any jurisdiction where such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such an offer.

For convenience, Bank of the Ozarks, Inc. is referred to throughout this proxy statement/prospectus as “Ozark” and RVB Bancshares, Inc. is referred to as “RVB.”

(ii)

QUESTIONS AND ANSWERS

ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	RVB Bancshares, Inc. (RVB) will merge into Bank of the Ozarks, Inc. (Ozark). As a result, RVB will cease to exist and RVB shareholders will exchange their RVB common stock for cash, shares of Ozark common stock, or a combination of both. Additionally, simultaneously with the merger of RVB into Ozark, River Valley Bank, RVB’s subsidiary bank, will merge into Bank of the Ozarks, Ozark’s subsidiary bank.

Q:	What do I need to do now?

A:	Whether or not you plan to attend the special meeting of RVB shareholders, please vote your proxy promptly by indicating on the enclosed proxy card (printed on yellow paper) how you want to vote, and fill out your election form (printed on blue paper) according to their instructions. Please sign and mail the proxy card and the election form in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting of shareholders and so that we may know the amount of each type of consideration you wish to receive. If your proxy is properly given and not revoked without indicating how you want to vote, your proxy will be counted as a vote in favor of the agreement and plan of merger between RVB and Ozark. If you don’t vote on the agreement and plan of merger or if you abstain, the effect will be a vote against the agreement and plan of merger.

You are invited to the special meeting of shareholders to vote your shares in person. If you do vote your proxy, you can take back your proxy at any time until shareholders vote at the special meeting of shareholders and either change your vote or attend the special meeting and vote in person.

You may change your vote in any of the following ways:

•	by sending written notice to Bank of the Ozarks, Trust Department, 12615 Chenal Parkway, Little Rock, Arkansas 72211, Attention: Dyan Kirkpatrick, prior to the special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card bearing a later date and returning it by mail to Bank of the Ozarks, Trust Department prior to the special meeting; or

•	by attending the special meeting and voting in person.

Regardless of whether you plan to attend the special meeting in person, we encourage you to vote your proxy promptly. This will help to ensure that a quorum is present at the special meeting and will help reduce the costs associated with the solicitation of proxies.

The Board of Directors of RVB unanimously recommends that you vote “FOR” approval of the agreement and plan of merger.

Q:	What is the purpose of this proxy statement/prospectus?

A:	This document serves as RVB’s proxy statement and as Ozark’s prospectus. As a proxy statement, this document is being provided to RVB shareholders because RVB’s Board of Directors is soliciting their proxy to vote to approve the agreement and plan of merger. As a prospectus, this document is being provided to RVB shareholders by Ozark because Ozark is offering them shares of Ozark common stock, in addition to cash, in exchange for their shares of RVB common stock if the merger is completed, as possible consideration for the merger.

Q:	Is there other information I should consider?

A:	Yes. Much of the business and financial information about Ozark that may be important to you is not included directly in this document. Instead, this information is incorporated into this document by reference to documents separately filed by Ozark with the Securities and Exchange Commission. This means that Ozark may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 63 for a list of documents that Ozark has incorporated by reference into this proxy statement/prospectus and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

Q:	What if I choose not to read the documents incorporated by reference?

A:	Information contained in a document that is incorporated into this proxy statement/prospectus by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed by Ozark with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

Q:	What will I receive in connection with the merger?

A:	You may elect to receive cash, shares of Ozark common stock or a combination of cash and shares of Ozark common stock by indicating your preference on the enclosed election form (printed on blue paper). The proxy statement/prospectus explains in more detail what amount of cash and/or Ozark common stock each shareholder of RVB is entitled to receive. The percentage of shares of RVB common stock that will be convertible into the right to receive cash is capped at 49%. In the event that more than 49% of the outstanding shares of RVB common stock elect or otherwise receive cash consideration, the amount of cash that you will have the right to receive upon exchange of your shares of RVB common stock will be adjusted on a pro rata basis so that, in the aggregate, 49% of the shares of RVB common stock will be converted into the right to receive cash and the remaining 51% of the shares of RVB common stock will be converted into the right to receive Ozark common stock. As a result, you may receive a different combination of consideration than you elected, based on the choices made by other RVB shareholders or other circumstances.

Q:	What are the tax consequences of the merger to me?

A:	If you exchange your shares of RVB common stock solely for Ozark common stock, you should not recognize any gain or loss (except with respect to the cash you receive instead of a fractional share) for U.S. federal income tax purposes. If you exchange your shares of RVB common stock solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares of RVB common stock for a combination of Ozark common stock and cash, you should recognize gain, but not loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange.

THIS TAX TREATMENT MAY NOT APPLY TO ALL RVB SHAREHOLDERS. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER’S TAX CONSEQUENCES THAT ARE PARTICULAR TO YOU.

Q:	Why have I been sent an election form?

A:	If the agreement is approved and the merger is completed, unless you exercise your right to dissent from the merger, each share of RVB common stock held by you will be converted into the right to receive, at your election, $504.85 in cash, a number of shares of Ozark common stock as determined by the exchange ratio or a combination of cash and shares of Ozark common stock, with cash to be paid in lieu of any remaining fractional share interest. The election form (printed on blue paper) is the document provided to you to select the amount of each type of consideration you wish to receive.

Q:	What happens if I do not send in my election form?

A:	If you do not respond and the merger is approved and consummated, you will receive consideration of 51% Ozark common stock and 49% cash in exchange for your shares of RVB common stock.

Q:	What happens if I miss the election deadline?

A:	Missing the election deadline is the same as not responding—you will receive consideration of 51% Ozark common stock and 49% cash in exchange for your shares of RVB common stock. The election deadline is 5:00 p.m., Central Time, on June 3, 2003.

Q:	Am I guaranteed to receive what I ask for on the election form?

A:	No. If more than 49% of the outstanding shares of RVB common stock elect or otherwise receive cash consideration, the amount of cash that you will have the right to receive upon exchange of your shares of RVB common stock will be adjusted on a pro rata basis so that, in the aggregate, 49% of the shares of RVB common stock will be converted into the right to receive cash and the remaining 51% of the shares of RVB common stock will be converted into the right to receive Ozark common stock. As a result, you may not receive the combination of cash and/or shares you elected, based on the choices made by other RVB shareholders or other circumstances. If you elect to receive all Ozark common stock, you will receive only Ozark common stock as consideration regardless of the decisions of other RVB shareholders.

Q:	Should I send in my RVB stock certificates now?

A:	No. Following completion of the merger you will be sent a letter of transmittal with instructions on how to exchange your shares of RVB common stock for cash, shares of Ozark common stock or some combination of cash and Ozark common stock, depending upon your election.

Q:	Whom do I contact if I have questions about the merger?

A:	If you have more questions about the merger, you should contact:

James Biggers

RVB Bancshares, Inc.

405 West Main Street

Russellville, Arkansas 72801

Telephone: 479-498-2265

Facsimile: 479-498-2259

Q:	Are Ozark shareholders required to approve the merger?

A:	No, Ozark shareholders are not required to approve the merger.

Q:	Do I have dissenters’ rights?

A:	Yes, if you so choose, you are entitled to exercise dissenters’ rights in connection with the merger.

Q:	When will the merger be completed?

A:	We expect to complete the merger in the second quarter of 2003, promptly after the RVB shareholders approve and adopt the agreement and plan of merger, provided that all of the other conditions to the merger have been satisfied at such time.

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which it refers you in order to understand fully the merger and to obtain a more complete description of the companies and the legal terms of the merger. For information on how to obtain copies of documents referred to in this document, you should read the section of this document entitled “WHERE YOU CAN FIND MORE INFORMATION.” Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

The Companies (pages 55 and 63)

BANK OF THE OZARKS, INC.

Bank of the Ozarks, Inc.

12615 Chenal Parkway

Little Rock, Arkansas

Ozark is an Arkansas corporation and a bank holding company with commercial banking and financial services operations in Arkansas. Its principal subsidiary is Bank of the Ozarks. For the year ended December 31, 2002, Ozark’s net income and diluted earnings per share totaled $14.4 million and $1.84, respectively, compared to $9.0 million and $1.17 per share, respectively, for the year ended December 31, 2001. At December 31, 2002, Ozark had total assets of $1.04 billion, loans of $718 million, deposits of $790 million, and stockholders’ equity of $72.9 million compared to total assets of $871 million, loans of $616 million, deposits of $678 million and stockholders’ equity of $56.6 million at December 31, 2001. For a more detailed description of Ozark and its business, please see the section of this document entitled “WHERE YOU CAN FIND MORE INFORMATION.”

On April 10, 2003, Ozark announced its results of operations for the three months ended March 31, 2003. Net income and diluted earnings per share for the period were $4.4 million and $0.56, respectively, compared to $3.1 million and $0.40 per share, respectively, for the three months ended March 31, 2002. At March 31, 2003, Ozark had total assets of $1.09 billion, loans of $732 million, deposits of $865 million and stockholders’ equity of $76.7 million.

RVB BANCSHARES, INC.

RVB Bancshares, Inc.

405 West Main Street

Russellville, Arkansas 72801

RVB is incorporated in Arkansas and a bank holding company. It is based in Russellville, Arkansas and conducts its operations through its subsidiary bank, River Valley Bank. For the year ended December 31, 2002, RVB had net income of $485,000 compared to $303,000 for the year ended December 31, 2001. As of December 31, 2002, RVB had total assets of $54 million, deposits of $49 million and stockholders’ equity of $3.9 million.

The Merger (page 27)

Ozark and RVB have entered into an agreement and plan of merger whereby RVB will merge into Ozark, subject to the approval of RVB’s shareholders, regulatory approval and other conditions. The agreement and plan of merger and the first amendment to the agreement and plan of merger are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively. You should read these documents carefully.

If the merger is completed, the businesses and operations of Ozark and RVB will be combined into a single, larger company, and RVB’s subsidiary bank will be combined with Ozark’s subsidiary bank into a single, larger bank. Ozark and RVB hope to complete the merger during the second quarter of 2003. The combined company will have banking operations in numerous communities throughout northern, western and central Arkansas and loan production offices in Russellville, Arkansas, Charlotte, North Carolina and Frisco, Texas.

What RVB Shareholders will Receive in the Merger (page 27)

If the merger is completed, RVB shareholders, except for RVB shareholders who properly exercise their rights to dissent from the merger, will receive, at the holder’s election, $504.85 in cash, the number of shares of Ozark common stock as determined by the exchange ratio or some combination of cash and shares of Ozark common stock in exchange for each of their shares of RVB common stock. RVB and Ozark have agreed that at least 51% of the total merger consideration to be paid by Ozark to the RVB shareholders will be Ozark common stock and no more than 49% of the total merger consideration will be cash. The percentage of shares of RVB common stock that will be convertible into the right to receive cash is therefore capped at 49%. In the event that more than 49% of the outstanding shares of RVB common stock elect or otherwise receive cash consideration, the amount of cash that a given RVB shareholder will have the right to receive upon exchange of his or her shares of RVB common stock will be adjusted on a pro rata basis so that, in the aggregate, 49% of the shares of RVB common stock will be converted into the right to receive cash and the remaining 51% of the shares of RVB common stock will be converted into the right to receive Ozark common stock. As a result, an RVB shareholder may receive a different combination of consideration than he or she elected, based on the choices made by other RVB shareholders or other circumstances.

Ozark will not issue any fractional shares of Ozark common stock. Instead, an RVB shareholder will receive cash equal to the product of the average of the last reported sale prices per share of Ozark common stock as reported on the Nasdaq National Market System for the ten consecutive trading days ending on the fifth day immediately before the date on which the merger is completed, times the fraction of a share of Ozark common stock to which the shareholder otherwise would be entitled.

The exchange ratio will be adjusted to reflect changes in the market price of Ozark common stock. The exchange ratio will be 20.3965 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is less than or equal to $24.7518. If the average daily ending trade price per share of Ozark common stock for this time period is between $24.7518 and $30.2522, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing $504.85 by the average daily ending trade price. The exchange ratio will be 16.6880 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for this time period is between $30.2522 and $33.00. If the average daily ending trade price per share of Ozark common stock for this time period is greater than $33.00, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing 550.704 by the average daily ending trade price.

If the merger is completed, RVB common stock will be canceled and will cease to exist and no stock of Ozark or other consideration will be delivered in exchange thereof.

Ozark’s Stock Price will Fluctuate (pages 15 and 28)

Ozark expects the market price of its common stock to fluctuate due to market factors beyond its control before and following the merger. Because the exchange ratio fluctuates if the average daily ending trade price per share of Ozark common stock for the ten consecutive days ending on the fifth trading day preceding the merger is between $30.2522 and $24.7518 or if the average daily ending trade price per share of Ozark common stock for such period is greater than $33.00 and is otherwise fixed if the average closing price per share of Ozark common stock for such period is less than $24.7518 or between $30.2522 and $33.00, the value of the shares of Ozark common stock that RVB shareholders will receive in the merger may increase or decrease prior to completion of the merger. Ozark cannot assure you that the market price of Ozark common stock will not decrease before or after completion of the merger.

Special Shareholders Meeting (page 21)

A special meeting of the shareholders of RVB will be held on June 5, 2003 at the following time and place:

5:00 p.m., Central Time

Holiday Inn

Highway 7 North & I-40

Russellville, Arkansas

At the special meeting, shareholders of RVB will be asked to approve the agreement and plan of merger between RVB and Ozark.

THE BOARD OF DIRECTORS OF RVB RECOMMENDS THAT ITS SHAREHOLDERS APPROVE THE AGREEMENT AND PLAN OF MERGER

The Board of Directors of RVB believes that the merger between RVB and Ozark is in the best interests of RVB shareholders, and unanimously recommends that RVB shareholders vote “FOR” the proposal to approve the agreement and plan of merger. This belief is based on a number of factors described in this document.

Vote Required to Complete Merger (page 22)

In order for the merger to be approved, at least a majority of the outstanding shares of RVB common stock must be voted in favor of the agreement and plan of merger. RVB expects that its executive officers and directors will vote all of their shares of RVB common stock in favor of the agreement and plan of merger.

The following chart describes the RVB shareholder vote required to approve the agreement and plan of merger:

Number of fully-diluted shares of common stock of RVB outstanding on March 11, 2003*	14,044

Number of votes necessary to approve the agreement and plan of merger	7,023

Percentage of outstanding shares of RVB common stock necessary to approve the agreement and plan of merger	50.01%

Number of votes that executive officers and directors of RVB and their affiliates can cast as of March 11, 2003*	5,096

Percentage of votes that executive officers and directors of RVB and their affiliates can cast as of March 11, 2003*	36.28%

*	Includes options to purchase 796 shares of RVB common stock which will be exercised prior to the record date for determining the RVB shareholders entitled to vote on the merger.

In connection with the merger agreement, RVB’s directors, who own approximately 36.28% of the fully-diluted outstanding shares of RVB common Stock, have entered into an agreement with Ozark to vote their shares in favor of the merger agreement and merger.

Record Date; Voting Power (page 22)

You can vote at the special meeting of RVB shareholders if you owned RVB common stock as of the close of business on April 18, 2003, the record date set by RVB’s Board of Directors. Each share of RVB common stock is entitled to one vote. On March 11, 2003, there were 13,248 shares of RVB common stock outstanding and entitled to vote on the agreement and plan of merger. Including all outstanding stock options (each of which will be exercised prior to the record date for RVB’s special shareholders meeting) there will be 14,044 shares of RVB common stock outstanding and entitled to vote on the agreement and plan of merger.

Background of the Merger (page 28)

In late December, 2002, the Vice Chairman and President of Ozark, Mark Ross, contacted the Chief Executive Officer of RVB, James Biggers, by telephone to discuss the possibility of Ozark and RVB combining their operations. Shortly thereafter, RVB received a letter of intent from Ozark setting forth the general terms of a proposed merger of the two companies. The Executive Officers and Board of Directors of RVB had several meetings with Randy Dennis, President of DD&F Consulting Group, and RVB’s legal counsel, Quattlebaum, Grooms, Tull & Burrow PLLC, to discuss strategic long-term planning issues for RVB. These issues included: (1) the reasonable expectations of RVB stock value based upon RVB remaining independent and continuing to implement its business plan, (2) the current value of Ozark stock and an economic assessment of the proposed acquisition offer from Ozark, (3) the reasonable expectations concerning the value of Ozark stock based upon RVB combining with Ozark and applying reasonable business projections, (4) the market valuation of Arkansas banking organizations under current market conditions, and (5) the likelihood of other bidders for RVB in the market.

Following those meetings, the Board of Directors of RVB determined that it would be in the best interest of the stockholders of RVB for RVB to enter into discussions with Ozark concerning a merger of RVB and Ozark. The RVB Board retained DD&F Consulting Group and Quattlebaum, Grooms, Tull & Burrow to assist it in negotiating and evaluating any proposed acquisition offers.

Over the next several weeks, informal discussions occurred between RVB and Ozark. These discussions led to the receipt by RVB of a revised proposed letter of intent. After evaluating the factors described below, the RVB Board decided that a combination of operations with Ozark was in the best interests of RVB shareholders. On January 31, 2003, a letter of intent was signed between RVB and Ozark regarding an acquisition. At the time the letter of intent was signed, RVB and Ozark exchanged certain information for review by each party’s respective management, counsel and advisors. Further negotiations commenced regarding the negotiation of the agreement and plan of merger. On March 11, 2003, the Boards of Directors of RVB and River Valley Bank met for purposes of considering and acting upon the proposed agreement and plan of merger between RVB and Ozark. Based upon the terms of the agreement and plan of merger, the Boards of Directors of RVB and River Valley Bank unanimously approved the agreement and plan of merger. The agreement and plan of merger was then signed on March 11, 2003.

The agreement and plan of merger executed between the parties on March 11, 2003 provided that Ozark would be permitted to terminate the agreement in the event that average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger was greater than $33.00. Subsequent to March 11, 2003, the daily ending trade price of Ozark’s common stock has fluctuated at prices in excess of $33.00. In anticipation that the price of Ozark’s common stock could remain at a level that would trigger Ozark’s termination right, the parties determined that it would be advisable and in the best interests of their respective companies and stockholders to renegotiate the exchange ratio. After discussions, Ozark and RVB agreed to amend the agreement and plan of merger to provide that in the event that the average daily ending trade price per share of Ozark common stock for such period is greater than $33.00 the exchange ratio will be determined by dividing 550.704 by the average daily ending trade price. Additionally, Ozark agreed to waive its termination right related to the trading price of the Ozark Common Stock. The amendment did not effect the rights of RVB shareholders who elect to receive cash (i.e. they will continue to receive $504.85 for each share of RVB common stock exchanged).

By amending the exchange ratio in this manner, RVB shareholders electing to receive Ozark common stock will continue to receive the benefits of the original agreement (which results in an increase in value to RVB shareholders to the extent that the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is greater than $30.2522 but less than $33.00) while preserving the transaction for the parties and providing upside protection to Ozark in the event the average trading price per share for this period exceeds $33.00.

On May 2, 2002, the Board of Directors of RVB approved the amendment to the terms of the merger agreement and as of May 5, 2003, Ozark and RVB executed the First Amendment to the Agreement and Plan of Merger to effect this modification of the exchange ratio and waive Ozark’s termination right. A copy of the First Amendment is attached to this proxy statement/prospectus as Annex A-2.

Reasons for the Merger (pages 29 and 30)

RVB Bancshares, Inc. In reaching its determination that the merger, the agreement and plan of merger and the first amendment to the agreement and plan of merger are fair to, and in the best interest of, RVB and its shareholders, RVB’s Board of Directors consulted with its consultants and counsel, as well as with RVB’s management, and considered a number of factors, including, without limitation, the following:

•	A review of RVB’s current business, operations, earnings and financial condition and reasonable expectations of future performance and operations;

•	The terms of the Ozark offer, including both the amount and nature of the consideration proposed to be paid in comparison to other similar transactions occurring in the recent past within Arkansas;

•	The recent market performance of Ozark common stock as well as the recent earnings performance and dividend payment history of Ozark;

•	The belief of the RVB Board of Directors that the terms of the agreement and plan of merger, as amended, are attractive in that the agreement and plan of merger allows RVB’s shareholders to become shareholders in Ozark or elect to receive a cash payment, or both within certain parameters;

•	The wide range of banking products and services Ozark offers to its customers;

•	The belief of the RVB Board of Directors, based upon analysis of the anticipated financial effects of the Merger, that upon consummation of the Merger, Ozark and its banking subsidiaries would remain well-capitalized institutions, the financial positions of which would be in excess of all applicable regulatory capital requirements;

•	The recent expansion of competing banking enterprises into RVB’s market, the business combinations involving financial institutions during the past 24 months in the State of Arkansas and contiguous states and the effect of such combinations on competitive conditions in RVB’s market area;

•	The belief of the RVB Board of Directors that, in light of the reasons discussed above, Ozark was an attractive choice as a long-term affiliation partner of RVB; and

•	The expectation that the Merger will generally be a tax-free transaction to RVB shareholders who receive only Ozark common stock by virtue of the Merger (see “Certain Federal Income Tax Consequences”).

RVB’s Board did not assign any specific or relative weight to the foregoing factors in their considerations.

Bank of the Ozarks, Inc. The acquisition of RVB will accelerate Ozark’s plans to enter a community where it does not currently have full-service branch facilities. The Ozark Board of Directors considered various factors, including the following, in making its determination to vote in favor of the merger:

•	That the merger represents a strategic expansion opportunity which accelerates expansion into an important market;

•	The favorable location of River Valley Bank’s branch in a strategic part of downtown Russellville, Arkansas;

•	The compatibility of the acquisition with Ozark’s growth and de novo branching strategy;

•	RVB’s attractive loan and deposit customer base;

•	The high quality of RVB’s employees;

•	The financial attractiveness of the acquisition to Ozark, including the expected lack of a material impact on 2003 earnings per share and the possible accretive impact on 2004 earnings per share; and

•	The opportunity to expand Ozark’s shareholder base within the Russellville community by offering Ozark shares of common stock in exchange for RVB shares.

Federal Income Tax Consequences (page 31)

Your federal income tax consequences will depend primarily on whether you exchange your RVB common stock solely for Ozark common stock, solely for cash or for a combination of Ozark common stock and cash. If you exchange your RVB shares solely for Ozark common stock, you should not recognize any gain or loss (except with respect to the cash you receive instead of a fractional share) for U.S. federal income tax purposes. If you exchange your RVB shares solely for cash, you should recognize gain or loss on the exchange. If you exchange your RVB shares for a combination of Ozark common stock and cash, you should recognize a gain, but not any loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. The actual U.S. federal income tax consequences to you of electing to receive all cash or a combination of cash and Ozark Common Stock will not be ascertainable at the time you make your election because we will not know at that time if, or to what extent, the allocation and proration procedures will apply.

THIS TAX TREATMENT MAY NOT APPLY TO ALL RVB SHAREHOLDERS. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU CAN BE COMPLICATED. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER’S TAX CONSEQUENCES THAT ARE PARTICULAR TO YOU.

Ozark and RVB will not be obligated to complete the merger unless they receive an opinion from Kutak Rock LLP, dated the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Ozark and RVB will each be a party to that reorganization. If such opinion is rendered, the U.S. federal income tax treatment of the merger should be as described above. The opinion of Kutak Rock LLP, however, does not bind the Internal Revenue Service and does not preclude the IRS or the courts from adopting a contrary position.

Interests of Certain Persons in the Merger (page 34)

Directors and executive officers of RVB will be issued shares of Ozark common stock in the merger on the same basis as other shareholders of RVB. The following chart shows the number of shares of Ozark common stock that may be issued to directors and executive officers of RVB in the merger assuming that each such officer and director elects to receive all of his or her consideration in the form of Ozark common stock:

Shares of RVB common stock beneficially owned, including stock options, by RVB executive officers and directors on March 11, 2003	5,096

Maximum number of shares of Ozark common stock that may be received in the merger by RVB executive officers and directors based upon this beneficial ownership	103,940

Mr. James Biggers, who is currently the President, Chief Executive Officer and Chairman of the Board of Directors of RVB, and Ms. Judy Lawton, who is currently Executive Vice President and Chief Financial Officer of RVB, each entered into a Retention Agreement with RVB, wherein RVB agreed to pay each of Mr. Biggers and Ms. Lawton, on the effective date of the merger, a lump-sum retention payment of $110,000 and $88,000, respectively, subject to the condition that neither Mr. Biggers nor Ms. Lawton, as applicable, has voluntarily resigned his or her employment with RVB prior to the effective date of the merger.

In addition, each of Mr. Biggers and Ms. Lawton also entered into a Non-Competition and Employment Services Agreement with Ozark which provides that in the event of termination of Mr. Biggers’ or Ms. Lawton’s employment without cause during the 12 month period following the effective date of the merger, Ozark will continue to pay the terminated officer a monthly base salary plus health and other employment benefits until the date that is 12 months from the effective date of the merger. In exchange, during this period neither Mr. Biggers nor Ms. Lawton may compete with RVB or Ozark in Pope County and Yell County, Arkansas and must be available to RVB and Ozark to assist with the operations of RVB and Ozark as requested.

You May Dissent From the Merger (page 22)

Arkansas law permits RVB shareholders to dissent from the merger and to receive the fair value of their shares of RVB common stock in cash. To do this, an RVB shareholder must follow certain procedures, including filing certain notices with RVB and refraining from voting their shares in favor of the merger. If they dissent from the merger, their shares of RVB common stock will not be exchanged for shares of Ozark common stock in the merger, and their only right will be to receive the appraised fair value of their shares of RVB common stock in cash. A copy of the Arkansas statutes describing these dissenters’ rights and the procedures for exercising them is attached as Annex B to this proxy statement/prospectus. RVB shareholders who perfect their dissenters’ rights and receive cash in exchange for their shares of RVB common stock may recognize gain or loss for U.S. federal income tax purposes.

We Must Obtain Regulatory Approvals to Complete the Merger (page 31)

We cannot complete the merger unless we obtain the approval of the Federal Deposit Insurance Corporation. A formal Interagency Bank Merger Application was sent to the FDIC on April 2, 2003. The U.S. Department of Justice has input into the FDIC’s approval process. Once the FDIC has approved the merger, federal law requires that we wait for 15 days to complete the merger in order to give the Department of Justice the opportunity to review and object to the merger.

In addition, the merger is subject to the approval of the Arkansas State Bank Department. Ozark and RVB have filed all of the required notices and applications, as appropriate, with these federal and state regulatory authorities, and approval of the merger is expected to be received prior to the approval of the agreement and plan of merger by the shareholders of RVB.

While we believe that we will obtain the remaining regulatory approvals in a timely manner, we cannot be certain if or when we will obtain them.

Conditions to Completion of the Merger (page 37)

The completion of the merger depends on a number of conditions being met, including the following:

•	Shareholders of RVB approving the agreement and plan of merger;

•	Receipt of all required regulatory approvals, including that of the FDIC and Arkansas State Bank Department, and the expiration of any regulatory waiting periods;

•	The absence of any governmental order blocking completion of the merger, or of any proceedings by a government body trying to block it; and

•	Receipt of opinions of legal counsel to Ozark that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Ozark and RVB will each be a party to that reorganization.

In cases where the law permits, a party to the agreement and plan of merger could elect to waive a condition that has not been satisfied and complete the merger although the party is entitled not to complete the merger. We cannot be certain whether or when any of these conditions will be satisfied (or waived, where permissible), or that the merger will be completed.

Termination of the Agreement and Plan of Merger (page 37)

Ozark and RVB can mutually agree at any time to terminate the agreement and plan of merger without completing the merger, even if the shareholders of RVB have already voted to approve it.

In addition, RVB may terminate the merger agreement if average of the last sale prices of Ozark’s common stock as reported on the Nasdaq National Market System for the ten consecutive trading days ending on the fifth trading day immediately preceding the effective time of the merger is less than $22.00. However, RVB may not terminate the merger agreement under these circumstances prior to making a good faith attempt to renegotiate the exchange ratio.

Ozark may terminate the agreement and plan of merger if the RVB shareholders fail to approve the agreement and plan of merger. Moreover, either of Ozark or RVB can terminate the agreement and plan of merger in the following circumstances:

•	After a final decision by a governmental authority to prohibit the merger, or 60 days after the rejection of an application for a required governmental approval;

•	If the merger is not completed by August 31, 2003; or

•	If the other party violates, in a significant way, any of its representations, warranties, covenants or obligations contained in the agreement and plan of merger.

Generally, a party can only terminate the agreement and plan of merger in one of these situations if that party is not in violation of the agreement and plan of merger or if its violations of the agreement and plan of merger are not the cause of the event permitting termination.

Comparative Per Share Market Price Information (page 41)

Shares of Ozark common stock are listed on the Nasdaq National Market System. On March 11, 2003, the last full trading day prior to the public announcement of the merger, Ozark common stock closed at $28.41 per share. On May 7, 2003, Ozark common stock closed at $35.11 per share. Of course, the market price of Ozark common stock will fluctuate prior to and after completion of the merger. You should obtain current stock price quotations for Ozark common stock.

There is no established trading market for shares of RVB common stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of RVB common stock have been bought and sold.

SELECTED FINANCIAL DATA

Ozark’s Recent Operating Results

On April 10, 2003, Ozark announced its results of operations for the three months ended March 31, 2003. The following is a summary of Ozark’s unaudited consolidated financial data for the periods ended March 31, 2003 and 2002 (dollars in thousands, except per share data):

	Three Months Ended March 31,
	2003	2002
	(unaudited)
Income statement data:
Net interest income	$11,274	$9,334
Non-interest income	3,522	2,192
Net income	4,475	3,094
Per common share data*:
Earnings-diluted	$0.56	$0.40
Book value	9.79	7.71
Balance sheet data:
Total assets	$1,089,203	$867,223
Total loans	731,586	616,695
Total deposits	864,870	675,644
Total stockholders’ equity	76,681	58,346
Performance ratios**:
Return on average assets	1.73%	1.46%
Return on average stockholders’ equity	24.30	21.87

*	Adjusted to give effect to 2-for-1 stock split, effective June 17, 2002.
**	Ratios annualized based on actual days.

Ozark Selected Financial Data

The following table shows summarized historical consolidated financial data for Ozark. The information in the table is based on the historical financial information of Ozark that has been presented in its prior filings with the Securities and Exchange Commission (and which have been incorporated by reference into this proxy statement/prospectus). All of the summary financial information provided in the following table should be read in conjunction with this historical financial information. For information on how to obtain Ozark’s historical financial information presented in its prior filings, you should refer to the section of this document captioned “WHERE YOU CAN FIND MORE INFORMATION.”

Bank of the Ozarks, Inc.

Selected Consolidated Financial Data

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$60,913	$60,119	$60,752	$51,575	$38,882
Interest expense	19,441	30,414	37,089	27,782	20,518
Net interest income	41,472	29,705	23,663	23,793	18,364
Provision for loan losses	3,660	3,401	2,325	2,485	2,026
Non-interest income	11,641	7,353	5,542	5,147	5,031
Non-interest expense	24,915	19,030	16,964	16,464	13,119
Distribution on trust preferred securities	1,587	1,587	1,587	846	—
Net income	14,406	8,959	6,040	6,635	5,629
Per common share data:*
Earnings—diluted	$1.84	$1.17	$0.80	$0.87	$0.74
Book value	9.41	7.48	6.40	5.80	5.34
Dividends	0.31	0.23	0.21	0.20	0.115
Weighted average diluted shares outstanding (thousands)	7,844	7,631	7,565	7,585	7,638
Balance sheet data at period end:
Total assets	$1,035,853	$871,379	$826,952	$796,042	$612,431
Total loans	717,895	616,076	510,544	467,131	387,526
Allowance for loan losses	10,936	8,712	6,606	6,072	4,689
Total investment securities	232,168	187,167	253,016	263,395	176,618
Total deposits	790,173	677,743	677,683	595,930	529,040
Repurchase agreements with customers	20,739	16,213	13,839	9,026	1,408
Other borrowings	129,366	99,690	66,703	126,989	39,271
Total stockholders’ equity	72,918	56,617	48,349	43,874	40,355
Loan to deposit ratio	90.85%	90.90%	75.34%	78.39%	73.25%
Average balance sheet data:
Total average assets	$922,057	$813,913	$818,197	$709,640	$486,729
Total average stockholders’ equity	64,149	52,334	45,723	41,988	37,951
Average equity to average assets	6.96%	6.43%	5.59%	5.92%	7.80%
Performance ratios:
Return on average assets	1.56%	1.10%	0.74%	0.93%	1.16%
Return on average stockholders’ equity	22.46	17.12	13.21	15.80	14.83
Net interest margin—FTE	4.88	4.05	3.27	3.77	4.19
Efficiency	46.52	50.25	55.98	55.09	54.98
Dividend payout	16.85	19.57	26.25	22.86	15.65
Assets quality ratios:
Net charge-offs as a percentage of average total loans	0.22%	0.24%	0.36%	0.26%	0.33%
Nonperforming loans to total loans	0.31	0.29	0.37	0.42	0.70
Nonperforming assets to total assets	0.24	0.28	0.42	0.53	0.50
Allowance for loan losses as a percentage of:
Total loans	1.52%	1.41%	1.29%	1.30%	1.21%
Nonperforming loans	498.45	482.39	351.38	307.91	171.82
Capital ratios at period end:
Leverage capital	8.64%	8.51%	7.57%	7.46%	6.21%
Tier I risk-based capital	11.43	11.41	11.52	11.50	9.05
Total risk-based capital	12.68	12.67	12.83	13.15	10.21

*	Adjusted to give effect to 2-for-1 stock split effective June 17, 2002

RVB Selected Financial Data

The following table shows summarized unaudited historical consolidated financial data for RVB, which should be read in conjunction with the unaudited financial statements of RVB included in pages F-1 through F-3 of this proxy statement/prospectus. The information has been prepared by RVB and has not been audited or reviewed by independent accountants.

RVB Bancshares, Inc.

Selected Consolidated Financial Data

(unaudited)

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$3,619	$3,640	$3,127	$2,415	$1,618
Interest expense	1,427	1,919	1,742	1,128	752
Net interest income	2,192	1,721	1,385	1,287	866
Provision for loan losses	257	195	535	140	287
Non-interest income	534	459	389	300	252
Non-interest expense	1,685	1,508	1,341	1,206	966
Net income (loss)	485	303	(80)	228	(71)
Per common share data:
Earnings (loss)—diluted	$35.94	$22.51	$(5.96)	$16.98	$(5.39)
Book value	290.76	253.09	228.26	228.64	218.19
Dividends	—	—	—	—	—
Weighted average shares outstanding	13,248	13,248	13,248	13,260	13,268
Weighted average diluted shares outstanding	13,494	13,459	13,429	13,429	13,415
Balance sheet data at period end:
Total assets	$53,884	$48,451	$42,620	$34,284	$26,098
Total loans	44,734	40,695	35,093	28,007	19,000
Allowance for loan losses	569	450	369	466	339
Total investment securities	2,058	3,009	4,223	3,590	2,985
Total deposits	48,925	44,138	38,150	29,754	23,069
Other borrowings	595	650	1,257	1,325	—
Total stockholders’ equity	3,852	3,353	3,024	3,029	2,895
Loan to deposit ratio	91.43%	92.20%	91.99%	94.13%	82.36%
Average balance sheet data:
Total average assets	$50,989	$45,333	$39,143	$31,370	$21,291
Total average stockholders’ equity (1)	3,603	3,188	3,027	2,962	2,933
Average equity to average assets	7.07%	7.03%	7.73%	9.44%	13.78%
Performance ratios:
Return on average assets	0.95%	0.67%	(0.20)%	0.73%	(0.33)%
Return on average stockholders’ equity	13.46	9.50	(2.64)	7.70	(2.42)
Net interest margin—FTE	4.64	4.08	3.83	4.53	4.62
Efficiency	61.81	69.17	75.59	75.99	86.40
Dividend payout	—	—	—	—	—
Assets quality ratios:
Net charge-offs as a percentage of average total loans	0.32%	0.30%	1.99%	0.05%	0.02%
Nonperforming loans to total loans	0.74	0.22	0.34	0.76	1.44
Nonperforming assets to total assets	0.67	0.18	0.31	0.62	1.05
Allowance for loan losses as a percentage of:
Total loans	1.27%	1.11%	1.05%	1.66%	1.78%
Nonperforming loans	170.87	505.62	312.71	219.81	124.18
Capital ratios at period end: (2)
Leverage capital	7.31%	7.07%	7.43%	9.11%	11.11%
Tier I risk-based capital	9.72	9.46	9.38	11.91	14.63
Total risk-based capital	10.97	10.71	10.52	13.16	15.89

(1)	Represents average of beginning and end-of-year balances
(2)	Capital ratios of River Valley Bank presented. The ratios for RVB would not be materially different from those of the bank.

RISK FACTORS

Each RVB shareholder voting in favor of the merger may be choosing to invest in Ozark common stock. You should consider the following matters in deciding how to vote. You also should consider the other information included or incorporated by reference in this document.

Risk Factors Relating to the Merger

Shareholders of RVB may not know the exact amount of cash, Ozark common shares or a combination of cash and Ozark common shares they will receive in the merger at the time they vote their RVB shares

The merger agreement provides that shareholders of RVB may elect to receive cash, Ozark common shares, or a combination of cash and Ozark common shares, as calculated in accordance with the merger agreement. The elections made by RVB shareholders, other than the election to receive only Ozark common stock, will be subject to adjustment in accordance with the allocation and proration procedures set forth in the merger agreement. Accordingly, a shareholder of RVB may not be sure, at the time the shareholder votes on whether to adopt the merger agreement, of the exact consideration the shareholder will receive in exchange for the shareholder’s RVB common shares.

Shareholders of RVB cannot be sure of the market value of the Ozark common shares they will receive in the merger

At the time the merger is completed, RVB shareholders, other than RVB shareholders who properly exercise their rights to dissent from the merger, will receive, at the holder’s election, in exchange for each share of RVB common stock, $504.85 in cash, a number of shares of Ozark common stock as determined by the exchange ratio, or a combination of cash and shares of Ozark common stock, with cash to be paid in lieu of any remaining fractional share interest of Ozark common stock. The exchange ratio will fluctuate, depending on the market price of Ozark common stock. The exchange ratio will be 20.3965 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is less than or equal to $24.7518. If the average daily ending trade price per share of Ozark common stock for this time period is between $24.7518 and $30.2522, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing $504.85 by the average daily ending trade price. The exchange ratio will be 16.6880 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for this time period is between $30.2522 and $33.00. If the average daily ending trade price per share of Ozark common stock for this time period is greater than $33.00, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing 550.704 by the average daily ending trade price.

Due to the procedures for making your election and surrendering your RVB certificates, you will not receive your Ozark common shares immediately upon closing. The market price of Ozark common shares may be substantially higher or lower before the date of the special meeting, during the 10-trading-day period over which the exchange ratio will be determined and between the effective date of the merger and the time you receive your Ozark common shares. The market price of Ozark common shares is subject to change at all times based on the financial condition and operating results of Ozark, market conditions and other factors. If the average daily closing price of Ozark common shares over the 10-trading-day period is higher than the market price of Ozark common shares on the date on which you receive your Ozark common shares, then the total market value of the Ozark common shares you actually receive in exchange for each of your RVB common shares will be less on the date you receive your Ozark common shares than the date you elected to exchange you shares. To the extent that the average daily closing price is higher than the market price of Ozark common shares on the date on which Ozark common shares are actually received, shareholders of RVB who receive Ozark common shares will be adversely affected.

The closing price of an Ozark common share on March 11, 2003, the last trading day before the announcement of the merger, was $28.41. The closing price of an Ozark common share on May 7, 2003, the last trading day before the date of this proxy statement/prospectus, was $35.11.

If the market price of Ozark common stock fluctuates too much, the merger agreement could be terminated

RVB may terminate the merger agreement if average of the last sale prices of Ozark’s common stock as reported on the Nasdaq National Market System for the ten consecutive trading days ending on the fifth trading day immediately preceding the effective time of the merger is less than $22.00. However, RVB may not terminate the merger agreement under these circumstances prior to making a good faith attempt to renegotiate the exchange ratio.

Directors and executive officers of RVB may have interests that are different from or in addition to your interests as a shareholder of RVB

When considering the recommendations of the Board of Directors of RVB, you should be aware that some members of the RVB Board of Directors and some executive officers of RVB may have interests in the merger that are different from, or in addition to, your interests as shareholders. Some of these interests are described below:

•	After the merger, Ozark will indemnify each of the officers and directors of RVB from and against specific liabilities arising out of the fact that the individual is or was an officer or director of RVB at or prior to the effective time of the merger. The merger agreement also provides for the continuation of director and officer liability insurance for RVB’s directors and officers for a period of three years.

•	Mr. James Biggers, who is currently the President, Chief Executive Officer and Chairman of the Board of Directors of RVB, and Ms. Judy Lawton, who is currently Executive Vice President and Chief Financial Officer of RVB, each entered into a Retention Agreement with RVB, wherein RVB agreed to pay each of Mr. Biggers and Ms. Lawton, on the effective date of the merger, a lump-sum retention payments in the amounts of $110,000 and $88,000, respectively, subject to the condition that neither Mr. Biggers nor Ms. Lawton, as applicable, has voluntarily resigned his or her employment with RVB prior to the effective date of the merger.

•	Mr. Biggers and Ms. Lawton also entered into Non-Competition and Employment Services Agreements with Ozark which provide that in the event of termination of Mr. Biggers’ or Ms. Lawton’s employment without cause during the 12 month period following the effective date of the merger, Ozark will continue to pay the terminated officer a monthly base salary plus health and other employment benefits until the date that is 12 months from the effective date of the merger. In exchange, during this period neither Mr. Biggers nor Ms. Lawton may compete with RVB or Ozark in Pope County and Yell County, Arkansas and must be available to RVB and Ozark to assist with the operations of RVB and Ozark as requested.

You will have less influence as a shareholder of Ozark than as a shareholder of RVB

The shareholders of RVB currently have the right to control RVB through their ability to elect the Board of Directors of RVB and vote on other matters affecting RVB. The merger will transfer control of RVB to Ozark. After completion of the merger, the Ozark common shares received by former RVB shareholders will total less than 4% of Ozark’s outstanding common stock. Consequently, the RVB shareholders will exercise much less influence over the management and policies of Ozark than they currently exercise over the management and policies of RVB.

Risk Factors Relating to Bank of the Ozarks, Inc.

Ozark could sustain losses if its asset quality declines

As with RVB, Ozark’s earnings are significantly affected by its ability to properly originate, underwrite and service loans. Ozark could sustain losses if it incorrectly assesses the creditworthiness of its borrowers or fails to detect or respond to a deterioration in asset quality in a timely manner. Problems with asset quality could cause Ozark’s interest income and net interest margin to decrease and its provisions for loan losses to increase, which could materially adversely affect its results of operations and financial condition.

Changes in Interest Rates Could Adversely Affect Ozark’s Results of Operations and Financial Condition

Ozark’s earnings depend substantially on “rate differentials,” which are the differences between the rates it earns on loans, securities and other earning assets, and the interest rates it pays on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond Ozark’s control, including general economic conditions and the policies of various governmental and regulatory authorities. Frequently the maturities of assets and liabilities are not balanced, and an increase or decrease in interest rates could have a material adverse effect Ozark’s net interest margin, results of operations and financial condition. For instance, Ozark’s liabilities are currently scheduled to reprice more quickly than its assets. As a result, a rapid and sustained increase in interest rates could have a material adverse effect on Ozark’s net interest margins and results of operations.

Ozark’s Growth Strategy Involves Various Risks

Since November 1994, Ozark’s primary growth strategy has involved the opening of new or de novo, branches. Over the last eight and one quarter years, Ozark has opened 28 new banking offices and three loan production offices, expanding from five original offices to 33 banking offices as of March 31, 2003. This strategy involves certain special risks as follows:

Management of Growth. Ozark’s past and expected growth involves a variety of risks including:

•	maintaining loan quality in the context of significant loan growth;

•	maintaining adequate management personnel and systems to oversee such growth;

•	maintaining adequate internal audit, loan review and compliance functions; and

•	implementing additional policies, procedures and operating systems required to support such growth.

Operating Results. While Ozark has been successful in achieving profitability in new offices, there is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profitability. Ozark’s growth and de novo branching strategy necessarily entails growth in overhead as Ozark routinely adds new offices and staff. Ozark’s historical results may not be indicative of future results or results that may be achieved as it continues to increase the number and concentration of its branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on Ozark’s results of operations and financial condition could be more significant than would be the case for a larger company.

Development of Offices. Ozark may encounter delays or other problems in opening offices. Additionally, Ozark may be unable to accomplish future expansion plans due to lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors. As with the proposed acquisition of RVB, Ozark will continue to consider strategic acquisition opportunities should they be presented. If Ozark makes any acquisitions, there can be no assurance it will be able to successfully integrate the operations of any acquired entity.

Regulatory and Economic Factors. Ozark’s growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect Ozark’s continued growth and expansion. Such factors may cause Ozark to alter its growth and expansion plans or slow or halt the growth and expansion process, which may prevent it from entering certain target markets or allow competitors to gain or retain market share in its existing or expected markets.

Failure to successfully address the above issues could have a material adverse effect on Ozark’s results of operations and financial condition.

The Banking Industry Is Highly Competitive

The banking industry in Ozark’s market area is highly competitive. Ozark competes with many different financial and financial service institutions, including:

•	other commercial and savings banks and savings and loan associations;

•	credit unions;

•	finance companies;

•	mortgage companies;

•	brokerage and investment banking firms; and

•	asset-based non-bank lenders.

A substantial number of the commercial banks in Ozark’s market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies, and as a result may have greater resources and lower cost of funds. Additionally, Ozark faces competition from de novo community banks, including those with senior management who were previously with other local banks or those controlled by investor groups with strong local business and community ties.

Changes in Economic Conditions Could Adversely Affect Ozark’s Results of Operation and Financial Condition

Ozark’s profitability depends on the profitability of its bank subsidiary, whose operating results and asset quality may be significantly affected by national and local economic conditions. Ozark makes loans primarily to borrowers who are located in northern, western and central Arkansas and secure these loans in substantial part with real estate collateral located in the area. Ozark is subject to adverse changes in general economic conditions in the United States such as inflation, recession and high levels of unemployment, consumer credit and bankruptcies. Ozark is also subject to unfavorable changes in economic conditions affecting its markets which may have a material adverse effect on its results of operations and financial condition. Such changes could result from numerous factors beyond Ozark’s control, including a reduction in real estate values, business closings or layoffs, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture, real estate and real estate development and construction.

While Ozark’s asset quality ratios have not been significantly impacted by the prevailing economic slowdown in the national and local economies, it has seen an increase in bankruptcy filings, layoff announcements and business closings in its market area. There continues to be considerable uncertainty regarding the economy and the potential for adverse effects from the war with Iraq, the continued threat of terrorism and other geo-political events. Therefore, there can be no assurance that a continuation or worsening of this slowdown will not ultimately have an adverse impact on Ozark’s borrowers or Ozark’s financial condition and results of operation.

Recent Events May Adversely Impact Financial Markets

The price of Ozark’s common stock could be adversely affected by the considerable uncertainty in world and domestic financial markets due to the war with Iraq and the threat of continuing terrorist attacks. The full impact on financial markets of the conflict with, and resulting occupation of, Iraq is not yet known. A prolonged and expensive conflict with and occupation of Iraq, or an increased threat or incidence of terrorist attacks on the United States or other countries, could adversely impact U.S. equity markets, including stocks traded on Nasdaq.

Liquidity Needs Could Adversely Affect Ozark’s Results of Operations and Financial Condition

Ozark relies on the dividends from its bank subsidiary as its primary sources of funds. The primary source of funds of the bank subsidiary are customer deposits and loan repayments. Ozark has experienced significant growth in its loan portfolio which has resulted in a high loan to deposit ratio in recent years. At December 31, 2002 and March 31, 2003, Ozark’s loan to deposit ratio was 90.9% and 84.6%, respectively. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans, which can be adversely affected by a number of factors including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, Ozark may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include borrowings under Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While Ozark believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands. Ozark may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Ozark Relies Heavily on the Services of Key Personnel

Ozark depends on the services of George Gleason, its Chairman of the Board and Chief Executive Officer. Mr. Gleason is the largest individual stockholder, and although Ozark has entered into an employment agreement with him, the loss of the services of Mr. Gleason could have a material adverse effect on its results of operations and financial condition. Ozark is also dependent on certain other key officers who have important customer relationships or are instrumental to its operations. The loss of these individuals could have a material adverse effect on its results of operations and financial condition.

Ozark Could be Adversely Affected by Government Regulation

Ozark is subject to extensive government regulation and supervision under various state and federal laws, rules and regulations, including rules and regulations of the Board of Governors of the Federal Reserve, the FDIC and the Arkansas State Bank Department. These laws and regulations are designed primarily to protect depositors, borrowers, and the Bank Insurance Fund of the FDIC and to further certain social policies; consequently, they may impose limitations on Ozark that may not be in its best interests. Ozark is subject to changes in federal and state laws, regulations, governmental policies, capital requirements and accounting principles. The effects of any such potential changes cannot be predicted, but they could have a material adverse effect on Ozark’s results of operations and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus, including the documents referred to and incorporated by reference herein, include certain forward-looking statements about the financial condition, results of operations and business of Ozark, including the benefits of the proposed merger with RVB, the expected impact of the proposed merger on Ozark’s earnings per share, the receipt of regulatory approvals for the merger and the anticipated tax consequences of the merger. Such forward-looking statements and information are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account information currently available and are not guarantees of future performance. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions identify forward-looking statements. Such statements reflect Ozark’s current views of future events and are subject to certain risks, uncertainties and assumptions that may cause actual results or outcomes to vary materially from management’s expectations.

Some of the important factors that could cause actual results of operation or financial condition to differ materially from expectations include, but are not limited to: (1) potential delays or other problems in implementing Ozark’s growth and expansion strategy, including delays in identifying satisfactory sites and opening new offices; (2) the ability to continue to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including the impact of the current economic slowdown, and its effect on the credit worthiness of borrowers and collateral values and (6) changes in legal and regulatory requirements.

Factors that could affect the expected impact of the proposed merger include: (1) the possibility that the transaction does not close due to failure to receive required approvals or satisfy other conditions; (2) the ability of Ozark to successfully integrate RVB’s operations; (3) competitive factors in the Russellville market, including the impact of the current economic slowdown and (4) the creditworthiness of RVB’s borrowers and the ability to retain RVB’s deposit and loan customer base following consummation of the transaction.

Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements. These and other material risk factors relating to the merger and Ozark’s operations are more fully described in this proxy statement/prospectus under the caption “Risk Factors.”

THE SPECIAL MEETING

General

This proxy statement/prospectus is first being mailed, on or about May 8, 2003, to all persons who were RVB shareholders of record on April 18, 2003.

Along with this proxy statement/prospectus, RVB shareholders are being provided with a Notice of Special Meeting, a form of proxy card (printed on yellow paper) that is solicited by RVB’s Board of Directors for use at the special meeting of RVB shareholders and at any adjournments or postponements of that meeting and an election form (printed on blue paper) for the return of RVB Shares.

At the special meeting, RVB shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 11, 2003 and amended as of May 5, 2003, between RVB and Ozark, which provides for the merger of RVB with and into Ozark.

The special meeting of RVB shareholders will be held at the following time and place:

June 5, 2003

5:00 p.m., Central Time

Holiday Inn

Highway 7 North & I-40

Russellville, Arkansas

Proxies

We encourage RVB shareholders to promptly vote their proxies by completing, signing, dating and returning the enclosed proxy card (printed on yellow paper) solicited by RVB’s Board of Directors if they are unable to attend the special meeting in person or wish to have their shares of RVB common stock voted by proxy even if they do attend the meeting.

An RVB shareholder may revoke any proxy given in connection with this solicitation by:

•	Delivering a written notice revoking the proxy prior to the taking of the vote at the special meeting;

•	Delivering a duly executed proxy relating to the same shares bearing a later date; or

•	Attending the meeting and voting in person (however, attendance at the special meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

RVB shareholders should address all written notices of revocation and other communications with respect to the revocation of proxies to the following:

Bank of the Ozarks

Trust Department

12615 Chenal Parkway

Little Rock, AR 72211

Attention: Dyan Kirkpatrick

For a notice of revocation or later proxy to be valid, however, Bank of the Ozarks, Trust Department must actually receive it prior to the vote of RVB shareholders at the special meeting. RVB will vote all shares of RVB common stock represented by valid proxies received through this solicitation and not revoked before they are exercised for approval of the agreement and plan of merger. If no specification is made, shares of RVB common stock represented by proxies received will be voted for approval of the agreement and plan of merger and in the discretion of the proxy holder as to any other matters that properly may come before the special meeting.

RVB is currently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, then shares of RVB common stock represented by proxies will be voted (or not voted) by the persons named in the proxies in their discretion.

Solicitation of Proxies

In addition to the solicitation of proxies by mail, if necessary, RVB may use several of its regular employees to solicit proxies from RVB shareholders, either personally or by telephone, telegram, facsimile or special delivery letter. Such employees will not be specially compensated.

Record Date and Voting Rights

RVB’s Board of Directors has fixed the close of business on April 18, 2003 as the record date for the determination of RVB shareholders entitled to receive notice of and to vote at RVB’s special meeting of shareholders. Accordingly, only RVB shareholders of record at the close of business on April 18, 2003 will be entitled to notice of and to vote at the special meeting. At the close of business on RVB’s record date, there were 14,044 shares of RVB common stock entitled to vote at the special meeting held by approximately 106 holders of record, and the directors and executive officers of RVB beneficially owned approximately 36.28% of the outstanding shares of RVB common stock.

The presence, in person or by proxy, of shares of RVB common stock representing a majority of the votes entitled to be cast at the RVB special meeting is necessary to constitute a quorum. Each share of RVB common stock outstanding on RVB’s record date entitles its holder to one vote as to the approval of the agreement and plan of merger or any other proposal that may properly come before the special meeting.

For purposes of determining the presence or absence of a quorum for the transaction of business, RVB will count shares of RVB common stock present in person at the special meeting but not voting, and shares of RVB common stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the special meeting. Abstentions are counted as present at the RVB special meeting for purposes of determining whether a quorum exists.

Under Arkansas law, approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of all votes entitled to be cast on the agreement and plan of merger. Because approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of RVB common stock, abstentions will have the same effect as negative votes. Accordingly, RVB’s Board of Directors urges RVB shareholders to complete, date and sign the accompanying proxy card (printed on yellow paper) and return it promptly in the enclosed, postage-paid envelope.

Recommendation of the Board of Directors

RVB’s Board of Directors has unanimously approved the agreement and plan of merger. RVB’s Board of Directors believes that the merger is in the best interests of RVB and RVB shareholders and recommends that RVB shareholders vote “FOR” approval of the agreement and plan of merger. The conclusion of RVB’s Board of Directors with respect to the merger is based on a number of factors. See “THE MERGER—Reasons for the Merger; Recommendation of the Board of Directors.”

Dissenters’ Rights

Holders of RVB common stock who do not vote in favor of the merger and who give RVB timely notice will be entitled to dissenters’ rights and to demand payment of the fair value of their shares as a result of the merger under Subchapter 13 of the Arkansas Business Corporation Act of 1987. If the statutory procedure is followed and dissenting holders and the surviving corporation do not otherwise agree on the value of such holders’ shares, these rights could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their shares. Arkansas law defines “fair value” as the value of the shares immediately before consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable, but it does not prescribe a method for determining fair value. Consequently, any judicial determination of the fair value of the shares could be based upon any valuation method or combination of methods the court deems appropriate, and the value so determined could be more or less than the consideration paid in the merger. If any holder of shares who demands payment under Arkansas law fails to perfect, or effectively waives, his or her right to payment as a dissenting shareholder, as provided under Arkansas law, each of the shares of the holder will be converted into the consideration paid in the merger in accordance with the agreement and plan of merger.

A person having a beneficial interest in shares of RVB common stock that are held of record in the name of another person, such as a nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever dissenters’ rights the beneficial owner may have, or must submit to RVB the record shareholder’s written consent to the dissent not later than the time the beneficial owner asserts dissenters’ rights, and must do so with respect to all shares that such person beneficially owns.

An RVB shareholder of record may assert dissenters’ rights as to fewer than all of the shares registered in such holder’s name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies RVB in writing of the name and address of each person on whose behalf the holder asserts dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which the holder dissents and the holder’s other shares were registered in the names of different shareholders.

The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the Arkansas Business Corporation Act of 1987. Any RVB shareholder who wishes to exercise such dissenters’ rights, or who wishes to preserve his or her right to do so, should review Subchapter 13 of the Arkansas Business Corporation Act of 1987, a copy of which is attached as Annex B to this proxy statement/prospectus, and the following discussion carefully.

The availability of dissenters’ rights is conditioned upon full compliance with a complicated procedure set forth in Subchapter 13 of the Arkansas Business Corporation Act of 1987. Failure to timely and properly comply with the procedures specified will result in the complete loss of dissenters’ rights. Accordingly, any RVB shareholder who wishes to dissent from the merger and receive the value of his or her RVB common stock in cash should consult with his or her own legal counsel. No further notice of the events giving rise to dissenters’ rights or any steps associated with exercising dissenters’ rights will be furnished to RVB shareholders, except as indicated below or otherwise required by law.

An RVB shareholder cannot vote for the merger and pursue dissenters’ rights. However, an RVB shareholder’s failure to vote against the agreement and plan of merger will not constitute a waiver of his or her dissenters’ rights. Moreover, a vote against the agreement and plan of merger will not be deemed to satisfy all of the notice requirements under Arkansas law with respect to dissenters’ rights.

Procedure for the Exercise of RVB Shareholders Dissenters’ Rights. In order to be eligible to exercise the right to dissent, an RVB shareholder must:

•	Notify RVB in writing prior to the vote on the agreement and plan of merger that such RVB shareholder intends to demand payment for his or her shares of RVB common stock if the merger is completed; and

•	Not vote such shares of RVB common stock in favor of the agreement and plan of merger.

The written notice of intent to dissent should be addressed as follows:

RVB Bancshares, Inc.

405 West Main Street

Russellville, Arkansas 72801

Attention: Judy Lawton

Facsimile: 479-498-2259

If the agreement and plan of merger is approved at the RVB special meeting, Ozark must deliver a written dissenters’ notice to all dissenting RVB shareholders who satisfied the requirements referred to in the preceding paragraph. Ozark must deliver the dissenters’ notice within ten days after completion of the merger. This notice must:

•	State where the RVB shareholders must send demand for payment of their shares of RVB common stock if the merger is completed and where and when RVB common stock certificates must be deposited;

•	Inform holders of uncertificated shares of RVB common stock to what extent transfer of the shares will be restricted after the demand for payment is received;

•	Supply a form for demanding payment that includes the date of the first announcement of the agreement and plan of merger to news media or to shareholders and requires the dissenting shareholder to certify whether or not he or she or, if a nominee asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership before that date;

•	Set a date by which Ozark must receive the demand for payment, which date may not be fewer than 30 nor more than 60 days after the date the dissenters’ notice is delivered; and

•	Be accompanied by a copy of Subchapter 13 of the Arkansas Business Corporation Act of 1987.

An RVB shareholder of record who is sent a dissenters’ notice must demand payment in accordance with the terms of the dissenters’ notice, certify that he or she (or the beneficial shareholder on whose behalf such holder is asserting dissenters’ rights) acquired beneficial ownership of the shares of RVB common stock before the date required to be set forth in the dissenters’ notice and deposit his or her certificates representing shares of RVB common stock in accordance with the terms of the dissenters’ notice.

An RVB shareholder who demands payment and deposits his or her stock certificates in accordance with the previous paragraph retains all other rights of an RVB shareholder until those rights are canceled or modified by the completion of the merger.

An RVB shareholder who does not demand payment or deposit his or her stock certificates where required, in each case by the date set forth in the dissenters’ notice, is not entitled to payment for his or her shares of RVB common stock except pursuant to the terms of the agreement and plan of merger.

Ozark’s Payment or Offer of Payment. Except as described below, as soon as the merger is effective, or upon receipt of a demand for payment, Ozark must pay each dissenting RVB shareholder who has complied with the payment demand and deposit requirements described above the amount Ozark estimates to be the fair value of the RVB shareholder’s shares of RVB common stock, plus accrued interest from the effective time of the merger. Ozark must pay the rate of interest in the manner and amount described in Section 4-27-1301(4) of the Arkansas Business Corporation Act of 1987. This offer of payment must be accompanied by the following:

•	RVB’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

•	A statement of Ozark’s estimate of the fair value of the shares of RVB common stock;

•	An explanation of how the interest was calculated;

•	A statement of the dissenting shareholder’s right to demand payment under Section 4-27-1328 of the Arkansas Business Corporation Act of 1987; and

•	A copy of Subchapter 13 of the Arkansas Business Corporation Act of 1987.

Ozark may elect to withhold payment from a dissenting shareholder under Section 4-27-1327 of the Arkansas Business Corporation Act of 1987 unless he or she was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the agreement and plan of merger. To the extent Ozark elects to withhold payment, it must estimate, after the completion of the merger, the fair value of the RVB shareholder’s shares of RVB common stock, plus accrued interest, and must pay this amount to each dissenting shareholder who agrees to accept it in full satisfaction of his or her demand. Ozark must send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenting shareholder’s right to demand payment.

If dissatisfied with Ozark’s offer of payment, a dissenting RVB shareholder may notify Ozark in writing of the shareholder’s own estimate of the fair value of his or her shares of RVB common stock and amount of interest due. The dissenting shareholder may demand payment of the shareholder’s estimate (less any payments previously made) or reject Ozark’s offer and demand payment of the fair value of the shareholder’s shares of RVB common stock and interest due, if:

•	The dissenting shareholder believes that the amount paid under Section 4-27-1325 or offered under Section 4-27-1327 of the Arkansas Business Corporation Act of 1987 is less than the fair value of the shareholder’s shares of Ozark common stock or that the interest due is incorrectly calculated;

•	Ozark fails to make payment within 60 days after the date set forth demanding payment; or

•	Ozark, having failed to complete the merger, does not return the deposited certificates or release the transfer restrictions imposed on the uncertificated shares of RVB common stock within 60 days after the date set for demanding payment.

However, a dissenting RVB shareholder waives the right to demand such payment unless the shareholder notifies Ozark of such demand in writing within 30 days after Ozark made or offered payment for the shareholder’s shares of RVB common stock.

If Ozark does not complete the merger within 60 days after the date set for demanding payment and depositing share certificates of a dissenting RVB shareholder’s shares of RVB common stock, Ozark must return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares of RVB common stock. If Ozark, after returning deposited certificates and releasing the transfer restrictions imposed upon the shareholder’s shares of RVB common stock, completes the merger, a new dissenters’ notice must be delivered to the shareholder and the payment demand procedure discussed above must be repeated.

Judicial Appraisal of RVB Common Stock. If a demand for payment under Section 4-27-1328 of the Arkansas Business Corporation Act of 1987 remains unsettled, Ozark must commence a proceeding within 60 days after receiving the demand for payment and petition the relevant court to determine the fair value of the shares of RVB common stock and accrued interest. If Ozark does not commence this proceeding within this 60-day period, it must pay each dissenting RVB shareholder whose demand remains unsettled the amount demanded.

Ozark must commence any such proceeding relating to RVB common stock in the circuit court of Pulaski County, Arkansas. Ozark must make all dissenting shareholders whose demands remain unsettled, whether or not residents of Arkansas, parties to the proceeding and must serve all parties with a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a fair value. The appraisers will have the powers described in the order appointing them. Dissenting shareholders are entitled to the same discovery rights as parties to other civil proceedings.

Each dissenting RVB shareholder made a party to the proceeding is entitled to judgment for the amount the court finds as the fair value of such shareholder’s shares of RVB common stock, plus interest, less the amount paid by Ozark, or for the fair value, plus accrued interest, of such shareholder’s after-acquired shares for which Ozark elected to withhold payment under Section 4-27-1327 of the Arkansas Business Corporation Act of 1987.

The court, in an appraisal proceeding, must determine all costs of the proceeding, including the reasonable compensation and expense of appraisers appointed by the court. The court must assess these costs against Ozark, except that the court may assess costs against all or some of the dissenting shareholders in amounts the court finds equitable, to the extent that the court finds that the dissenting shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment.

The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

•	Against Ozark or in favor of any and all dissenting shareholders if the court finds that Ozark did not substantially comply with the requirements of Sections 4-27-1320 through 4-27-1328 of the Arkansas Business Corporation Act of 1987; or

•	Against either Ozark or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Subchapter 13 of the Arkansas Business Corporation Act of 1987.

If the court finds that the services of counsel for any dissenting RVB shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against Ozark, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenting RVB shareholders who were benefited.

Any dissenting RVB shareholder who perfects such holder’s right to be paid the fair value of his or her shares will recognize taxable gain or loss upon receipt of cash for his or her shares for federal income tax purposes.

THE MERGER

The discussion in this proxy statement/prospectus of the merger of RVB into Ozark does not purport to be complete and is qualified by reference to the full text of the agreement and plan of merger, the first amendment to the agreement and plan of merger and the other annexes attached to, and incorporated by reference into, this proxy statement/prospectus.

Description of the Merger

Upon completion of the merger, RVB will merge into Ozark, the separate corporate existence of RVB will cease and Ozark will be the surviving corporation. Ozark will continue to exist as an Arkansas corporation. In addition, RVB’s wholly-owned subsidiary, River Valley Bank, will merge into Bank of the Ozarks, an Arkansas state banking corporation and a wholly-owned subsidiary of Ozark, and Bank of the Ozarks will be the surviving bank. Subject to the satisfaction or waiver of certain conditions set forth in the agreement and plan of merger, the merger will become effective upon the filing of articles of merger in the office of the Secretary of State of the State of Arkansas in accordance with the Arkansas Business Corporation Act of 1987. See “THE AGREEMENT AND PLAN OF MERGER — Conditions to the Merger.”

The merger will have the effects set forth in Section 4-27-1106 of the Arkansas Business Corporation Act of 1987 and Section 23-48-604 of the Arkansas Banking Code of 1997.

Ozark’s restated articles of incorporation and restated bylaws as in effect upon completion of the merger will be those of the surviving corporation.

At the effective time of the merger, automatically by virtue of the merger and without any action on the part of any party or shareholder, each share of RVB common stock outstanding immediately prior to the effective time will become and be converted into the right to receive $504.85 in cash, a number of shares of Ozark common stock as determined by the exchange ratio (which may fluctuate as described below) or a combination of both cash and shares of Ozark common stock. Each RVB shareholder will be able to elect to receive cash, shares of Ozark common stock or a combination of both for his or her shares of RVB common stock, subject, in each case, to adjustment on a pro rata basis as described below. In the event that more than 49% of the outstanding shares of RVB common stock elect or otherwise are to receive cash consideration, the amount of cash that RVB shareholders will have the right to receive upon exchange of their shares of RVB common stock will be adjusted on a pro rata basis so that, in the aggregate, 49% of the shares of RVB common stock will be converted into the right to receive cash and the remaining 51% of the shares of RVB common stock will be converted into the right to receive Ozark common stock. In addition, the election of merger consideration by RVB shareholders is subject to a tax-related adjustment in order for the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code and to permit delivery of the requisite tax opinions pursuant to the agreement and plan of merger. As a result, an RVB shareholder may receive a different combination of consideration than he or she elected, based on the choices made by other RVB shareholders or other circumstances. RVB shareholders who do not return a properly completed election form with respect to their shares of RVB common stock by the second business day before the special meeting of the RVB shareholders will receive consideration of 51% Ozark common stock and 49% cash in exchange for their shares.

The exchange ratio will be adjusted as follows to reflect changes in the price of Ozark common stock. If the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is less than or equal to $24.7518, the exchange ratio will be 20.3965 shares of Ozark common stock for each share of RVB common stock. If the average daily ending trade price per share of Ozark common stock for this time period is between $24.7518 and $30.2522, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing $504.85 by the average daily ending trade price. The exchange ratio will be 16.6880 shares of Ozark common stock for each share of RVB common stock if the average daily ending trade price per share of Ozark common stock for this time period is between $30.2522 and $33.00. If the average daily ending trade price per share of Ozark common stock for this time period is greater than $33.00, the number of shares of Ozark common stock exchangeable for each share of RVB common stock will be determined by dividing 550.704 by the average daily ending trade price.

Ozark expects the market price of Ozark common stock to fluctuate due to market factors beyond its control between the date of this proxy statement/prospectus and the date on which the merger is completed and thereafter.

Since the exchange ratio may fluctuate only to a certain point, and after such point it remains fixed, the implied market value of Ozark common stock that RVB shareholders will receive in the merger may increase or decrease prior to completion of the merger. For further information concerning the historical market prices of Ozark common stock, see “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.” Ozark cannot assure you that the market price of Ozark common stock will not decrease before or after the merger.

Shares of RVB common stock with respect to which dissenters’ rights have been properly demanded in accordance with Subchapter 13 of the Arkansas Business Corporation Act of 1987 or held by RVB or any of its subsidiaries, in each case, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will not be converted into the consideration described above automatically at the effective time of the merger. At the effective time, all shares of RVB common stock held by RVB or its subsidiaries, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will be canceled and will cease to exist, and no Ozark common stock or other consideration will be delivered in exchange for such shares. Also at the effective time, all shares of Ozark common stock held by RVB or its subsidiaries, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will become treasury stock and all other shares of Ozark common stock outstanding as of the effective time will remain outstanding.

Shares of RVB common stock as to which dissenters’ rights have been properly demanded will not be converted into the right to receive, or be exchangeable for, Ozark common stock. Instead, the holders of these shares will be entitled to cash payment of the value of the shares in accordance with Subchapter 13 of the Arkansas Business Corporation Act of 1987. All such shares will be deemed cash election shares for purposes of determining how much cash is available for distribution to other shareholders. If any holder of these shares subsequently delivers a written withdrawal of his or her demand for dissenters’ rights, or if any holder fails to establish his or her entitlement to dissenters’ rights, the holder will forfeit the right to dissent from the merger and his or her shares of RVB common stock will be deemed to have been converted into the right to receive, and to have become exchangeable for, the consideration due under the agreement and plan of merger. See “SPECIAL MEETING—Dissenters’ Rights.”

At the effective time of the merger, RVB shareholders, other than those who perfect dissenters’ rights, will have no further rights as RVB shareholders, other than to receive the consideration to be issued to them in the merger. After the effective time, there will be no transfers on RVB’s stock transfer books of shares of RVB common stock. If, after the effective time, stock certificates representing shares of RVB common stock are presented for transfer to Bank of the Ozarks, Trust Department, the exchange agent for the merger, they will be canceled and exchanged for certificates representing shares of Ozark common stock as provided in the agreement and plan of merger.

If, prior to the merger, shares of Ozark common stock are changed into a different number or class of shares due to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend is declared on the shares of Ozark common stock with a record date prior to the merger, the exchange ratio will be adjusted accordingly.

Background of the Merger

In late December, 2002, the Vice Chairman and President of Ozark, Mark D. Ross, contacted the Chief Executive Officer of RVB, James Biggers, by telephone to discuss the possibility of Ozark and RVB combining their operations. Shortly thereafter, RVB received a letter of intent from Ozark setting forth the general terms of a proposed merger of the two companies. The Executive Officers and Board of Directors of RVB had several meetings with Randy Dennis, President of DD&F Consulting Group, and RVB’s legal counsel, Quattlebaum, Grooms, Tull & Burrow PLLC, to discuss strategic long-term planning issues for RVB. These issues included: (1) the reasonable expectations of RVB stock value based upon RVB remaining independent and continuing to implement its business plan, (2) the current value of Ozark stock and an economic assessment of the proposed acquisition offer from Ozark, (3) the reasonable expectations concerning the value of Ozark stock based upon RVB combining with Ozark and applying reasonable business projections, (4) the market valuation of Arkansas banking organizations under current market conditions, and (5) the likelihood of other bidders for RVB in the market.

Following those meetings, the Board of Directors of RVB determined that it would be in the best interest of the stockholders of RVB for RVB to enter into discussions with Ozark concerning a merger of RVB and Ozark. The

RVB Board retained DD&F Consulting Group and Quattlebaum, Grooms, Tull & Burrow to assist it in negotiating and evaluating any proposed acquisition offers.

Over the next several weeks, informal discussions occurred between RVB and Ozark. These discussions led to the receipt by RVB of a revised proposed letter of intent. After evaluating the factors described below, the RVB Board decided that a combination of operations with Ozark was in the best interests of RVB shareholders. On January 31, 2003, a letter of intent was signed between RVB and Ozark regarding an acquisition. At the time the letter of intent was signed, RVB and Ozark exchanged certain information for review by each party’s respective management, counsel and advisors. Further negotiations commenced regarding the negotiation of the agreement and plan of merger. On March 11, 2003, the Boards of Directors of RVB and River Valley Bank met for purposes of considering and acting upon the proposed agreement and plan of merger between RVB and Ozark. Based upon the terms of the agreement and plan of merger, the Boards of Directors of RVB and River Valley Bank unanimously approved the agreement and plan of merger. The agreement and plan of merger was then signed on March 11, 2003.

The agreement and plan of merger executed between the parties on March 11, 2003 provided that Ozark would be permitted to terminate the agreement in the event that average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger was greater than $33.00. Subsequent to March 11, 2003, the daily ending trade price of Ozark’s common stock has fluctuated at prices in excess of $33.00. In anticipation that the price of Ozark’s common stock could remain at a level that would trigger Ozark’s termination right, the parties determined that it would be advisable and in the best interests of their respective companies and stockholders to renegotiate the exchange ratio. After discussions, Ozark and RVB agreed to amend the agreement and plan of merger to provide that in the event that the average daily ending trade price per share of Ozark common stock for such period is greater than $33.00 the exchange ratio will be determined by dividing 550.704 by the average daily ending trade price. Additionally, Ozark agreed to waive its termination right related to the trading price of the Ozark Common Stock. The amendment did not effect the rights of RVB shareholders who elect to receive cash (i.e. they will continue to receive $504.85 for each share of RVB common stock exchanged).

By amending the exchange ratio in this manner, RVB shareholders electing to receive Ozark common stock will continue to receive the benefits of the original agreement (which results in an increase in value to RVB shareholders to the extent that the average daily ending trade price per share of Ozark common stock for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger is greater than $30.2522 but less than $33.00) while preserving the transaction for the parties and providing upside protection to Ozark in the event the average trading price per share for this period exceeds $33.00.

On May 2, 2002, the Board of Directors of RVB approved the amendment to the terms of the merger agreement and as of May 5, 2003, Ozark and RVB executed the First Amendment to the Agreement and Plan of Merger to effect this modification of the exchange ratio and waive Ozark’s termination right. A copy of the First Amendment is attached to this proxy statement/prospectus as Annex A-2

RVB’s Reasons for the Merger; Recommendation of the Board of Directors

RVB Bancshares, Inc. In reaching its determination that the merger, the agreement and plan of merger and the first amendment to the agreement and plan of merger are fair to, and in the best interest of, RVB and its shareholders, RVB’s Board of Directors consulted with its consultants and counsel, as well as with RVB’s management, and considered a number of factors, including, without limitation, the following:

•	A review of RVB’s current business, operations, earnings and financial condition and reasonable expectations of future performance and operations;

•	The terms of the Ozark offer, including both the amount and nature of the consideration proposed to be paid in comparison to other similar transactions occurring in the recent past within Arkansas;

•	The recent market performance of Ozark common stock, as well as the recent earnings performance and dividend payment history of Ozark;

•	The belief of the RVB Board of Directors that the terms of the agreement and plan of merger are attractive in that the agreement and plan of merger allows RVB’s shareholders to become shareholders in Ozark or elect to receive a cash payment, or both within certain parameters;

•	The wide range of banking products and services Ozark offers to its customers;

•	The belief of the RVB Board of Directors, based upon analysis of the anticipated financial effects of the merger, that upon consummation of the merger, Ozark and its banking subsidiaries would remain well-capitalized institutions, the financial positions of which would be in excess of all applicable regulatory capital requirements;

•	The recent expansion of competing banking enterprises into RVB’s market, the business combinations involving financial institutions during the past 24 months in the State of Arkansas and contiguous states and the effect of such combinations on competitive conditions in RVB’s market area;

•	The belief of the RVB Board of Directors that, in light of the reasons discussed above, Ozark was an attractive choice as a long-term affiliation partner of RVB; and

•	The expectation that the merger will generally be a tax-free transaction to RVB shareholders who receive only Ozark common stock by virtue of the merger (see “Certain Federal Income Tax Consequences”).

RVB’s Board did not assign any specific or relative weight to the foregoing factors in their considerations.

Based on a thorough evaluation of these factors, RVB’s Board of Directors believes the merger is in the best interests of RVB and RVB shareholders. RVB’s Board of Directors unanimously recommends that RVB shareholders vote “FOR” approval of the agreement and plan of merger.

Ozark’s Reasons for the Merger

Ozark’s Board of Directors deliberated and approved the agreement and plan of merger at a Board meeting held on March 11, 2003. In reaching its determination to approve and adopt the agreement and plan of merger, Ozark’s Board of Directors consulted with Ozark’s management and legal advisors and considered a number of factors. The following is a discussion of information and factors considered by Ozark’s Board of Directors in reaching this determination. This discussion is not intended to be exhaustive, but includes the material factors considered by Ozark’s Board of Directors. In the course of its deliberations with respect to the merger, Ozark’s Board of Directors discussed the anticipated impact of the merger on Ozark, Ozark’s shareholders and various other constituencies. Ozark’s Board of Directors did not identify any material disadvantages expected to result from the merger during these discussions. In reaching its determination to approve and recommend the agreement and plan of merger, Ozark’s Board of Directors did not assign any relative or specific weights to the factors considered in reaching such determination, and individual members of Ozark’s Board of Directors may have given differing weights to different factors.

The Ozark Board considered various factors, including the following, in helping to make its determination to vote in favor of the merger:

•	The fact that the merger will accelerate Ozark’s plans to enter a strategically important market where it does not currently have full-service branch facilities;

•	The location of River Valley Bank’s branch in a strategic part of downtown Russellville;

•	The compatibility of the acquisition with Ozark’s growth and de novo branching strategy;

•	RVB’s attractive loan and deposit customer base;

•	The high quality of RVB’s employees;

•	The financial attractiveness of the acquisition to Ozark, including the expected lack of a material impact on 2003 earnings per share and the possible accretive impact on 2004 earnings per share; and

•	The opportunity to expand Ozark’s shareholder base within the Russellville community by offering Ozark shares of common stock in exchange for RVB shares.

The Ozark Board of Directors also reviewed the terms of the agreement and plan of merger, including the amount and form of consideration to be received by RVB shareholders in the merger, as well as the general impact that the merger could be expected to have on the constituencies served by Ozark, including its customers, employees and communities.

Regulatory Approval

Completion of the merger is conditioned on, among other things, the receipt of approvals by the FDIC and the Arkansas State Bank Department.

A formal Interagency Bank Merger Application must be filed with the FDIC for approval of the merger. The FDIC may disapprove the application if it finds that the merger tends to create or result in a monopoly, substantially lessen competition or would be in restraint of trade. The application was filed with the FDIC on April 2, 2003. Following approval of the application by the FDIC, the United States Department of Justice has 15 days to submit any adverse comments relating to competitive factors resulting from the merger.

The parties must also file a merger application with the Arkansas State Bank Department for approval of the merger. This Arkansas merger application was filed with the Arkansas State Bank Department on April 1, 2003.

While the parties believe that they will obtain the required regulatory approvals in a timely manner, there can be no assurance if or when they will be obtained.

Certain U.S. Federal Income Tax Consequences

The following discussion summarizes the material anticipated United States federal income tax consequences of the merger to RVB shareholders who hold their shares of RVB common stock as capital assets. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger). In addition, this discussion does not address all of the federal income tax consequences that may be important to each taxpayer in light of its particular circumstances, nor does this discussion address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code, such as:

•	tax-exempt organizations;

•	financial institutions, insurance companies and broker-dealers or persons who have elected to use the mark-to-market method of accounting with respect to their securities holdings;

•	shareholders who hold their RVB shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of RVB shares and one or more other investments;

•	persons who acquired their RVB shares through the exercise of employee stock options, through a benefit plan or otherwise in a compensatory transaction;

•	shareholders who are not U.S. persons within the meaning of the Internal Revenue Code or that have a functional currency other than the U.S. dollar; or

•	shareholders who exercise their dissenters’ rights.

No information is provided in this document or the tax opinions referred to below with respect to the tax consequences, if any, of the merger under applicable foreign, state, local and other tax laws. This discussion and the tax opinions are based upon the provisions of the Internal Revenue Code, applicable Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement/prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to below.

In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Ozark has received an opinion of Kutak Rock LLP, that, as of the date of such opinion, if certain factual circumstances exist, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Ozark and RVB will each be a party to that reorganization. The parties will not be required to consummate the merger unless they each receive an additional opinion of Kutak Rock LLP, dated the closing date of the merger, confirming that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Ozark and RVB will each be a party to that reorganization.

The opinion of Kutak Rock LLP regarding the merger has relied, and the opinions regarding the merger as of the closing date will rely, on (1) representations and covenants made by Ozark and RVB, including those contained in certificates of officers of Ozark and RVB, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the agreement and plan of merger. In addition, the opinion of Kutak Rock LLP has assumed, and its ability to provide the opinions at the closing of the merger will depend on, the absence of changes to the anticipated facts or changes in law between the date of this proxy statement/prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, Kutak Rock LLP may not be able to provide the required opinions to be delivered at the closing of the merger and/or the tax consequences of the merger could differ from those described in the opinions that counsel have delivered.

The opinions of Kutak Rock LLP do not bind the Internal Revenue Service and do not preclude the IRS or the courts from adopting a contrary position. Ozark and RVB do not intend to obtain a ruling from the IRS on the tax consequences of the merger. If the IRS were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each RVB shareholder would be required to recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Ozark common stock and the amount of cash received in the exchange and (ii) the shareholder’s adjusted tax basis in the RVB stock surrendered for such consideration. Such gain or loss would be a capital gain or loss, provided that such shares of RVB common stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss recognized would be long-term capital gain or loss if the RVB shareholder’s holding period for the RVB common stock was more than one year. In such event, an RVB shareholder’s total initial tax basis in the Ozark common stock received would be equal to its fair market value at the effective time of the merger, and the shareholder’s holding period for the Ozark common stock would begin on the day after the merger.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, neither Ozark nor RVB will recognize any gain or loss as a result of the merger. The federal income tax consequences of the merger qualifying as a reorganization to a particular RVB shareholder will vary depending primarily on whether the shareholder exchanges his or her RVB common stock solely for Ozark common stock (except for cash received instead of a fractional share of Ozark common stock), solely for cash or for a combination of Ozark common stock and cash. In the event an RVB shareholder makes an election to receive solely cash or a combination of Ozark common stock and cash, such shareholder will not know the extent to which the shareholder’s elected form of merger consideration will be given effect. Regardless of whether an RVB shareholder elects to receive Ozark common stock, cash or a combination of Ozark common stock and cash, the federal income tax consequences to such shareholder will depend on the actual merger consideration received by the shareholder.

RVB Shareholders Receiving Only Ozark Common Stock. No gain or loss will be recognized by a holder of RVB common stock as a result of the surrender of shares of RVB common stock solely in exchange for shares of Ozark common stock pursuant to the merger (except with respect to cash received instead of fractional shares of Ozark common stock, as discussed below). The aggregate tax basis of the shares of Ozark common stock received in the merger (including any fractional shares of Ozark common stock deemed received) will be the same as the aggregate tax basis of the shares of RVB common stock surrendered in exchange for the Ozark common stock. The holding period of the shares of Ozark common stock received (including any fractional shares of Ozark common stock deemed received) will include the holding period of shares of RVB common stock surrendered in exchange for the Ozark common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

RVB Shareholders Receiving Only Cash. A holder of RVB common stock that does not receive any shares of Ozark common stock pursuant to the merger (and is not treated as constructively owning, after the merger, Ozark common stock held by certain family members and entities affiliated with the holder under the Internal Revenue Code) will generally recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares of RVB common stock exchanged in the merger. Such gain or loss will be a capital gain or loss, provided that such shares of RVB common stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss will be a long-term capital gain or loss to the extent that, at the effective time of the merger, the holder has a holding period in such RVB common stock of more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

RVB Shareholders Receiving Both Cash and Ozark Common Stock. If a holder of RVB common stock receives both Ozark common stock and cash (other than cash in lieu of a fractional interest in Ozark common stock) in the merger, that holder will recognize gain, if any, equal to the lesser of

•	the amount of cash received or

•	the amount by which the sum of the amount of cash received and the fair market value at the effective time of the Ozark common stock received exceeds the holder’s adjusted tax basis in the shares of RVB common stock exchanged in the merger.

Any recognized gain could be taxed as a capital gain or a dividend. Such gain will generally be capital gain (provided that such shares of RVB common stock were held as capital assets by the shareholder at the effective time of the merger), unless the holder’s exchange of RVB common stock for cash and Ozark common stock “has the effect of the distribution of a dividend” after giving effect to the constructive ownership rules of the Internal Revenue Code, in which case such gain might be treated as ordinary income. Any capital gain recognized generally will be long-term capital gain to the extent that, at the effective time of the merger, the holder has a holding period in the RVB common stock exchanged in the merger of more than one year. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each RVB shareholder, RVB shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

The aggregate tax basis of the shares of Ozark common stock received in the merger (including any fractional shares of Ozark common stock deemed received) will be the same as the aggregate tax basis of the shares of RVB common stock surrendered in exchange for such Ozark common stock in the merger, increased by the amount of gain recognized in the exchange (whether characterized as capital gain or a dividend) and reduced by the amount of cash received in the exchange. The holding period of the shares of Ozark common stock received (including any fractional share of Ozark common stock deemed received) will include the holding period of shares of RVB common stock surrendered in exchange for the Ozark common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger. An RVB shareholder who receives a combination of Ozark common stock and cash in exchange for his or her RVB common stock will not be permitted to recognize any loss for federal income tax purposes.

An RVB shareholder’s federal income tax consequences will also depend on whether his or her shares of RVB common stock were purchased at different times at different prices. If they were, the RVB shareholder could realize gain with respect to some of the shares of RVB common stock and loss with respect to other shares. Such RVB shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the Ozark common stock received, but could not recognize loss with respect to those shares in which the RVB shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the Ozark common stock received. Any disallowed loss would be included in the adjusted basis of the Ozark common stock. Such RVB shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Cash Instead of Fractional Shares. Holders of RVB common stock who receive cash instead of a fractional share of Ozark common stock will be treated as having received the fractional share in the merger and then as having the fractional share redeemed by Ozark in exchange for the cash actually distributed instead of the fractional share, with such redemption qualifying as an exchange under Section 302 of the Internal Revenue Code. Accordingly, such holders will generally recognize gain or loss equal to the difference between the tax basis of the holder’s RVB common stock allocable to that fractional share and the amount of cash received. The gain or loss generally will be capital gain or loss and long-term capital gain or loss if the RVB stock exchanged has been held for more than one year.

Backup Withholding. A holder of RVB common stock may be subject, under certain circumstances, to backup withholding at a rate of 30.5% with respect to the amount of cash, if any, received in the merger, including cash received instead of fractional shares, unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the holder’s federal income tax liability, so long as the required information is furnished to the IRS.

THE PRECEDING SUMMARY DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. ACCORDINGLY, RVB SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Interests of Certain Persons in the Merger

Certain members of management of RVB and RVB’s Board of Directors may be deemed to have interests in the merger that are in addition to their interests as RVB shareholders generally. RVB’s Board of Directors was aware of these interests and considered them, among other matters, in approving the agreement and plan of merger and the first amendment to the agreement and plan of merger.

In particular, Mr. James Biggers, who is currently the President, Chief Executive Officer and Chairman of the Board of Directors of RVB, and Ms. Judy Lawton, who is currently Executive Vice President and Chief Financial Officer of RVB, each entered into a Retention Agreement with RVB, wherein RVB agreed to pay each of Mr. Biggers and Ms. Lawton, on the effective date of the merger, a lump-sum retention payment of $110,000 and $88,000, respectively, subject to the condition that neither Mr. Biggers nor Ms. Lawton, as applicable, has voluntarily resigned his or her employment with RVB prior to the effective date of the merger. Also, each of Mr. Biggers and Ms. Lawton entered into a Non-Competition and Employment Services Agreement with Ozark which provides that in the event of termination of Mr. Biggers’ or Ms. Lawton’s employment without cause during the 12 month period following the effective date of the merger, Ozark will continue to pay the terminated officer a monthly base salary plus health and other employment benefits until the date that is 12 months from the effective date of the merger. In exchange, during this period neither Mr. Biggers nor Ms. Lawton may compete with RVB or Ozark in Pope County and Yell County, Arkansas and must be available to RVB and Ozark to assist with the operations of RVB and Ozark as requested.

Directors and executive officers of RVB will receive shares of Ozark common stock in the merger on the same basis as other RVB shareholders. The following chart shows the number of shares of Ozark common stock that may be issued to directors and executive officers of RVB, and their affiliates, in the merger assuming that each such officer and director elects to receive all of his or her consideration in the form of Ozark common stock:

Shares of RVB common stock beneficially owned, including stock options, by executive officers and directors of RVB, and their affiliates, as of March 11, 2003	5,096
Maximum number of shares of Ozark common stock that may be received in the merger by executive officers and directors based on this beneficial ownership	103,940

Members of RVB’s Board of Directors have certain interests under the agreement and plan of merger regarding indemnification and continuation of liability insurance coverage following the merger. See “THE AGREEMENT AND PLAN OF MERGER—Indemnification.”

Comparison of Rights of Shareholders

At the effective time of the merger, RVB shareholders will automatically become Ozark shareholders (except for those RVB shareholders who only receive cash consideration for their shares of RVB common stock or who properly exercise dissenters’ rights). Ozark is an Arkansas corporation governed by provisions of the Arkansas Business Corporation Act and Ozark’s restated articles of incorporation amended and restated bylaws. RVB is also an Arkansas corporation governed by provisions of the Arkansas Business Corporation Act of 1987 and RVB’s articles of incorporation, as amended, and bylaws. See “COMPARISON OF RIGHTS OF SHAREHOLDERS.”

Restrictions on Resales by Affiliates

The shares of Ozark common stock issuable to RVB shareholders upon completion of the merger have been registered under the Securities Act of 1933. These shares may be traded freely without restriction by those shareholders who are not deemed to be “affiliates” of RVB or Ozark, as that term is defined in SEC rules under the Securities Act. An “affiliate” of a company generally includes its directors and executive officers and holders of a significant amount of the company’s voting stock.

Shares of Ozark common stock received by those RVB shareholders who are deemed to be affiliates of RVB at the time of the RVB special meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act. Under Rule 145, during the one-year period following completion of the merger, affiliates of RVB may resell shares of Ozark common stock received by them in the merger subject to limitations on the number of shares that may be sold during any three-month period and the manner in which the shares may be sold, including the use of a broker and non-solicitation of a buyer.

RVB has agreed in the agreement and plan of merger to use its reasonable best efforts to cause each person who is an affiliate, for purposes of Rule 145 under the Securities Act, to deliver to Ozark a written agreement intended to ensure compliance with the Securities Act.

THE AGREEMENT AND PLAN OF MERGER

The following summary of certain terms and provisions of the agreement and plan of merger and the first amendment to the agreement and plan of merger is qualified in its entirety by reference to the agreement and plan of merger and the first amendment to the agreement and plan of merger, which are incorporated into this document by reference and, with the exception of exhibits and schedules thereto, are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus.

Cash Election; Exchange of Certificates

Enclosed with this proxy statement/prospectus is an election form (printed on blue paper). The election form enables RVB shareholders to choose to exchange some or all of their RVB shares for cash and/or some or all of their RVB shares for shares of Ozark common stock, subject to the limitations described below. RVB shareholders have until 5:00 p.m., Central Time, on June 3, 2003 to make their election and return their election forms to RVB. Ozark will pay no more than 49% of the total merger consideration in cash. In the event that more than 49% of the outstanding shares of RVB common stock elect or otherwise are to receive cash consideration, the amount of cash that a given RVB shareholder will have the right to receive upon exchange of his or her shares of RVB common stock will be adjusted on a pro rata basis so that, in the aggregate, 49% of the shares of RVB common stock will be converted into the right to receive cash and the remaining 51% of the shares of RVB common stock will be converted into the right to receive Ozark common stock. As a result, an RVB shareholder may receive a different combination of consideration than he or she elected, based on the choices made by other RVB shareholders or other circumstances. RVB shareholders who do not return a properly completed election form will receive consideration of 51% Ozark common stock and 49% cash in exchange for their shares.

In order for the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code and to permit delivery of the requisite tax opinions pursuant to the agreement and plan of merger, the aggregate amount of cash paid to all RVB shareholders, including dissenters, cannot exceed approximately 55% of the total fair market value of all of the shares of Ozark common stock and cash delivered by Ozark to RVB’s shareholders. As a result, all elections by RVB shareholders are subject to an additional adjustment by Ozark to reduce the total amount of cash to be received in the merger to the extent necessary to preserve this reorganization status and not exceed the 55% threshold. If the tax-related adjustment were necessary, the amount of cash an RVB shareholder would have received, after taking into account such holder’s election and any proration, will be reduced and the shareholder will receive additional Ozark common stock instead. Whether the tax-related adjustment will be made, and the magnitude of the adjustment, if made, will be based on a number of factors, including the trading price per share of Ozark common stock at the time the merger is completed versus the average daily ending trade price per share of Ozark common stock used for calculating the exchange ratio and the number of shares for which dissenters’ rights are exercised.

Ozark will deposit in a segregated account within Bank of the Ozarks, Trust Department, as the exchange agent for the merger, certificates representing shares of Ozark common stock, the cash consideration and cash to be paid in lieu of fractional shares to which a holder of certificates formerly representing RVB common stock would otherwise be entitled based on the exchange ratio.

A letter of transmittal will be mailed to each RVB shareholder within seven business days following the completion of the merger. The letter of transmittal will provide that, upon surrender of an RVB certificate for exchange and cancellation to the exchange agent, together with the duly executed letter of transmittal, the holder of an RVB certificate will be entitled to receive the amount of cash elected and/or the number of whole shares of Ozark common stock elected, unless adjusted on a pro rata basis by the exchange agent, and cash for any fractional shares to which such holder has become entitled in accordance with the agreement and plan of merger. Ozark will pay to each RVB shareholder who would otherwise be entitled to a fractional share of Ozark common stock, after taking into account all RVB certificates delivered by the shareholder, an amount in cash to be paid in lieu of fractional shares, determined by multiplying such fraction by the average of the last sale prices of Ozark common stock as reported on the Nasdaq National Market System for the ten consecutive trading days ending on the fifth trading day immediately preceding the merger. RVB certificates so surrendered will immediately be canceled. No interest will be paid or accrued on any cash to be paid upon such surrender, whether in lieu of fractional shares of Ozark common stock or with respect to unpaid dividends or distributions on such shares.

Any part of the Ozark common stock certificates and cash deposited with the exchange agent that remains unclaimed by RVB shareholders for six months after the merger will be paid to Ozark. After such time, RVB shareholders may look only to Ozark for payment of their portion of the cash consideration and their shares of Ozark common stock, cash in lieu of fractional shares, and unpaid dividends and distributions on RVB common stock deliverable in respect of each share of Ozark common stock held by the shareholder, as determined pursuant to the agreement and plan of merger, in each case, without interest. None of RVB, Ozark or the exchange agent, or any other person, will be liable to any former RVB shareholder for any amounts properly delivered to a public official under applicable abandoned property, escheat or similar laws.

If any certificate formerly representing RVB common stock is lost, stolen or destroyed, Ozark can require the holder to give an affidavit of that fact and to post a bond in an amount that is customarily required by Ozark and the exchange agent as indemnity against any claim that may be made with respect to this RVB certificate. Upon making such affidavit and/or posting such bond, the exchange agent will issue the consideration due under the agreement and plan of merger.

No dividends or other distributions with respect to Ozark common stock declared after the merger and payable to Ozark shareholders of record will be paid to the holder of any unsurrendered RVB certificate until the holder of the certificate surrenders the RVB certificate. After the proper surrender of an RVB certificate, the record holder of the certificate will receive any such dividends or other distributions, without any interest, which the holder would have received if he or she had exchanged his or her RVB certificate immediately after the merger.

Conditions to the Merger

The obligations of RVB and Ozark to complete the merger are subject to the satisfaction (or waiver, where legally allowed), at or prior to the effective time of the merger, of a number of conditions, which are set forth in the agreement and plan of merger. These conditions include:

•	Approval of the agreement and plan of merger by RVB shareholders;

•	Receipt of the required regulatory approvals, including approval by the FDIC;

•	The absence of any legal prohibition to completion of the merger;

•	The accuracy of the parties’ representations and performance of the parties’ obligations under the agreement and plan of merger; and

•	Receipt of the required tax opinion.

We cannot guarantee that the required regulatory approvals will be obtained or that all of the other conditions precedent to the merger will be satisfied or, where legally permitted, waived by the party permitted to do so.

Termination of the Agreement and Plan of Merger

The agreement and plan of merger may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by RVB shareholders, by mutual consent of Ozark and RVB. In addition, RVB may terminate the agreement if the average of the last sale prices of Ozark common stock as reported on the Nasdaq National Market System for ten consecutive trading days ending on the fifth trading day immediately preceding the merger is less than $22.00, however, RVB may not terminate the agreement under these circumstances prior to making a good faith attempt to renegotiate the exchange ratio. The agreement and plan of merger may also be terminated by either party if:

•	A governmental entity issues a final order prohibiting the merger or (subject to a 60 day waiting period) rejects an application for a required regulatory approval;

•	The merger is not completed on or before August 31, 2003; or

•	The other party materially breaches its representations or covenants set forth in the agreement and plan of merger and fails to cure that breach within the prescribed time limit.

Ozark may terminate the agreement and plan of merger if RVB shareholders fail to approve the agreement and plan of merger.

In the event of termination of the agreement and plan of merger, the agreement and plan of merger will become void and have no effect, except with respect to the parties’ obligations regarding confidential information and expenses as set forth in the agreement and plan of merger. Termination also will not relieve or release a breaching party from liability or damages for its willful breach of the agreement and plan of merger.

Conduct of Business Prior to the Merger and Other Covenants

In the agreement and plan of merger, RVB and Ozark agreed that, except as expressly contemplated or permitted by the agreement and plan of merger or with the prior written consent of the other party, each party will carry on their respective businesses in the ordinary course consistent with past practice. Each of the parties also agreed to refrain from engaging in, or permitting its subsidiaries to engage in, certain activities which are described in the agreement and plan of merger.

RVB has agreed to refrain from:

•	Declaring or paying any dividends on, or making other distributions in respect of, any of its capital stock during any period, other than dividends or distributions from a subsidiary of RVB to RVB;

•	Issuing or acquiring its capital stock other than for the issuance of common stock upon the exercise or fulfillment of rights or options issued or existing pursuant to the RVB option plans all to the extent outstanding and in existence on March 11, 2003 and in accordance with their terms as of such date;

•	Issuing any options or other securities convertible into or exchangeable for its capital stock;

•	Amending its articles of incorporation or bylaws;

•	Making capital expenditures in excess of $25,000 in the aggregate;

•	Entering into any new line of business;

•	Engaging in a material acquisition of another business;

•	Taking any action intended or reasonably expected to result in any of its representations and warranties in the agreement and plan of merger being or becoming untrue, or in any of the conditions to the merger set forth in the agreement and plan of merger not being satisfied;

•	Changing its methods of accounting in effect at December 31, 2002, except as required by changes in generally accepted accounting principles or regulatory accounting principles;

•	Adopting or amending any employee benefit plan or compensation arrangement, except as otherwise requested or approved by Ozark;

•	Entering into any loans in an original principal amount in excess of $250,000 or renewing, or committing to renew, any existing loans in a principal amount in excess of $250,000, or entering into new loan transactions subject to the requirements of Regulation O of the Federal Reserve Board in excess of $100,000 in the aggregate;

•	Incurring any indebtedness other than in the ordinary course of business consistent with past practice;

•	Filing any application to relocate or terminate the operations of any of its or its subsidiaries’ banking offices;

•	Taking any action or entering into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any required regulatory approval;

•	Disposing of any material assets, properties or other rights or agreements other than in the ordinary course of business consistent with past practice; or

•	Entering into, renewing, amending or terminating any material contract, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the merger.

Ozark has agreed to refrain from:

•	Taking any action intended or reasonably expected to result in any of its representations and warranties in the agreement and plan of merger being or becoming untrue, or in any of the conditions to the merger set forth in the agreement and plan of merger not being satisfied;

•	Changing its methods of accounting in effect at December 31, 2002, except as required by changes in generally accepted accounting principles or regulatory accounting principles; or

•	Taking any action or entering into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any required regulatory approval.

In addition, RVB agreed that, prior to the merger, it will not authorize or permit any of its officers, directors, employees or agents to, directly or indirectly, solicit, initiate, facilitate, encourage or participate in any inquiries, proposals, discussions or negotiations relating to a tender or exchange offer, merger, consolidation or other business combination involving RVB or the acquisition of a substantial portion of its capital stock or assets. RVB further agreed that it would not provide third parties with any nonpublic information relating to any such inquiry or proposal.

The agreement and plan of merger also contains certain other agreements relating to the conduct of the parties prior to the merger, including, among other things, those requiring each party:

•	To apply for and obtain all consents and approvals required to complete the merger;

•	To afford to the other party and its representatives access to certain of such party’s information concerning its business, properties and personnel as the other party may reasonably request; and

•	To take all actions required to comply with any legal requirements to complete the merger.

RVB agreed to cause each director, executive officer and other person who is an “affiliate” of RVB for purposes of Rule 145 under the Securities Act to deliver to Ozark a written agreement intended to ensure compliance with the Securities Act.

RVB agreed to call and hold a special meeting of its shareholders and, through its Board of Directors, to recommend the agreement and plan of merger for approval to its shareholders. Ozark agreed to cause the shares of Ozark common stock to be issued in the merger to be approved for listing on the Nasdaq National Market System.

Indemnification

Ozark agreed to provide indemnification to the officers, directors and employees of RVB to the full extent permitted by law after the merger and to provide, for three years after the merger, directors’ and officers’ liability insurance for the directors and officers of RVB to the maximum extent available at an annual premium not to exceed 150% of the amount expended by RVB as of March 11, 2003.

Amendment of the Agreement and Plan of Merger

Subject to compliance with applicable law, the agreement and plan of merger may be amended by RVB and Ozark, by action taken or authorized by their respective Boards of Directors, at any time before or after the RVB shareholders approve the agreement and plan of merger. However, after any approval of the agreement and plan of merger by RVB shareholders, there may not be, without further approval of the RVB shareholders, any amendment of the agreement and plan of merger which reduces the amount or changes the form of the consideration due under the agreement and plan of merger, other than as contemplated in the agreement and plan of merger. The agreement and plan of merger provides that it may not be amended except by an instrument in writing signed on behalf of Ozark and RVB.

Waiver

Prior to the merger, Ozark and RVB may extend the time for the performance of any of the obligations or other acts of the other party to the agreement and plan of merger, waive any inaccuracies in the representations or warranties of the other party contained in the agreement and plan of merger or, where the law permits, waive compliance with any of the agreements or conditions of the other party contained in the agreement and plan of merger.

Expenses

Each party to the agreement and plan of merger will bear all expenses incurred by it in connection with the agreement and plan of merger and the merger.

Management and Operations Following the Merger

After the merger, Ozark will be managed by the same Board of Directors and executive officers as existed prior to the merger. RVB will be merged with and into Ozark. The surviving corporation will operate under the name “Bank of the Ozarks, Inc.” and will continue to engage in the same business as prior to the merger. River Valley Bank will merge with and into Bank of the Ozarks. The surviving subsidiary bank will operate under the name “Bank of the Ozarks”.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

OZARK

Ozark common stock is listed on the Nasdaq National Market System under the symbol “OZRK.” As of March 7, 2003, Ozark had approximately 153 holders of record representing approximately 2,047 beneficial owners. The following table sets forth the high and low bid prices for Ozark common stock as reported on the Nasdaq National Market System, and cash dividends declared per share of Ozark common stock, for the periods indicated:

		Stock Prices*		Cash Dividends* Per Share
		High	Low
2003
	First Quarter	$28.76	$23.56	$0.10
	Second Quarter (through May 7, 2003)	35.47	28.03	0.11
2002
	First Quarter	$14.80	$12.70	$0.06
	Second Quarter	22.69	14.63	0.07
	Third Quarter	26.37	18.09	0.08
	Fourth Quarter	25.25	21.90	0.10
2001
	First Quarter	$7.38	$6.31	$0.055
	Second Quarter	10.10	6.50	0.055
	Third Quarter	12.05	9.69	0.06
	Fourth Quarter	12.80	10.38	0.06

*	Adjusted to give effect to 2-for-1 stock split effective June 17, 2002.

RVB

There is no established trading market for shares of RVB common stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of RVB common stock have been bought and sold. As of March 11, 2003, RVB common stock was held of record by 106 persons. RVB has never paid any cash dividends on its common stock.

RVB MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion presents an analysis of the consolidated financial statements of RVB Bancshares, Inc. (“RVB”) and its subsidiary, River Valley Bank, for the periods indicated.

Performance Overview

Net income was $485,000 for the year ended December 31, 2002, a 60% increase from net income of $303,000 in 2001. The Company had a net loss in 2000 of $80,000. Diluted earnings in 2002 were $35.94 per share, compared to $22.51 per share in 2001, a 60% increase. Diluted losses in 2000 were $(5.96) per share.

Annualized returns on average assets and average stockholders’ equity for the year 2002 were 0.95% and 13.46%, respectively, compared with 0.67% and 9.50%, respectively, for the year 2001, and (0.20)% and (2.64)%, respectively for 2000.

The improvement in 2002 compared with 2001 results is attributable primarily to the general market decline in interest rates, improvements in non-interest income from mortgage lending operations, service charges and loan growth of $4 million. The improvement in 2001 results compared with 2000 results is attributable to loan growth of approximately $5.6 million and a $340,000 or 64% reduction in the provision for loan and lease losses.

Total assets increased from $48.4 million at December 31, 2001 to $53.9 million at December 31, 2002. Loans increased to $44.7 million at December 31, 2002, compared to $40.7 million at December 31, 2001. Deposits increased to $48.9 million at December 31, 2002 from $44.1 million at December 31, 2001. The $5.5 million increase in total assets resulted primarily from growth of the loan portfolio. The increase in total deposits resulted from increases in both non-interest bearing and interest-bearing deposits. Non-interest-bearing deposits as a percent of total deposits increased from 11.68% at December 31, 2001 to 13.08% at December 31, 2002. Similarly, retail time deposits as a percent of total deposits increased from 31.65% at December 31, 2001 to 33.05% at December 31, 2002 while jumbo time deposits declined as a percentage of deposits during this period.

Stockholders’ equity increased from $3,353,000 at December 31, 2001, to $3,852,000 at December 31, 2002, resulting in book value per share increasing from $253.09 to $290.76.

RVB’s equity to assets ratio was 7.15%, 6.92% and 7.10% at December 31, 2002, 2001 and 2000, respectively.

RVB has not paid dividends since its inception.

Analysis of Results of Operations

RVB’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. RVB also generates non-interest income, including service charges on deposit accounts, mortgage lending income and other charges and fees. RVB’s non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment and other operating expenses. RVB’s results of operations are also impacted by its provision for loan losses. The following discussion provides a summary of RVB’s operations for each of the fiscal years ended December 31, 2002, 2001 and 2000.

Net Interest Income. Net interest income is traditionally analyzed on a fully taxable equivalent basis. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate (34%). For purposes of this earnings analysis, no adjustment is required because substantially all earning assets of RVB are fully taxable at the federal rate of 34%.

Net interest income for the year ended December 31, 2002 increased $471,000 or 27% to $2,192,000, from $1,721,000, for the year ended December 31, 2001. The increase in net interest income from the year ended December 31, 2001 to the year ended December 31, 2002 was primarily caused by a general decline in interest rates, growth in the loan portfolio, and a shift in earning assets from the lower yielding investment portfolio into the loan portfolio.

Net interest income for fiscal year 2001 of $1,721,000 increased $336,000 or 24% over the $1,385,000 earned in 2000. The increase in net interest income from 2000 to 2001 was primarily caused by the growth of the loan portfolio and declining interest rates.

Interest expense was $1,427,000 for the year ended December 31, 2002, approximately $492,000 less than the year ended December 31, 2001, due to declining interest rates and a change in the mix of deposits to emphasize demand deposits over jumbo time deposits. Total interest expense increased by $177,000, or 10%, in 2001 from 2000. The interest expense increase from 2000 to 2001 was primarily caused by increases in interest bearing liabilities.

The trend in net interest income is commonly evaluated in terms of net interest margin and interest rate spread. The net interest margin, or the net yield on earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The interest rate spread represents the difference between the average yield on average earning assets and the average rate paid for all funds used to support those earning assets including both interest-bearing and non-interest-bearing sources.

The annualized net interest margin increased 56 basis points in the year ended December 31, 2002 to 4.64% compared to 4.08% for the year ended December 31, 2001. The annualized net interest spread increased 72 basis points from 3.49% for the year ended December 31, 2001 to 4.21% for the year ended December 31, 2002. The improvement in net interest margin and net interest spread was a result of a decline in interest rates on deposit accounts which decreased more than interest rates on loans. The net interest margin increased 25 basis points in 2001 to 4.08% from 3.83% for 2000. The net interest spread increased 27 basis points from 3.22% for 2000 to 3.49% for 2001.

There are many factors that affect the rates earned on assets and paid on liabilities. Strong competition for loans and deposits in the markets served has a major impact on the yields earned and the rates paid. Federal Reserve monetary policies and the international monetary markets also have a direct or indirect impact on interest rates and therefore affect the net interest spread and net yields earned by RVB.

The following table details average yields earned by RVB on its earnings assets and the average rates paid on its deposits and other interest-bearing liabilities for the periods indicated.

Analysis of Net Interest Income

	Year Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Interest income	$3,619	$3,640	$3,127
Interest expense	1,427	1,919	1,742

Net interest income	$2,192	$1,721	$1,385

Yield on interest earning assets	7.66%	8.63%	8.64%
Cost of interest-bearing liabilities	3.45	5.14	5.42
Net interest spread	4.21	3.49	3.22
Net interest margin	4.64	4.08	3.83

Average Consolidated Balance Sheet and Net Interest Analysis

	Year Ended December 31,
	2002			2001			2000
	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$43,543	$3,482	8.00%	$37,623	$3,417	9.08%	$31,888	$2,835	8.89%
Investment securities
Taxable	2,708	122	4.51	2,688	161	5.99	4,219	287	6.80
Tax-exempt	—	—		—	—		—	—

Total investment securities	2,708	122	4.51	2,688	161	5.99	4,219	287	6.80

Interest-bearing deposits in banks	10	—		—	—		10	1	9.30
Federal funds sold	989	15	1.51	1,856	62	3.34	77	4	5.19

Total interest-earning assets/Interest income	47,250	3,619	7.66	42,167	3,640	8.63	36,194	3,127	8.64
Cash due from banks	2,433			1,598			1,340
Other assets	1,855			1,991			2,079
Allowance for loan losses	(538)			(389)			(461)

Total assets	$51,000			$45,367			$39,152

Liabilities and shareholders’ equity:
Interest-earning liabilities:
Interest-bearing demand accounts	$4,655	$35	0.75%	$3,867	$67	1.73%	$4,027	$110	2.73%
Savings	5,502	73	1.33	5,149	150	2.91	4,617	198	4.29
Time deposits	30,434	1,271	4.18	27,483	1,643	5.98	20,773	1,257	6.05
Other borrowings	811	48	5.92	838	59	7.04	2,695	177	6.57

Total interest-bearing liabilities/Interest expense	41,402	1,427	3.45%	37,337	1,919	5.14%	32,112	1,742	5.42%
Non-Interest-bearing demand deposits	5,601			4,484			3,656
Other liabilities	382			328			243
Shareholders’ equity	3,615			3,218			3,141

Total liabilities and shareholders’ equity	$51,000			$45,367			$39,152

Net interest spread			4.21%			3.49%			3.22%

Net interest income		$2,192			$1,721			$1,385

Net interest margin			4.64%			4.08%			3.83%

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected the Company’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2002 over 2001			2001 over 2000
		Yield/ Rate			Yield/ Rate
	Volume		Total	Volume		Total
	(Dollars in thousands)
Increase (decrease) in:
Interest income:
Loans	$473	$(408)	$65	$521	$61	$582
Investment securities
Taxable	1	(40)	(39)	(92)	(34)	(126)
Interest-bearing deposits and federal funds sold	(13)	(34)	(47)	59	(2)	57

Total interest income	461	(482)	(21)	488	25	513
Interest expense:
Interest bearing demand accounts	6	(38)	(32)	(3)	(40)	(43)
Savings	5	(82)	(77)	15	(63)	(48)
Other time deposits	123	(495)	(372)	401	(15)	386
Other borrowings	(2)	(9)	(11)	(131)	13	(118)

Total interest expense	132	(624)	(492)	282	(105)	177

Increase in net interest income	$329	$142	$471	$206	$130	$336

Non-interest Income. RVB’s non-interest income is derived from three main sources: (1) service charges on deposit accounts, (2) mortgage lending income and (3) other charges and fees.

Non-interest income increased to $534,000 for the year ended December 31, 2002, compared with $459,000 for the year of 2001, a 16.0% increase. This was primarily a result of fees generated from mortgage lending operations.

Non-interest income increased to $459,000 for the year ended December 31, 2001, an 18.0% increase compared to $389,000 for the same period in 2000. The increase was a result of growth in deposits generating fee income and the fees generated from mortgage lending operations.

The table below shows non-interest income for the years ended December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Service charges on deposit accounts	$322	$342	$310
Mortgage lending income	178	86	36
Other charges and fees	30	30	30
Other	4	1	13

Total non-interest income	$534	$459	$389

Non-interest Expense. Non-interest expense increased to $1,685,000 for the year ended December 31, 2002 compared with $1,508,000 for the year ended December 31, 2001, an 11.7% increase. This increase is primarily attributable to increased salary expenses, computer expenses and general operating expense. Non-interest expense was $1,341,000 in 2000.

Non-interest expense as a percentage of average assets was 3.30%, 3.32% and 3.42%, respectively, for the years ended December 31, 2002, 2001 and 2000. Salaries and employee benefits expenses increased 14.3% in 2002, increased 10.0% for 2001, and 13.0% increase for 2000 for each of these years compared with the previous year. Other expense (excluding expenses of premises and fixed assets) was $538,000, $493,000, and $420,000, respectively, for 2002, 2001 and 2000. Expenses of premises and fixed assets increased 5.5%, to $174,000 for the year ended December 31, 2002 from $165,000 for 2001. Expenses of premises and fixed assets increased $19,000, or 13%, for the year ended December 31, 2001, from $148,000 for the comparable 2000 period. The increase from 2000 to 2001 was primarily attributable to increased salary expenses, computer expenses and general operating expense generated by RVB’s growth.

The table below shows non-interest expense for the years ended December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Salaries and employee benefits	$974	$852	$776
Net occupancy and equipment expense	174	165	148
Other operating expense
Professional and outside services	71	73	57
Operating supplies and postage	82	79	72
Telephone and data lines	16	13	14
Advertising and public relations	46	59	43
Data processing and ATM expense	181	144	125
FDIC and state assessments	33	27	17
Other real estate and foreclosure expense	—	1	7
Business development, meals, travel and charitable	43	45	31
Other	65	50	51

Total	$1,685	$1,508	$1,341

Income Taxes. The provision for income taxes for the years ended December 31, 2002 and 2001 was $299,000 and $174,000, respectively. RVB’s effective tax rate for the year 2002 increased to 38% from 36% for the same period in 2001. This increase in the effective tax rate was primarily attributable to the use of RVB’s net tax loss carried forward from 2000 utilized in 2001. No income tax expense was recorded for the year ended December 31, 2000 due to net operating losses.

Analysis of Financial Condition

Loans. Loans, net of unearned interest, increased $4.0 million, or 9.9%, to $44.7 million as of December 31, 2002, compared to $40.7 million as of December 31, 2001. This increase was accomplished through the continued emphasis by RVB on the solicitation and cultivation of new loans. The allowance for loan losses was $569,000 and $450,000 as of December 31, 2002 and 2001, respectively. Allowance for loan losses represented 1.27% of total loans as of December 31, 2002, as compared to 1.11% as of December 31, 2001. The most significant concentration of loans consisted of commercial and residential real estate secured loans.

Loans, net of unearned interest, increased $5.6 million, or 16%, to $40.7 million as of December 31, 2001, from $35.1 million for the comparable 2000 period. This increase was attained primarily through an increased emphasis by RVB’s loan personnel in cultivating and soliciting new customers and lending relationships. The allowance for loan losses was $369,000, or 1.05% of loans at year-end 2000. The most significant concentration of loans consisted of commercial and residential real estate secured loans.

The following table summarizes RVB’s loan portfolio at December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Real estate loans:
Construction and land development	$3,899	$1,834	$1,896
Secured by residential properties	27,873	27,181	21,139

Total real estate loans	31,772	29,015	23,035

Commercial and industrial loans	9,471	7,452	7,621
Consumer loans	3,451	4,176	4,321
All other loans	40	52	116

Total loans	$44,734	$40,695	$35,093
Less:
Allowance for loan losses	569	450	369

Net loans	$44,165	$40,245	$34,724

The following table reflects loans classified by remaining maturities at December 31, 2002 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have maturities exceeding one year but have principal paydowns scheduled in less than a year. Also many variable rate loans have maturities exceeding one year but are repriceable in periods of one year or less.

Loan Maturities

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$13,725	$17,508	$539	$31,772
Consumer	961	2,530	—	3,491
Commercial	4,026	5,398	47	9,471

	$18,712	$25,436	$586	$44,734

Fixed rate	$16,245	$16,410	$74	$32,729
Floating rate	2,467	9,026	512	12,005

	$18,712	$25,436	$586	$44,734

Nonperforming Assets. Nonperforming assets include nonperforming loans and foreclosed real estate held for sale. Nonperforming loans include loans classified as nonaccrual or renegotiated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and doubt as to collectability has been removed. Restructured loans are those loans on which concessions in terms have been granted because of a borrower’s financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

The following table sets forth information with respect to nonperforming loans of RVB on the dates indicated.

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Nonaccrual loans	$333	$79	$43
Restructured loans	—	—	—
Loans past due 90 days and still accruing	—	10	75

Total nonperforming loans	333	89	118
Foreclosed assets held for sale and repossessions	29	—	16

Total nonperforming assets	$362	$89	$134

Nonperforming loans to total loans	0.74%	0.22%	0.34%
Allowance for loan losses as a percentage of nonperforming loans	170.87%	505.62%	312.71%

Allowance And Provision For Loan Losses. Credit risk and exposure to loss are inherent parts of the banking business. RVB’s management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of RVB. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management’s objective in establishing lending and investment standards is to manage the risk of loans and to provide for income generation through pricing policies.

The loan portfolio is regularly reviewed and management evaluates the adequacy of the allowance and determines the amount of loans to be charged-off. In addition, such factors as RVB’s previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require RVB to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a “loss” by regulatory examiners is charged-off.

The allowance for loan losses is increased by provisions charged to operating expense. The allowance is reduced by charging off loans or portions of loans at the time they are deemed by management to be uncollectible and increased when loans previously charged off are recovered. The resulting allowance for loan losses is viewed by management as a single, unallocated allowance available for all loans and, in management’s opinion, is adequate to provide for reasonably foreseeable potential loan losses. The risk associated with loans varies with the credit-worthiness of the borrower, the type of loan (consumer, commercial or real estate) and its maturity. Cash flows adequate to support a repayment schedule is an element considered for all types of loans. Real estate loans are impacted by market conditions regarding the value of the underlying property used as collateral. Commercial loans are also impacted by the management of the business as well as economic conditions.

Formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for loan losses was $569,000 as of December 31, 2002, or 1.27% of net loans outstanding. The allowance for loan losses was $450,000 at year end 2001, or 1.11% of loans outstanding compared to $369,000 or 1.05% at year end 2000.

The following table summarizes the allowance and provision for loan losses for the periods indicated:

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Total loans:
Average outstanding during the period	$43,543	$37,623	$31,888

Allowance for loan losses:
Balance at beginning period	$450	$369	$466
Loans Charged-offs:
Real estate loans	13	—	28
Installment loans	66	35	10
Credit cards and related plans	—	—	—
Commercial and all other loans	79	105	597

Total loans charged off	$158	$140	$635

Recoveries of loans previously charged-off:
Real estate loans	—	—	—
Consumer	12	3	3
Credit cards related plans	—	—	—
Commercial	8	23	—

Total recoveries	20	26	3

Net loan (charge-offs) recoveries	$(138)	$(114)	$(632)

Provision charged to operating expense	257	195	535

Balance at end of period	$569	$450	$369

Net (charge-offs) recoveries to average loans outstanding	(0.32)%	(0.30)%	(1.98)%
Allowance for loan losses to loans outstanding	1.27	1.11	1.05

Investments and Securities. The objective of RVB’s investment policy is to invest funds not otherwise needed to meet the loan demand of RVB to earn the maximum return for RVB, yet still maintain sufficient liquidity to meet fluctuations in RVB’s loan demand and deposit structure. RVB has classified its investment securities as either held to maturity or available-for-sale. For the years ended December 31, 2002, 2001 and 2000 all securities were held as available-for-sale. The classification of certain investment securities as available-for-sale is consistent with RVB’s investment philosophy of maintaining flexibility to manage the portfolio. Available-for-sale securities are reported at estimated fair value. Approximately $1,000 and $16,000 of unrealized gain was added as other comprehensive income to shareholders’ equity related to the available-for-sale investment securities as of December 31, 2001 and December 31, 2002, respectively.

The following table presents the book value of RVB’s investment portfolio at the indicated periods.

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Held to maturity:
U.S. Government and agencies	$—	$—	$—
States and political subdivisions	—	—	—
Mortgage-backed securities	—	—	—

Total held to maturity portfolio	$—	$—	$—

Available for sale:
U.S. Government and agencies	$502	$1,499	$3,944
States and political subdivisions	—	—	—
Mortgage backed securities	1,205	1,190	—
Other securities	326	318	279

Total available for sale portfolio	$2,033	$3,007	$4,223

Total investment portfolio	$2,033	$3,007	$4,223

RVB’s investment securities portfolio decreased 32.0%, or $974,000 to $2,033,000 as of December 31, 2002, from $3,007,000 at December 31, 2001. RVB’s investment securities portfolio decreased 29.0%, or $1,216,000, to $3,007,000 as of December 31, 2001, from $4,223,000 at December 31, 2000. The primary reason for the decreases was due to increased loan demand.

The following table presents the maturity distribution of the cost and estimated fair value of RVB’s investment portfolio at December 31, 2002. The weighted average yields on these instruments are presented based on final maturity.

	December 31, 2002
	Amortized Cost	Estimated Fair Value	Weighted Average Yield
	(Dollars in thousands)
Available for sale:
U.S. Government and agencies:
Due within 1 year	$—	—
Due after 1 year but within 5 years	502	507	4.01%
Due after 5 years but within 10 years	—	—
Due after 10 years	—	—

Total	$502	$507

Mortgage Back Securities:
Due within 1 year	$—	—
Due after 1 year but within 5 years	—	—
Due after 5 years but within 10 years	1,205	1,225	4.38%
Due after 10 years	—	—

Total	$1,205	$1,225

Equity Securities	326	326	3.39%
	—	—

Total investments available-for-sale	$2,033	$2,058	4.27%

Total investments portfolio	$2,033	$2,058	4.27%

Deposits. RVB’s primary sources of funds are deposits. The following table sets forth RVB’s deposit structure at December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Non-interest bearing deposits:
Individuals, partnerships and corporations	$6,121	$4,784	$4,089
U. S. Government and states and political subdivisions	10	50	13
Certified and official checks	269	323	1,151

Total non-interest-bearing deposits	6,400	5,157	5,253

Interest bearing deposits:
Interest-bearing demand accounts	5,517	4,787	3,691
Savings accounts	5,223	5,191	4,661
Certificates of deposit, less than $100,000	16,170	13,970	12,055
Certificates of deposit, more than $100,000	15,615	15,033	12,490

Total interest-bearing deposits	42,525	38,982	32,897

Total deposits	$48,925	$44,138	$38,150

The following table presents a breakdown by category of the average amount of deposits and the average rate paid on deposits for the years indicated:

	December 31,
	2002		2001		2000
	(Dollars in thousands)
	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest bearing deposits	$5,601		$4,484		$3,656
Interest bearing demand deposits	4,655	0.75%	3,867	1.73%	4,027	2.73%
Savings deposits	5,502	1.33	5,149	2.91	4,617	4.29
Time deposits	30,434	4.18	27,483	5.98	20,773	6.05

Total deposits	$46,192	2.99	$40,983	4.54	$33,073	4.73

At December 31, 2002, time deposits greater than $100,000 aggregated around $15,615,000. As of December 31, 2002 there were no brokered CD’s outstanding. The following table indicates, as of December 31, 2002, the dollar amount of $100,000 or more by the time remaining until maturity:

	December 31, 2002
	3 Months or less	3 to 6 Months	6 to 12 Months	Over 12 Months
	(Dollars in thousands)
Time certificates	$2,511	$3,679	$6,183	$3,242

Interest Rate Sensitivity

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The asset/liability committee, which consists of the president, the chief financial officer and certain board members, is charged with monitoring the liquidity and funds position of RVB. The committee regularly reviews (a) the rate sensitivity position on a three-month, six-month and one-year time horizon; (b) loans to deposits ratio; and (c) average maturity for certain categories of liabilities.

The following table represents an interest sensitivity profile for RVB as of December 31, 2002. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. “Net repricing gap” is the difference between total earning assets and total interest bearing liabilities repricing in any given period and “cumulative gap” is the sum of the net repricing gap from period to period. Since interest-bearing demand deposits and savings accounts do not reprice on a regular basis, these balances have been included in the “After 5 years and non-rate sensitive” category.

December 31, 2002

	Within 3 months	After 3 months Within 12 months	After 12 months Within 5 years	After 5 years and Non-rate Sensitive	Total
	(Dollars in thousands)
Earning assets:
Loans	$8,226	$10,116	$25,433	$586	$44,361
Investment securities	535	430	1,036	32	2,033
Federal Funds Sold	2,940	—	—	—	2,940
Balances due from Other Banks	15	—	—	—	15

Total earning assets	$11,716	$10,546	$26,469	$618	$49,349

Interest-bearing liabilities:
Interest-bearing deposits	6,274	17,633	7,878	10,741	42,526
Other borrowed funds	—	—	355	240	595

Total interest-bearing liabilities	$6,274	$17,633	$8,233	$10,981	$43,121

Rate sensitivity gap:
Net repricing gap	$5,442	$(7,087)	$18,236	$(10,363)	$6,228

Net repricing gap as a percentage of total earning assets	46.4%	(67.2)%	68.9%	(1677)%

Cumulative gap	$5,442	$(1,645)	$16,591	$6,228

Cumulative gap as a percentage of total earning assets	11.0%	(3.3)%	33.6%	12.6%

The above table indicates that in a rising interest rate environment, RVB’s earnings may be adversely affected in the 0-365 day periods where liabilities will reprice faster than assets.

Liquidity and Capital Resources

Liquidity. Liquidity represents an institution’s ability to provide funds to satisfy day-to-day demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Because of the importance of sound liquidity management to depositors, creditors and regulators, RVB devotes resources to insure funds are available at all times. RVB projects on a monthly basis the funds required to meet projected cash flow needs over the next 30 and 90-day periods.

Generally, River Valley Bank relies on customer deposits and loan repayments as its primary sources of funds. However, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Loan repayments are a relatively stable source of funds, but such loans generally are not readily convertible to cash. Accordingly, RVB may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. RVB has used these funds to make loans, acquire investment securities and other assets and to fund continuing operations.

At December 31, 2002, River Valley Bank had substantial unused borrowing availability. This availability primarily consisted of the following sources: $5,376,000 from the Federal Home Loan Bank and $1,925,000 from correspondent banks out of federal funds lines of credit.

Management of RVB does not know of any cash flow trends or demands which are likely to result in liquidity increasing or decreasing in any material manner and believes the liquidity levels are adequate. Management of RVB anticipates that River Valley Bank will continue to rely primarily on customer deposits and loan repayments to provide liquidity. However, where necessary, the above-described borrowing sources will be used to augment RVB’s primary funding sources.

The following are RVB’s average loans to average deposit ratios for the years indicated:

	December 31,
	2002	2001	2000
Average loans to average deposits	94.3%	91.8%	96.4%

Capital Compliance. Bank regulatory authorities have adopted capital guidelines governing the activities of banks and bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, bank and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital accounts consists of Tier I capital which is generally common shareholders’ equity less goodwill and Tier II capital which is primarily a portion of the allowance for loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. Banks and bank holding companies must also maintain a minimum leverage ratio (comparing Tier I capital to total average assets less goodwill) of at least 3%.

The capital ratios below are for River Valley Bank, RVB’s only bank subsidiary. RVB does not submit capital ratio computations to the Federal Reserve Board but the bank’s capital ratios submitted to regulators would not be materially different than RVB’s ratios.

The following table provides information regarding River Valley Bank’s capital ratios:

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Capital:
Tier I capital:
Stockholders’ equity	$3,850	$3,349	$3,021
Less disallowed intangibles	—	—	—
Less unrealized gains (losses) on available-for-sale securities	16	1	(23)

Total Tier I capital	3,834	3,348	3,044
Tier II capital:
Qualifying allowance for loan losses	494	442	369

Total Tier II capital	494	442	369

Total capital	$4,328	$3,790	$3,413

Risk-adjusted assets	$39,443	$35,383	$32,449

Quarterly average assets	$52,483	$47,336	$40,955

Ratios:
Leverage capital	7.31%	7.07%	7.43%
Tier I risk based capital	9.72	9.46	9.38
Total based capital	10.97	10.71	10.52

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

INFORMATION ABOUT RVB

General

RVB Bancshares, Inc. RVB is an Arkansas business corporation registered under the Bank Holding Company Act of 1956. RVB owns all of the issued and outstanding capital stock of its state chartered subsidiary bank, River Valley Bank, which conducts banking operations through one full service offices in Russellville, Arkansas.

As of December 31, 2002, RVB had, on a consolidated basis, total assets of $53.9 million, total deposits of $48.9 million, total loans of $44.7 million and total shareholders’ equity of $3.9 million.

RVB does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for River Valley Bank. The primary activities of RVB are to provide assistance in the management and coordination of River Valley Bank’s financial resources and to provide capital and public relations services for River Valley Bank. River Valley Bank has a board of directors separate from that of RVB and operates under the day-to-day management of its own officers. River Valley Bank formulates its own policies with respect to banking and business matters.

As a bank holding company, RVB is subject to regulation by the Federal Reserve Board in accordance with the requirements set forth in the Bank Holding Company Act and by the rules and regulations promulgated under this Act by the Federal Reserve Board. Certain of these rules and regulations applicable to RVB are summarized below.

River Valley Bank. River Valley Bank is an Arkansas banking corporation with its main office in Russellville, Arkansas. The bank was originally chartered in 1997 under the laws of Arkansas. As an Arkansas banking corporation, River Valley Bank is subject to regulation by the Arkansas Banking Department and the FDIC. Certain of these rules and regulations applicable to River Valley Bank are summarized in this section below.

River Valley Bank provides a wide range of retail and commercial banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, commercial, industrial and agricultural loans. River Valley Bank also provides direct deposit services, wire transfer facilities, ATMs, telephone banking, internet banking and debit cards (with access to local, state and nationwide networks). Deposits of River Valley Bank are insured by the FDIC.

The majority of River Valley Bank’s loan portfolio consists of real estate and commercial loans, while consumer deposits comprise the majority of its deposit base. As of December 31, 2002, River Valley Bank had total assets of $53.9 million, total deposits of $48.9 million, total loans of $44.7 million and total shareholders’ equity of $3.9 million.

River Valley Bank considers its primary market to be Pope County. River Valley Bank uses one location for its banking operations. The main office facility is owned by River Valley Bank. River Valley Bank’s management considers this facility to be adequate for the current operations of the bank.

Supervision And Regulation

In addition to the generally applicable state and federal laws governing businesses and employers, bank holding companies and banks are extensively regulated under both federal and state law. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of the Bank Insurance Fund of the FDIC or the protection of consumers or classes of consumers, rather than the specific protection of the shareholders of RVB.

RVB Bancshares, Inc. RVB is a bank holding company registered under the Bank Holding Company Act, and it operates one banking subsidiary, River Valley Bank. As a registered bank holding company, RVB is subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act. As a bank holding company, RVB is required to furnish the Federal Reserve Board an annual report of its operations at the end of each fiscal year and to furnish such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of RVB.

The Bank Holding Company Act requires, subject to certain exceptions, every bank holding company to obtain the prior approval of the Federal Reserve Board:

•	Before it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, such bank holding company will directly or indirectly own or control more than 5% of the voting shares of such bank;

•	Before it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of a bank; or

•	Before it may merge or consolidate with any other bank holding company.

In addition, the Bank Holding Company Act prohibits (with specific exceptions) RVB from engaging in non-banking activities or from acquiring or retaining direct or indirect control of any company engaged in non-banking activities. The Federal Reserve Board by regulation or order may make exceptions for activities determined to be so closely related to banking or managing or controlling banks as to be a proper incident to such activities. In determining whether a particular activity is permissible, the Federal Reserve Board considers whether the performance of an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, making, acquiring or servicing loans, leasing personal property, providing certain investment or financial advice, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions by the bank holding company and certain limited insurance underwriting activities have all been determined by regulations of the Federal Reserve Board to be permissible activities. The Bank Holding Company Act does not place territorial limitations on permissible bank-related activities of bank holding companies. However, despite prior approval, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or terminate its ownership or control of a subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

RVB is also subject to the Arkansas Bank Holding Company Act of 1983 which places certain restrictions on the acquisition of banks by bank holding companies. Any acquisition by RVB of more than 10% of any class of the outstanding capital stock of any bank located in Arkansas would require the Arkansas Bank Commissioner’s approval. Further, no bank holding company may acquire any bank if after such acquisition the holding company would control, directly or indirectly, banks having 25% of the total bank deposits (excluding deposits from other banks and public funds) in the State of Arkansas. Under the Arkansas Bank Holding Company Act, a bank holding company cannot own more than one bank subsidiary if any of its bank subsidiaries has been chartered for less than 5 years.

Effective January 1, 2000 Arkansas law allows RVB to engage in branching activities for its bank subsidiaries on a statewide basis. Immediately prior to that date, the state’s branching laws prevented state and national banks from opening branches in any county of the state other than their home county and the counties contiguous to their home county.

River Valley Bank. River Valley Bank is an Arkansas state chartered bank. As a state bank, River Valley Bank is subject to supervision by the Arkansas State Bank Department and has its deposits insured by the FDIC. River Valley Bank is regulated and subject to periodic examination by these governmental authorities, each of which imposes regulations related to reserves, investments, loans, issuance of securities, establishment of branches and other aspects of operation.

Regulations of the Arkansas State Bank Department limit the ability of River Valley Bank to pay dividends to RVB without the prior approval of such agencies. The Arkansas State Bank Department currently limits the amount of dividends that River Valley Bank may pay RVB to 75% of the bank’s net profits after taxes for the current year plus 75% of its retained net profits after taxes for the immediately preceding year.

Federal law substantially restricts transactions between financial institutions and their affiliates, particularly their non-financial institution affiliates. As a result, River Valley Bank is sharply limited in making extensions of credit to RVB or any non-bank subsidiary, in investing in the stock or other securities of RVB or any non-bank subsidiary, in buying the assets of, or selling assets to, RVB, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between River Valley Bank and RVB (or any non-bank subsidiary) must generally be on terms and under circumstances at least as favorable to River Valley Bank as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

The federal banking laws require all insured banks, including River Valley Bank, to maintain reserves against their checking and transaction accounts (primarily checking accounts, NOW and Super NOW checking accounts). Because reserves must generally be maintained in cash or in non-interest bearing accounts, the effect of the reserve requirements is to increase River Valley Bank’s cost of funds. Arkansas law requires state chartered banks to maintain such reserves as are required by the applicable federal regulatory agency.

River Valley Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, including RVB. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. River Valley Bank is also subject to Section 23B of the Federal Reserve Act, which prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. River Valley Bank is subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

The Arkansas Constitution provides, in summary, that “consumer loans and credit sales” have a maximum interest rate limitation of 17% per annum and that all “general loans” have a maximum interest rate limitation of 5% over the Federal Reserve Discount Rate in effect at the time the loan was made. The Arkansas Supreme Court has determined that “consumer loans and credit sales” are also “general loans” and are thus subject to an interest rate limitation equal to the lesser of 5% over the Federal Reserve Discount Rate or 17% per annum. The Arkansas Constitution also provides penalties for usurious “general loans” and “consumer loans and credit sales,” including forfeiture of all principal and interest on consumer loans and credit sales made at a greater rate of interest than 17% per annum. Additionally, “general loans” made at a usurious rate may result in forfeiture of uncollected interest and a refund to the borrower of twice the interest collected.

Arkansas usury laws have historically been preempted by federal law with respect to first residential real estate loans and certain loans guaranteed by the Small Business Administration. Furthermore, the Gramm-Leach-Bliley Financial Modernization Act of 2000 preempted the application of the Arkansas Constitution’s usury limits to banks with their main offices in Arkansas, such as River Valley Bank, effective November 12, 2000. In a recent case involving undisputed facts, the Eighth Circuit Court of Appeals affirmed the District Court’s ruling that the preemptive provisions of the Gramm-Leach Bliley Act are constitutional. Although the constitutionality of the preemption provision could be raised again in the future, River Valley Bank currently may charge interest at rates over and above the limitations set forth in the Arkansas Constitution.

Capital Adequacy Requirements. The Federal Reserve Board monitors the capital adequacy of bank holding companies such as RVB, and the FDIC monitors the capital adequacy of River Valley Bank. The federal bank regulators use a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy.

Under the risk-based capital guidelines, bank regulators assign a risk weight to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a “risk-weighted” asset base. The minimum ratio of total risk-based capital to risk-weighted assets is 8.0%. At least half of the risk-based capital must consist of Tier 1 capital, which is comprised of common equity, retained earnings and certain types of preferred stock and excludes goodwill and various intangible assets. The remainder, or Tier 2 capital, may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock, and an allowance for loan losses not to exceed 1.25% of risk-weighted assets. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The leverage ratio is a company’s Tier 1 capital divided by its adjusted total assets. The leverage ratio requires a 3.0% Tier 1 capital to adjusted average asset ratio for institutions with the highest regulatory rating of 1. All other institutions must maintain a leverage ratio of 4.0% to 5.0%. For a tabular summary of RVB’s consolidated risk-weighted capital and leverage ratios, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION—LIQUIDITY AND CAPITAL RESOURCES.”

Enforcement Authority. The Federal Reserve Board has enforcement authority over bank holding companies and non-banking subsidiaries to forestall activities that represent unsafe or unsound practices or constitute violations of law. It may exercise these powers by issuing cease-and-desist orders or through other actions. The Federal Reserve Board may also assess civil penalties against companies or individuals who violate the Bank Holding Company Act or related regulations in amounts up to $1 million for each day’s violation. The Federal Reserve Board can also require a bank holding company to divest ownership or control of a non-banking subsidiary or require such subsidiary to terminate its non-banking activities. Certain violations may also result in criminal penalties.

The FDIC possesses comparable authority under the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation Improvement Act and other statutes with respect to River Valley Bank. In addition, the FDIC can terminate insurance of accounts, after notice and hearing, upon a finding that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, is in an unsafe and unsound condition to continue operations, or has violated any applicable law, regulation, rule, or order of, or condition imposed by the appropriate supervisors.

The Federal Deposit Insurance Corporation Improvement Act required federal banking agencies to broaden the scope of regulatory corrective action taken with respect to depository institutions that do not meet minimum capital and related requirements and to take such actions promptly in order to minimize losses to the FDIC. In connection with this Act, federal banking agencies established capital measures (including both a leverage measure and a risk-based capital measure) and specified for each capital measure the levels at which depository institutions will be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. If an institution becomes classified as undercapitalized, the appropriate federal banking agency will require the institution to submit an acceptable capital restoration plan and can suspend or greatly limit the institution’s ability to effect numerous actions including capital distributions, acquisitions of assets, the establishment of new branches and the entry into new lines of business. As of December 31, 2002, River Valley Bank is classified as “well capitalized” under these guidelines.

Other Regulation. RVB’s status as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws. RVB is under the jurisdiction of the Securities and Exchange Commission and of state securities commissions for matters relating to the offer and sale of its securities.

River Valley Bank’s loan operations are subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves; the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit; the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; the Fair Housing Act, prohibiting discriminatory practices relative to real estate-related transactions, including the financing of housing; and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of River Valley Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; the Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; the Truth in Savings Act, requiring depository institutions to disclose the terms of deposit accounts to consumers; and the Expedited Funds Availability Act, requiring financial institutions to make deposited funds available according to specified time schedules and to disclose funds availability policies to consumers.

Employees

RVB is a bank holding company and primarily conducts its operations through its subsidiary, River Valley Bank. RVB employs three executive officers. However, these three employees also conduct the business of River Valley Bank and therefore are compensated as employees of River Valley Bank. As of December 31, 2002, River Valley Bank had 18 full-time equivalent employees (including the three officers of RVB), none of whom is represented by a collective bargaining agreement.

Certain Relationships and Related Transactions

River Valley Bank has had, in the ordinary course of business, banking transactions with some of its officers and directors and with certain officers and directors of RVB. All loan transactions with officers and directors of RVB, its bank subsidiary, and their related and affiliated parties, have been in the ordinary course of business, on substantially the same terms, including interest rates and collateral as those prevailing for comparable transactions with other loan customers of RVB, and have not included more than the normal risk of collectibility associated with the RVB’s other banking transactions or other unfavorable features.

Legal Proceedings

RVB and River Valley Bank are involved in routine legal proceedings occurring in the ordinary course of business that, in the aggregate, are not believed by management of these companies to be material to the consolidated financial condition and results of operation of RVB.

Principal Shareholders and Management

The following table sets forth certain information as of March 11, 2003 regarding those persons known by RVB to be beneficial owners of more than 5% of the outstanding shares of RVB common stock, and the number and percentage of outstanding shares of RVB common stock beneficially owned by each director and executive officer of RVB and all directors and executive officers as a group. Unless otherwise indicated, each person listed is the sole record holder of, and exercises sole voting power over, the shares listed. Percentages are computed based on 14,044 shares of RVB common stock eligible to vote at the RVB special meeting.

Beneficial Owner	Position	Shares Beneficially Owned		Percentage of Shares Outstanding
Directors and Executive Officers:
James Bibler	Director	400	(1)	2.85%
James C. Biggers	Director, Chief Executive Officer and President	1,198	(2)	8.53%
Charles Boyce	Director	680	(3)	4.84%
Terry Ray Freeman	Director	20		0.14%
James H. Johnson, Jr	Director	1,000		7.12%
Judy Lawton	Director, Chief Financial Officer and Executive Vice President	798	(4)	5.68%
Alex G. Streett	Director	600	(5)	4.27%
Scott Van Horn	Director	400		2.85%
Directors and Executive Officers as a Group		5,096		36.28%

(1)	Jointly owned with Mr. Bibler’s spouse
(2)	Includes 400 shares owned jointly with Mr. Biggers’ spouse and 398 shares issuable upon exercise of options which will be exercised prior to the record date for the RVB special meeting
(3)	Jointly owned with Mr. Boyce’s spouse
(4)	Includes 398 shares issuable upon exercise of options which will be exercised prior to the record date for the RVB special meeting
(5)	Includes 200 shares owned jointly with Mr. Streett’s spouse

COMPARISON OF RIGHTS OF SHAREHOLDERS

RVB shareholders, whose rights are governed by RVB’s articles of incorporation, as amended, and bylaws, will become shareholders of Ozark upon completion of the merger. As such, the rights of the former RVB shareholders will thereafter be governed by Ozark’s restated articles of incorporation and amended and restated bylaws.

While it is impractical to summarize all of the pertinent differences, set forth below are the material differences between the rights of RVB shareholders under RVB’s governing documents and the rights of Ozark shareholders under Ozark’s governing documents.

Change of Control

Ozark. Ozark’s Amended and Restated Articles of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of Ozark. These provisions:

•	allow the Board of Directors to elect to classify or stagger the Board of Directors at any point in the future, provided the Board is comprised of at least nine (9) members as required by Arkansas law;

•	allow directors to be removed for cause only by a minimum of two-thirds (2/3) vote of shareholders;

•	provide that a majority of the shares of Ozark entitled to vote are required to constitute a quorum at an annual meeting of shareholders and a special shareholders meeting;

•	require a plurality of the votes at a shareholders’ meeting at which a quorum is present for election of directors and a majority of the votes cast at a shareholders’ meeting at which a quorum is present to decide every other question or matter submitted to the shareholders;

•	give the Board of Directors the sole power to fix or change the size of the Board of Directors and to create and fill vacancies on the Board of Directors, and

•	require shareholders to submit proposals for the annual meeting of shareholders thirty (30) days in advance of the fiscal year end.

RVB. RVB’s governing documents do not provide for the staggered election of members of RVB’s Board of Directors. Directors of RVB are elected annually for a one-year term and hold office until the next succeeding annual meeting of RVB’s shareholders and until their successors have been elected and qualified, subject to earlier resignation and removal. A majority of the shares of RVB common stock entitled to vote are required to constitute a quorum at an annual meeting of shareholders and a special shareholders meeting. Under RVB’s governing documents, a majority of such quorum is required to decide any question to come before a shareholders meeting. A merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of RVB.

Shareholder Nominations and Proposals

Ozark. Ozark’s bylaws provide that proposals by Ozark shareholders of business to be considered, or nominations by shareholders for election of directors, at an annual meeting of shareholders must be stated in writing and filed with Ozark’s corporate Secretary not later than 30 days in advance of the end of Ozark’s fiscal year.

RVB. RVB’s governing documents do not contain any provisions which require RVB shareholders to provide advance notice to RVB prior to proposing business or nominating persons at an annual meeting or a special meeting of shareholders.

Board of Directors

Ozark. Ozark’s Board of Directors is comprised of one class of directors, elected annually. Ozark’s shareholders elect directors at their annual meeting or, if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. The Board of Directors may consist of between three and 15 members, as determined from time to time by Ozark’s Board of Directors, and on the date of this proxy statement/prospectus consisted of eleven members. The Board of Directors has the power to fix or change the number of directors by resolution and without any further action of the shareholders in accordance with Ozark’s bylaws. Any vacancy on Ozark’s Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors or, if the directors remaining in office constitute fewer than a quorum of the Board of Directors, by the affirmative vote of a majority of all of the directors remaining in office. Ozark’s Amended and Restated Articles of Incorporation contain a provision that allows the Board of Directors, by resolution and without any further action by the shareholders, to classify or stagger the board into two or three groups, as equal in number as possible, with the terms of office of such directors contained in each group expiring one, two or three years after their election to the Board, as applicable.

RVB. RVB’s Board of Directors consists of between eight and 12 members, as determined from time to time by RVB’s shareholders and on the date of this proxy statement/prospectus consisted of eight members. Any vacancy on RVB’s Board of Directors by reason of death or resignation is to be filled by majority vote of the RVB directors then in office. Any vacancy caused by a removal of a director shall be filled by the shareholders. Each RVB director is elected to serve a one-year term. RVB’s shareholders elect directors at their annual meeting or, if the annual meeting is not held, at a special meeting called for the purpose of the election of directors.

Removal of Directors

Ozark. Ozark’s governing documents provide that a director of Ozark may be removed only for cause, and then only by the affirmative vote of shareholders holding of record two-thirds (2/3) of the outstanding shares of Ozark which were entitled to vote at the election of such director, given at a special meeting of such shareholders called for such purpose.

RVB. RVB’s governing documents provide that a director may be removed at any time with or without cause by a special shareholder’s meeting called expressly for that purpose.

Authorized Capital Stock

	Authorized Shares	Par Value per Share
RVB	100,000	$0.10
Ozark	10,000,000	$0.01

Rights of Shareholders to Call Special Meetings

Ozark. Ozark’s governing documents provide that a special meeting of Ozark’s shareholders may be called by the Chairman of the Board, Chief Executive Officer, the President, the Board of Directors, or by a committee of the Board of Directors that has been duly designated by the Board and who has express authority to call such meetings, or by the request of holders of not less than ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at such special meeting.

RVB. RVB’s bylaws provide that a special meeting of the RVB shareholders may be called at any time by the President or by the RVB Board of Directors, or any shareholders owning in the aggregate not less than ten percent (10%) of the shares of RVB common stock entitled to vote on any action to be presented at such meeting.

REGISTRATION STATEMENT

Ozark has filed with the SEC a registration statement on Form S-4 to register the Ozark common shares to be issued to RVB shareholders in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Ozark and RVB. This proxy statement/prospectus is part of that registration statement. The rules and regulations of the SEC allow Ozark to omit certain information included in the registration statement from this proxy statement/prospectus. This registration statement may be inspected and copied at the SEC’s public reference facilities described below.

WHERE YOU CAN FIND MORE INFORMATION

Ozark files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York Regional Office Woolworth Center 233 Broadway New York, New York 10279	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Ozark, which file electronically with the SEC. The address of that site is www.sec.gov.

The SEC allows Ozark to “incorporate by reference” information into this proxy statement/prospectus from documents it has have previously filed with the SEC. This means that Ozark can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about Ozark and its financial condition, operations and business. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by other information contained directly in this proxy statement/prospectus or in documents filed by Ozark with the SEC after the date of this proxy statement/prospectus. Information incorporated from another document is considered to have been disclosed to you whether or not you chose to read the document.

This proxy statement/prospectus incorporates by reference the following documents with respect to Ozark:

•	Ozark’s Annual Report on Form 10-K for the year ended December 31, 2002;

•	Ozark’s Annual Report on Form 11-K (annual report for employee stock purchase, savings, and similar plans) for the year ended December 31, 2001; and

•	The description of the Ozark’s Common Stock contained in the Registration Statement on Form 8-A filed June 26, 1997.

Ozark incorporates by reference additional documents that Ozark may file with the SEC between the date of this proxy statement/prospectus and the completion of the merger. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Ozark has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Ozark and its bank subsidiary, Bank of the Ozarks.

RVB has supplied all information contained in this proxy statement/prospectus relating to RVB and its bank subsidiary, River Valley Bank.

63

You can obtain copies of the documents incorporated by reference in this proxy statement/prospectus with respect to Ozark without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus, by requesting them in writing or by telephone from Ozark at the following:

Corporate Secretary

Bank of the Ozarks, Inc.

P.O. Box 8811

Little Rock, Arkansas 72231-8811

If you would like to request documents from Ozark, please do so by May 29, 2003 to receive them before the special meeting. Copies are also available free of charge through the Investor Relations section of Ozark’s internet website at www.bankozarks.com. You can also obtain copies of these documents from the SEC through the SEC’s Internet worldwide website or at the SEC’s address described in this section above.

You should rely only on the information contained in or incorporated by reference in this proxy statement/prospectus in considering how to vote your shares. Neither Ozark nor RVB has authorized anyone to provide you with information that is different from the information in this document. This proxy statement/prospectus is dated May 7, 2003. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus nor the issuance of Ozark common stock in the merger shall create any implication to the contrary.

LEGAL MATTERS

Kutak Rock LLP, Little Rock, Arkansas, counsel to Ozark, will pass upon certain legal matters concerning the merger and the validity of the shares of Ozark common stock to be issued in the merger.

EXPERTS

The consolidated financial statements of Bank of the Ozarks, Inc. incorporated by reference in Bank of the Ozarks, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO RVB UNAUDITED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheet at December 31, 2002 and December 31, 2001	F-1

Consolidated Statement of Income for the Years Ended December 31, 2002 and December 31, 2001	F-2

Consolidated Statement of Stockholder’s Equity for the Years Ended December 31, 2002 and December 31, 2001	F-3

The following tables present unaudited historical consolidated financial data for RVB. The financial statements presented below have been prepared by RVB and have not been audited or reviewed by outside accountants. Because the RVB financial statements have not been prepared in accordance with accounting principles generally accepted in the United States of America (as the statement of cash flows and footnotes are not included), there can be no assurance that they fairly present the financial position or historical results of operations of RVB as of the dates or for the periods indicated.

RVB Bancshares, Inc.

Consolidated Balance Sheets

December 31, 2002 and 2001

(unaudited)

	December 31,
	2002	2001
Assets
Cash and due from banks	$2,875,444	$2,317,058
Federal funds sold	2,940,000	1,070,000
Securities available-for-sale	2,058,137	3,008,632
Loans	44,733,531	40,694,986
Allowance for loan losses	(569,402)	(449,787)

Net loans	44,164,129	40,245,199
Premises and equipment	1,336,465	1,346,647
Accrued interest receivable	296,566	332,887
Deferred income taxes	135,212	96,261
Other	78,374	34,207

Total assets	$53,884,327	$48,450,891

Liabilities and Stockholders’ Equity
Deposits
Demand deposits	$6,399,265	$5,156,704
Savings and NOW deposits	10,741,156	9,978,844
Time deposits	31,784,264	29,002,854

Total deposits	48,924,685	44,138,402
Other borrowed funds	595,009	649,819
Accrued expenses and other liabilities	512,138	310,162

Total liabilities	50,031,832	45,098,383
Stockholders’ equity
Common stock of $0.10 par value per share; 100,000 shares authorized; issued 13,268 shares	1,327	1,327
Additional paid-in capital	2,936,740	2,936,740
Retained earnings	904,505	419,011
Treasury Stock, at cost; 20 shares	(5,938)	(5,938)
Accumulated other comprehensive income	15,861	$1,368

Total stockholders’ equity	3,852,495	3,352,508

Total liabilities and stockholders’ equity	$53,884,327	$48,450,891

RVB Bancshares, Inc.

Consolidated Statements of Income

For the Years ended December 31, 2002 and 2001

(unaudited)

	Year Ended December 31,
	2002	2001
Interest income:
Loans	$3,481,565	$3,416,752
Investments	122,613	161,004
Federal funds sold	14,814	62,186

Total interest income	3,618,992	3,639,942

Interest expense:
Deposits	1,378,764	1,859,536
Federal funds purchased	3,248	9,811
Long term debt	45,377	49,278

Total interest expense	1,427,389	1,918,625

Net interest income	2,191,603	1,721,317
Provision for loan loss	256,750	195,000

Net interest income after provision for loan losses	1,934,853	1,526,317

Other income:
Service charges on deposit accounts	322,100	342,383
Other service charges and fees	203,921	110,833
Safe deposit rentals and other income	7,642	5,971

Total other income	533,663	459,187

Other expense:
Salaries and employee benefits	974,154	851,570
Occupancy expense	173,759	165,030
Other expense	536,895	491,421

Total other expenses	1,684,808	1,508,021

Income before income taxes	783,708	477,483
Income tax expense	298,214	174,294

Net income	$485,494	$303,189

Basic earnings per common share	$36.61	$22.87

Diluted earnings per common share	$35.94	$22.51

RVB Bancshares, Inc.

Consolidated Statements of Stockholder’s Equity

For the Years Ended December 31, 2002 and 2001

(unaudited)

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Total
Balance at January 1, 2001	$1,327	$2,936,740	$115,822	$(5,938)	$(23,280)	$3,024,671

Comprehensive income:
Net income	—	—	303,189	—	—	303,189
Unrealized gains on available-for-sale securities, net of tax effect	—	—	—	—	24,648	24,648

Total comprehensive income	—	—	—	—	—	327,837

Balance at December 31, 2001	1,327	2,936,740	419,011	(5,938)	1,368	3,352,508

Comprehensive income:
Net Income			485,494			485,494
Unrealized gains on available-for-sale securities, net of tax effect					14,493	14,493

Total comprehensive income						499,987

Balance at December 31, 2002	$1,327	$2,936,740	$904,505	$(5,938)	$15,861	$3,852,495

Annex A-1

AGREEMENT AND PLAN OF MERGER

Between

BANK OF THE OZARKS, INC.

And

RVB BANCSHARES, INC.

Dated as of `March 11, 2003

A-1-1

ARTICLE I THE MERGER		A-1-4
1.1.	The Merger	A-1-4
1.2.	Effective Time	A-1-5
1.3.	Effects of the Merger	A-1-5
1.4.	Conversion of RVB Common Stock	A-1-5
1.5.	Reserved	A-1-7
1.6.	Ozark Common Stock	A-1-7
1.7.	Articles of Incorporation	A-1-7
1.8.	Bylaws	A-1-7
1.9.	Directors and Officers	A-1-7
ARTICLE II EXCHANGE OF SHARES		A-1-8
2.1.	Ozark to Make Shares and Cash Available	A-1-8
2.2.	Exchange of Shares; Payment of Cash Consideration	A-1-8
ARTICLE III DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES		A-1-10
3.1	Disclosure Schedules	A-1-10
3.2.	Standards	A-1-10
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF RVB		A-1-11
4.1.	Corporate Organization	A-1-11
4.2.	Capitalization	A-1-11
4.3.	Authority; No Violation	A-1-12
4.4.	Consents and Approvals	A-1-12
4.5.	Reports	A-1-13
4.6.	Financial Statements	A-1-13
4.7.	Broker’s Fees	A-1-13
4.8.	Absence of Certain Changes or Events	A-1-13
4.9.	Legal Proceedings	A-1-13
4.10.	Taxes	A-1-14
4.11.	Employees	A-1-14
4.12.	RVB Information	A-1-16
4.13.	Compliance with Applicable Law	A-1-16
4.14.	Certain Contracts	A-1-16
4.15.	Agreements with Regulatory Agencies	A-1-17
4.16.	Business Combination Provision; Takeover Laws	A-1-17
4.17.	Environmental Matters	A-1-17
4.18.	Approvals	A-1-17
4.19.	Insurance	A-1-17
4.20.	Loan Portfolio	A-1-18
4.21.	Property	A-1-18
4.22.	Reorganization	A-1-18
ARTICLE V REPRESENTATIONS AND WARRANTIES OF OZARK		A-1-18
5.1.	Corporate Organization	A-1-18
5.2.	Capitalization.	A-1-19
5.3.	Authority; No Violation	A-1-19
5.4.	Consents and Approvals	A-1-20
5.5.	Reports	A-1-20
5.6	Reorganization	A-1-20
5.7.	Financial Statements; SEC Reports	A-1-20
5.8.	Absence of Certain Changes or Events	A-1-21
5.9.	Legal Proceedings	A-1-21
5.10.	Ozark Information	A-1-21
5.11	Approvals	A-1-21
ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		A-1-21
6.1.	Covenants of RVB	A-1-21
6.2.	Covenants of Ozark	A-1-23

A-1-2

6.3	Mutual Covenants	A-1-23
ARTICLE VII ADDITIONAL AGREEMENTS		A-1-23
7.1.	Regulatory Matters	A-1-23
7.2.	Access to Information	A-1-24
7.3.	Shareholder Meeting	A-1-24
7.4.	Legal Conditions to Merger	A-1-24
7.5.	Affiliates	A-1-25
7.6.	NASDAQ Listing	A-1-25
7.7.	Employee Benefit Plans; Existing Agreements	A-1-25
7.8.	Indemnification of RVB Officers and Directors	A-1-25
7.9.	Additional Agreements	A-1-26
7.10	Reasonable Best Efforts	A-1-26
7.11	Tax-Free Qualification	A-1-26
7.12	Waiver of Rights of First Refusal	A-1-27
ARTICLE VIII CONDITIONS PRECEDENT		A-1-27
8.1.	Conditions to Each Party’s Obligation To Effect the Merger	A-1-27
8.2.	Conditions to Obligations of Ozark	A-1-27
8.3.	Conditions to Obligations of RVB	A-1-28
ARTICLE IX TERMINATION AND AMENDMENT		A-1-28
9.1.	Termination	A-1-28
9.2.	Effect of Termination	A-1-29
9.3.	Amendment	A-1-29
9.4.	Extension; Waiver	A-1-29
ARTICLE X GENERAL PROVISIONS		A-1-29
10.1.	Closing	A-1-29
10.2.	Nonsurvival of Representations, Warranties and Agreements	A-1-30
10.3.	Expenses	A-1-30
10.4.	Notices	A-1-30
10.5.	Interpretation	A-1-30
10.6.	Defined Terms	A-1-31
10.7.	Counterparts	A-1-31
10.8.	Entire Agreement	A-1-31
10.9.	Governing Law	A-1-31
10.10.	Enforcement of Agreement	A-1-31
10.11.	Severability	A-1-31
10.12.	Publicity	A-1-31
10.13.	Assignment; Third Party Beneficiaries	A-1-32

A-1-3

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 11, 2003 (“Agreement”), between BANK OF THE OZARKS, INC., an Arkansas corporation (“Ozark”) and RVB BANCSHARES, INC., an Arkansas corporation (“RVB”).

RECITALS:

WHEREAS, Ozark is the parent corporation of Bank of the Ozarks, a state-chartered Arkansas banking corporation (“Ozark Bank”);

WHEREAS, RVB is the sole shareholder of River Valley Bank, a state-chartered Arkansas banking corporation (“RVB Bank”);

WHEREAS, Ozark and RVB have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transactions provided for herein in which (i) RVB will merge with and into Ozark (the “Holding Company Merger”) and (ii) RVB Bank will merge with and into Ozark Bank (the “Bank Merger”), each subject to the terms and conditions set forth herein (the Holding Company Merger and the Bank Merger, collectively, the “Merger”);

WHEREAS, the parties intend that the Merger be treated as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, as a condition and inducement to Ozark’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement Ozark and certain (i) affiliates of RVB are entering into an Irrevocable Proxy and Voting Agreement, dated as of the date hereof in the form attached as Exhibit A hereto (the “Voting Agreement”) and (ii) executive officers of RVB are entering into the Non-Competition and Employment Service Agreements in the forms attached as Exhibits B-1 and B-2 hereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Arkansas Business Corporation Act of 1987, as amended (the “ABCA”), at the Effective Time (as defined in Section 1.2), RVB shall merge with and into Ozark. Ozark shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Holding Company Merger, and shall continue its corporate existence under the laws of the State of Arkansas. The name of the Surviving Corporation shall continue to be “Bank of the Ozarks, Inc.” Upon consummation of the Holding Company Merger, the separate corporate existence of RVB shall terminate.

(b) Subject to the terms and conditions of this Agreement, in accordance with the Arkansas Banking Code of 1997, as amended (the “ABA”), at the Effective Time, RVB Bank shall merge with and into Ozark Bank. Ozark Bank shall be the surviving banking corporation (hereinafter sometimes called the “Surviving Bank”) in the Bank Merger, and shall continue its corporate existence under the laws of the State of Arkansas. The name of the

A-1-4

Surviving Bank shall continue to be “Bank of the Ozarks.” Upon consummation of the Bank Merger, the separate corporate existence of RVB Bank shall terminate.

1.2. Effective Time.

(a) The Holding Company Merger shall become effective as set forth in the articles of merger (the “Holding Company Articles of Merger”) which shall be filed on the Closing Date (as defined in Section 10.1) with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”) with respect to the Holding Company Merger.

(b) The Bank Merger shall become effective as set forth in the articles of merger (the “Bank Articles of Merger,” and together with the Holding Company Articles of Merger, the “Articles of Merger”) which shall be filed on the Closing Date (as defined in Section 10.1) with the Arkansas State Bank Department (the “Arkansas Department”) and the Arkansas Secretary with respect to the Bank Merger, but shall occur immediately after the Holding Company Merger.

(c) The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3. Effects of the Merger.

(a) At and after the Effective Time, the Holding Company Merger shall have the effects set forth in Section 4-27-1106 of the ABCA.

(b) At and after the Effective Time, the Bank Merger shall have the effects set forth in Section 23-48-604 of the ABA.

1.4. Conversion of RVB Common Stock.

(a) At the Effective Time, subject to Section 2.2(e) hereof, each share of the common stock, par value $0.10 per share, of RVB (the “RVB Common Stock”) issued and outstanding immediately prior to the Effective Time (other than RVB Dissenting Shares as defined in this Section below and other than shares of RVB Common Stock held directly or indirectly by Ozark or RVB or any of their respective Subsidiaries as defined in Section 3.2 hereof (as adjusted below), except for Trust Account Shares and DPC shares as such terms are defined in this Section below), shall, by virtue of the Holding Company Merger, automatically and without any action on the part of the holder thereof, become and be converted into, at the election of the holder, either (i) the right to receive $504.85 in cash, without interest (the “Cash Consideration,” with such election referred to as a “Cash Election”), (ii) the right to receive a number of shares of the common stock, par value $0.01 per share, of Ozark (“Ozark Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”, with such election referred to as a “Stock Election”) or (iii) a combination of both cash and shares of Ozark Common Stock (with such election referred to as a “Mixed Election”). Shares of RVB Common Stock as to which no election has been made are referred to herein as “No Election Shares” and shall receive the mix of Merger Consideration specified in section (c)(iii) below. For purposes of this Agreement, Cash Consideration, Stock Consideration and any combination thereof shall be collectively referred to herein as “Merger Consideration.” Shares of RVB Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of RVB Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” All RVB Dissenting Shares will be deemed Cash Election Shares for purposes of determining the Cash Consideration available for distribution to other shareholders.

(b) For purposes of this Agreement, the “Exchange Ratio” shall be equal (rounded to the nearest ten-thousandth) to (x) 20.3965, if the Average Ozark Common Stock Price is less than or equal to $24.7518 (y) 16.6880, if the Average Ozark Common Stock Price is greater than or equal to $30.2522 or (z) if the Average Ozark Common Stock Price is between $24.7518 and $30.2522, the result obtained by dividing $504.85 by the Average Ozark Common Stock Price. The “Average Ozark Common Stock Price” means the average of the daily ending trade price of Ozark’s Common Stock on the Nasdaq National Market System (as reported by Bloomberg), for the ten consecutive trading days ending on the fifth trading day immediately preceding the Effective Time.

A-1-5

(c) (i) In the event that the sum of (x) the number of Cash Election Shares plus (y) 49.0% of the number of No Election Shares exceeds (z) 49.0% of the total number of issued and outstanding shares of RVB Common Stock, then the holders of Cash Election Shares will receive a combination of cash and shares of Ozark Common Stock to be determined as follows: (A) the number of Cash Election Shares which shall be converted into the right to receive the Cash Consideration shall equal the amount obtained by multiplying (I) the number of shares of RVB Common Stock covered by such Cash Election by (II) a fraction of which the numerator shall be the cash required to be made available by Ozark (pursuant to clause (iii) below) and the denominator of which shall be $504.85 multiplied by the number of Cash Election Shares; and (B) the balance of such Cash Election Shares shall be converted into the right to receive Stock Consideration.

(ii) In the event the foregoing clause (i) is not applicable, each holder of shares of RVB Common Stock (A) that makes a Stock Election will receive the Stock Consideration, (B) that makes a Cash Election will receive the Cash Consideration or (C) that makes a Mixed Election will receive the combination of Ozark Common Stock and cash set forth in such election.

(iii) For purposes of this Section, the amount of cash required to be made available by Ozark shall be equal to the difference between (A) the amount obtained by multiplying (I) $504.85 by (II) 49% of the number of outstanding shares of RVB Common Stock minus (B) the amount of Cash Consideration attributable to the RVB Dissenting Shares, minus (C) the amount of Cash Consideration required to be paid to No Election Shares. For purposes of this Section, the number of shares of Ozark Common Stock required to be made available by Ozark shall be equal to the difference between (A) the number of shares obtained by multiplying (I) the Exchange Ratio by (II) the number of outstanding shares of RVB Common Stock for which a Stock Election has been made minus (B) the amount of Stock Consideration required to be paid to No Election Shares. Regardless of the applicability of clauses (i) or (ii) above, each No Election Share shall be converted in the Merger into the right to receive 51% Stock Consideration and 49% Cash Consideration.

(d) Notwithstanding any other provision contained in this Agreement, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the Code. In order that the Merger will not fail to satisfy the continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, as of the Effective Time, Ozark may, but shall not be obligated to, increase the Stock Consideration and decrease the Cash Consideration proportionally (using the Average Ozark Common Stock Price to value the additional Stock Consideration) so that the Stock Consideration measured at current fair market value as of the Effective Time will represent at least 45% of the value of the aggregate Merger Consideration payable to RVB shareholders at the Effective Time.

(e) Each share of RVB Common Stock converted into Ozark Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (each a “Certificate”) previously representing any such shares of RVB Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of Ozark Common Stock into which such share is convertible pursuant to Section 1.4(a) and (ii) the cash in lieu of fractional shares into which the shares of RVB Common Stock represented by such Certificate have been converted pursuant to Section 1.4(a) and Section 2.2(e) hereof, and (iii) Cash Consideration pursuant to Section 1.4(a) hereof. Certificates previously representing shares of RVB Common Stock shall be exchanged for certificates representing whole shares of Ozark Common Stock and cash in lieu of fractional shares issued in consideration therefor and Cash Consideration upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If, between the date of this Agreement and the Effective Time, the shares of Ozark Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event, an “Anti-Dilution Event”), the Exchange Ratio and the Merger Consideration shall be adjusted to result in the same aggregate consideration being delivered to RVB’s shareholders as would have been received had such Anti-Dilution Event not occurred.

(f) At the Effective Time, all shares of RVB Common Stock that are owned directly or indirectly by Ozark or RVB or any of their respective Subsidiaries, other than shares of RVB Common Stock (i) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Ozark Common Stock which are similarly held, whether held directly or indirectly by Ozark or RVB, as the case may be, being referred to herein as “Trust Account Shares”) and (ii) held by

A-1-6

Ozark or RVB or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of RVB Common Stock, and shares of Ozark Common Stock which are similarly held, whether held directly or indirectly by Ozark or RVB, being referred to herein as “DPC Shares”), shall be canceled and shall cease to exist, and no stock of Ozark or other consideration shall be delivered in exchange therefor. All shares of Ozark Common Stock that are owned by RVB or RVB Bank (other than Trust Account Shares and DPC Shares) shall become treasury stock of Ozark.

(g) Notwithstanding anything in this Agreement to the contrary, shares of RVB Common Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Sections 4-27-1301 et seq. of the ABCA (“RVB Dissenting Shares”) shall not be converted into the right to receive, or be exchangeable for, Merger Consideration or cash in lieu of fractional shares but, instead, the holders thereof shall be entitled to payment of the appraised value of such RVB Dissenting Shares in accordance with the provisions of Sections 4-27-1301 et seq. of the ABCA; provided, however, that (i) if any holder of RVB Dissenting Shares shall subsequently deliver a written withdrawal of his demand for appraisal of such shares, or (ii) if any holder fails to establish his entitlement to dissenters’ rights as provided in Sections 4-27-1301 et seq. of the ABCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of RVB Common Stock and each of such shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, Stock Consideration and/or cash in lieu of fractional shares and/or Cash Consideration, without any interest thereon, as provided in Sections 1.4(a) and 1.4(c) and Article II hereof.

(h) At the Effective Time, all shares of RVB Bank common stock shall be canceled and shall cease to exist and no stock of Ozark or Ozark Bank or other consideration shall be delivered in exchange therefor.

1.5. Reserved.

1.6. Ozark Common Stock. Except for shares of Ozark Common Stock owned by RVB or RVB Bank (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of Ozark as contemplated by Section 1.4 hereof, the shares of Ozark Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.7. Articles of Incorporation. At the Effective Time, the Amended and Restated Articles of Incorporation of Ozark, as amended and in effect at the Effective Time, shall be the articles of incorporation of the Surviving Corporation. At the Effective Time, the Articles of Incorporation of Ozark Bank, as amended and in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Bank.

1.8. Bylaws. At the Effective Time, the Amended and Restated Bylaws of Ozark, as amended and in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the articles of incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of Ozark Bank, as amended and in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law and the articles of association of the Surviving Bank.

1.9. Directors and Officers. The directors and officers of Ozark immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The directors and officers of Ozark Bank immediately prior to the Effective Time shall be the directors and officers of the Surviving Bank, each to hold office in accordance with the articles of association and bylaws of the Surviving Bank until their respective successors are duly elected or appointed and qualified.

A-1-7

ARTICLE II

EXCHANGE OF SHARES

2.1. Ozark to Make Shares and Cash Available. At or prior to the Effective Time, Ozark shall deposit in a segregated account within the Trust Department of Ozark Bank (the “Exchange Agent”) for exchange in accordance with this Article II, the Cash Consideration, certificates representing the shares of Ozark Common Stock constituting the Stock Consideration and the cash in lieu of fractional shares (such Cash Consideration and certificates for shares of Ozark Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of RVB Common Stock.

2.2. Exchange of Shares; Payment of Cash Consideration.

(a) At the time of the mailing of the Proxy Statement and Prospectus described in Section 7.1 hereof, Ozark will cause the Exchange Agent to send to each holder of record of shares of RVB Common Stock on the record date for the meeting of the stockholders of RVB an election form (collectively, the “Election Form”) and other appropriate materials providing for such holder, subject to the provisions of Section 1.4 hereof, to elect to receive (i) Stock Consideration with respect to all of such holder’s shares of RVB Common Stock, (ii) Cash Consideration with respect to all of such holder’s shares of RVB Common Stock, or (iii) Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares, or to make no election or indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration. As of the Election Deadline (as defined below), any shares of RVB Common Stock with respect to which there shall not have been such election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No Election Shares.

(i) Any Cash Election, Stock Election or Mixed Election shall have been validly made only if the Exchange Agent shall have received by 5:00 p.m., Central Time, on the second business day immediately preceding the meeting of stockholders of RVB described in Section 7.1 hereof (the “Election Deadline”), an Election Form properly completed. An election by a holder of shares of RVB Common Stock shall be validly made only if the Exchange Agent shall have received an Election Form properly completed and executed (with the signature or signatures thereon guaranteed if required by the Election Form) by such holder of shares of RVB Common Stock. Ozark shall have the right to make reasonable determinations and to establish reasonable procedures (not inconsistent with the terms of this Agreement) in guiding the Exchange Agent in its determination as to the validity of Election Forms and of any revision, revocation or withdrawal thereof.

(ii) As soon as practicable after the Effective Time, and in no event more than seven business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Cash Consideration or Stock Consideration. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore (i) a certificate representing that number of whole shares of Ozark Common Stock to which such holder of RVB Common Stock shall have become entitled pursuant to the provisions of Article I hereof and/or (ii) a check representing that portion of the Cash Consideration to which such holder of RVB Common Stock shall have become entitled pursuant to the provisions of Article I hereof and the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

(iii) Two or more holders of shares of RVB Common Stock who are determined to constructively own shares owned by each other by virtue of Section 318(a) of the Code and who so certify to Ozark’s

A-1-8

satisfaction, and any single holder of shares of RVB Common Stock who holds such shares in two or more different names and who so certifies to Ozark’s satisfaction, may submit a joint Election Form covering the aggregate shares of RVB Common Stock owned by all such holders or by such single holder, as the case may be. For all purposes of this Agreement, each such group of holders which, and each such single holder who, submits a joint Election Form shall be treated as a single holder of shares of RVB Common Stock.

(iv) Each holder of record of shares of RVB Common Stock who holds such shares as nominee, trustee or in other representative capacities (each, a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all shares of RVB Common Stock held by that Representative for a particular beneficial owner.

(v) Any holder of shares of RVB Common Stock who has made an election by submitting an Election Form to the Exchange Agent may at any time prior to the Election Deadline change such holder’s election by submitting a revised Election Form, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. Any holder of shares of RVB Common Stock may at any time prior to the Election Deadline revoke such holder’s election by written notice to the Exchange Agent received at any time prior to the Election Deadline.

(b) As soon as practicable after the Election Deadline (the “Allocation Date”), the Exchange Agent shall effectuate the allocation among the holders of shares of RVB Common Stock of rights to receive the Stock Consideration, the Cash Consideration or a combination of both the Stock Consideration and the Cash Consideration in the Merger in accordance with the terms of this Section. As more fully set forth in Section 1.4 above, the number of shares of RVB Common Stock to be converted in the Merger into the right to receive Cash Consideration may not exceed 49.0% of the outstanding shares of RVB Common Stock.

(c) No dividends or other distributions declared after the Effective Time with respect to Ozark Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Ozark Common Stock represented by such Certificate.

(d) If any certificate representing shares of Ozark Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Ozark Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of RVB of the shares of RVB Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Ozark Common Stock as provided in this Article II.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Ozark Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Ozark Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Ozark. In lieu of the issuance of any such fractional share, Ozark shall pay to each former stockholder of RVB who otherwise would be entitled to receive a fractional share of Ozark Common Stock an amount in cash equal to the product of (x) the Average Ozark Common Stock Price, times (y) the fraction of a share of Ozark Common Stock which such holder would otherwise be entitled to receive pursuant to Article I hereof.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of RVB for six months after the Effective Time shall be paid to Ozark. Any shareholders of RVB who have not theretofore complied with

A-1-9

this Article II shall thereafter look only to Ozark for payment of their portion of the Cash Consideration and their shares of Ozark Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on Ozark Common Stock deliverable in respect of each share of RVB Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Ozark, RVB, the Exchange Agent or any other person shall be liable to any former holder of shares of RVB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Ozark, the posting by such person of a bond in such amount as is customarily required by Ozark and Exchange Agent for other shareholders of Ozark as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Ozark Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

3.1. Disclosure Schedules. On or prior to the date hereof, each of Ozark and RVB has delivered to the other party a schedule (in the case of RVB, the “RVB Disclosure Schedule,” and in the case of Ozark, the “Ozark Disclosure Schedule,” and, generally, a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of RVB, or Article V, in the case of Ozark, or to one or more of such party’s covenants contained in Article VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or could be reasonably expected to have a Material Adverse Effect (as defined in Section 3.2 below) with respect to either RVB or Ozark, respectively.

3.2. Standards.

(a) No representation or warranty of RVB contained in Article IV, or of Ozark contained in Article V, shall be deemed untrue or incorrect for any purpose under this Agreement as a consequence of the existence or absence of any fact, circumstance or event, unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Article IV, in the case of RVB, or Article V, in the case of Ozark, has had or could be reasonably expected to have a Material Adverse Effect with respect to (i) RVB or (ii) Ozark, respectively.

(b) As used in this Agreement, the term “Material Adverse Effect” means, with respect to RVB, (i) a change in the business of RVB or RVB Bank which, individually or in the aggregate has resulted or is reasonably expected by Ozark, in its reasonable discretion, to result in losses, damages, liabilities, costs, expenses, judgments or fines in an amount of $150,000 or greater; or (ii) a material adverse effect on (A) the business, results of operations, financial condition or prospects (financial or otherwise) of RVB and RVB Bank taken as a whole or (B) the ability of RVB and RVB Bank to consummate the transactions contemplated hereby.

(c) As used in this Agreement, the term “Material Adverse Effect” means, with respect to Ozark, a material adverse effect on (i) the business, results of operations, financial condition or prospects (financial or otherwise) of Ozark and its Subsidiaries taken as a whole or (ii) the ability of Ozark and its Subsidiaries to consummate the transactions contemplated hereby. Changes in the market price of Ozark Common Stock shall not be considered Material Adverse Effects or otherwise considered a material change or circumstance for any purpose.

(d) As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership, limited liability company or other person, entity or organization, whether incorporated or unincorporated, with respect to which such party owns, directly or indirectly, 50% or more of the equity or

A-1-10

ownership interests, or an amount of voting securities or ownership interests sufficient to elect at least a majority of its board of directors or other governing body.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RVB

Subject to Article III, RVB hereby represents and warrants to Ozark as follows:

4.1. Corporate Organization.

(a) RVB is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. RVB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. RVB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Articles of Incorporation and Bylaws of RVB, copies of which have previously been provided to Ozark are true and correct copies of such documents as currently in effect. RVB has no Subsidiaries other than RVB Bank and, except for such entity, RVB does not own (other than in a bona fide fiduciary capacity) beneficially, directly or indirectly (other than as set forth in Section 4.1(a) of the RVB Disclosure Schedule), any shares of capital stock or any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind.

(b) RVB Bank is an Arkansas state bank duly organized, validly existing and in good standing under the laws of the State of Arkansas. The deposit accounts of RVB are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund (the “BIF”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. RVB Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Articles of Incorporation and Bylaws of RVB Bank, copies of which have previously been provided to Ozark, are true and correct copies of such documents as currently in effect. RVB Bank has no Subsidiaries and does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind.

(e) The minute books of RVB and RVB Bank contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1997 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

4.2. Capitalization.

(a) The authorized capital stock of RVB consists of 100,000 shares of RVB Common Stock, $0.10 par value. There are 13,248 shares of RVB Common Stock issued and outstanding and 20 shares of RVB Common Stock held by RVB as treasury stock. There are no shares of RVB Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, except for 796 shares of RVB Common Stock reserved for issuance under outstanding incentive stock options which will be exercised prior to the Effective Time at a per share exercise price of $250 per share (the “Outstanding Options”). There are no shares of RVB Preferred Stock issued or outstanding, held in RVB’s treasury or reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of RVB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, and were issued in compliance with and are currently free of all preemptive rights, with no personal liability attaching to the ownership thereof. Except for the Outstanding Options, RVB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of RVB Common Stock or RVB Preferred Stock or any other equity security or capital stock of RVB or any securities representing the right to purchase or otherwise receive any shares of RVB Common Stock or any other equity security or capital stock of RVB. Set forth in Section 4.2(a) of the RVB Disclosure Schedule is a complete and correct list of the names of the holders of the Outstanding Options.

A-1-11

(b) RVB owns, directly or indirectly, all of the issued and outstanding shares of the capital stock and equity securities of RVB Bank, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable (except as otherwise provided by applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. RVB Bank is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of RVB Bank or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any of RVB Bank. There are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which RVB or RVB Bank will be bound calling for the purchase or issuance of any shares of the capital stock or equity securities of RVB Bank.

4.3. Authority; No Violation.

(a) RVB has full corporate power and authority to execute and deliver this Agreement and, upon the receipt of requisite approval by the shareholders of RVB of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of RVB and RVB Bank. The Board of Directors of RVB and RVB Bank have directed that this Agreement and the transactions contemplated hereby be submitted to RVB’s and RVB Bank’s shareholders for approval, and RVB has approved, or promptly after the date hereof and prior to the Closing Date will approve, this Agreement and the transactions contemplated hereby, and the Board of Directors of RVB has directed, or promptly after the date hereof and prior to the Closing Date will direct, officers of RVB to so approve this Agreement and the transactions contemplated herein in its capacity as the sole shareholder of RVB Bank. Except for the adoption of this Agreement by the requisite vote of RVB’s shareholders, no other proceedings on the part of RVB or RVB Bank are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by RVB, and this Agreement constitutes a valid and binding obligation of RVB, enforceable against RVB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement, nor the consummation by RVB of the transactions contemplated hereby, nor compliance by RVB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of RVB or the articles of incorporation, bylaws or similar governing documents of RVB Bank, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to RVB or RVB Bank, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or, except as provided in Section 4.14, the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under (except as provided in Section 4.14), accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of RVB or RVB Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which RVB or RVB Bank is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC, the Federal Trade Commission (the “FTC”) and the Department of Justice (“DoJ”), and approval of such applications and notices, (b) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law, (c) the filing with, and declaration of effectiveness by, the United States Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (such registration statement and any post-effective amendment thereto relating to this transaction, or any other registration statement on Form S-4 used in connection with the Merger, the “S-4”) in which will be included as a prospectus a definitive proxy statement relating to the meeting of shareholders of RVB to be held in connection with this Agreement and the transactions contemplated herein (the “Proxy Statement”), (d) the approval of this Agreement by the requisite vote of the shareholders of RVB, (e) the filing of the Articles of Merger with, as applicable, the Arkansas Secretary and the Arkansas Department and (f) approval for listing of Ozark Common Stock to be issued in the Merger on the Nasdaq Stock Market, Inc.’s National

A-1-12

Market System, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (i) the execution and delivery by RVB of this Agreement and (ii) the consummation by RVB and RVB Bank of the Merger and the other transactions contemplated hereby.

4.5. Reports. RVB and RVB Bank have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1997 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any Federal Reserve Bank, (iv) any state banking commissions, including without limitation the Arkansas Department or any other state regulatory authority (each a “State Regulator”) and (v) any self-regulatory organization (collectively, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of RVB and RVB Bank            , no Regulatory Agency has initiated any proceeding or, to the knowledge of RVB, investigation into the business or operations of RVB or RVB Bank since December 31, 1997. There is no unresolved outstanding violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of RVB or RVB Bank that cannot be resolved with reasonable effort and within a reasonable time.

4.6. Financial Statements. The unaudited consolidated financial statements of RVB and RVB Bank for the fiscal years ended December 31, 2002, 2001 and 2000 (collectively, the “RVB Financial Statements”), including consolidated statements of financial condition and statements of earnings, copies of which have been previously provided to Ozark, fairly present the consolidated financial position of RVB and RVB Bank as of the respective dates thereof, and fairly present the results of the consolidated operations and consolidated financial position of RVB and RVB Bank for the respective fiscal periods or as of the respective dates therein set forth; each of such RVB Financial Statements (including the related notes, where applicable) complies with applicable accounting requirements with respect thereto; and each of such RVB Financial Statements (including the related notes, where applicable) has been prepared in accordance with generally accepted accounting principles applicable in the United States (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of RVB and RVB Bank have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.7. Broker’s Fees. Except for DD&F Consulting Group, Inc., whose engagement agreement with RVB has been provided to Ozark, neither RVB, RVB Bank, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.8. Absence of Certain Changes or Events.

(a) Since December 31, 2002, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to RVB or RVB Bank.

(b) Since December 31, 2002, RVB and RVB Bank has carried on their respective businesses in the ordinary course consistent with their past practices.

(c) Since December 31, 2002, neither RVB nor RVB Bank has increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2002, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases and bonus payments made in cash and in the ordinary course of business consistent with past practices) or granted any stock option.

4.9. Legal Proceedings. Section 4.9 of the RVB Disclosure Schedule lists all pending or, to RVB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against RVB or RVB Bank or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of RVB or RVB Bank. Neither RVB nor RVB Bank is a party to any, and there are no pending or, to RVB’s knowledge, threatened, legal,

A-1-13

administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against RVB or RVB Bank or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of RVB or RVB Bank, which has had, or could reasonably be expected to have, a Material Adverse Effect with respect to RVB or RVB Bank. There is no injunction, order, judgment, decree or unique regulatory restriction imposed upon RVB or RVB Bank or the assets of RVB or RVB Bank.

4.10. Taxes.

(a) (i) Each of RVB and RVB Bank has duly and timely filed all Tax Returns (as defined in this Section below) that it was required to file, and all such Tax Returns are true, complete and accurate; (ii) RVB and RVB Bank has paid all Taxes (as defined in this Section below) required to be paid by it, and has paid all Taxes that it was required to withhold from amounts owing to any employee, creditor or third party; (iii) there are no pending or, to the knowledge of RVB, threatened audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes relating to RVB or RVB Bank; (iv) there are no liens for Taxes upon the assets of RVB or RVB Bank, other than liens for current Taxes not yet due; (v) neither RVB nor RVB Bank has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not subsequently been filed when due (pursuant to such extension), nor provided or been requested to provide any waivers of the time to assess any Taxes that are pending or outstanding; (vi) with respect to each taxable period of RVB and RVB Bank, the federal and state income Tax Returns of RVB and RVB Bank have either been audited by the Internal Revenue Service (the “IRS”) or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review; (vii) neither RVB nor RVB Bank has any liability for Taxes of any person under Treasury Regulation section 1.1502-6 (or any comparable provision of state, local or foreign law) as a transferee or successor, by contract, or otherwise; and (viii) neither RVB nor RVB Bank is a party to any tax allocation or sharing agreement.

(b) For the purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, “Tax Return” shall mean any return, report or similar statement (including any related or supporting information) required to be filed with respect to any Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

4.11. Employees.

(a) Section 4.11(a) of the RVB Disclosure Schedule sets forth a true, complete and correct list (all of which are collectively referred to as the “Employee Plans”) of all “employee benefit plans” as defined by section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (collectively, “ERISA”), all specified fringe benefit plans as defined in section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit, or welfare plan, or employment, consulting, change in control, independent contractor, professional services, confidentiality, or non-competition agreement or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which (i) is now or was for the last five (5) years maintained or contributed to by RVB or an ERISA Affiliate (as hereinafter defined), or (ii) with respect to which RVB or any ERISA Affiliate has any obligations to any current or former officer, Employee, service provider, or the dependents of any thereof, regardless of whether funded, or (iii) which could result in the imposition of any liability or obligation of any kind or nature, whether accrued, absolute, contingent, direct, indirect, known or unknown, perfected or inchoate or otherwise, and whether or not now due or to become due to RVB or any ERISA Affiliate.

(b) RVB has heretofore provided to Ozark, with respect to each of the Employee Plans, true and correct copies of each of the following documents, as applicable: (i) the Employee Plan document, (ii) the actuarial report, if any, for such Employee Plan for each of the last three (3) years, (iii) the most recent determination letter from the IRS for such Employee Plan, (iv) the IRS Form 5500 annual reports for such Employee Plan for each of the last three (3) years, and (v) the most recent summary plan description and related summaries of material modifications.

A-1-14

(c) Neither RVB nor any ERISA Affiliate has been liable at any time for contributions to a Plan that is subject to section 412 of the Code, section 302 of ERISA and/or Title IV of ERISA.

(d) The form and operation of all Employee Plans is in compliance with the applicable terms of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such Employee Plans have been operated in compliance with such laws and the written Employee Plan documents. Neither RVB nor any fiduciary of an Employee Plan has violated the requirements of section 404 of ERISA. All required reports and descriptions of the Employee Plans (including Internal Revenue Service Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required) timely filed with the IRS and the United States Department of Labor (the “DOL”) and distributed as required to all participants and beneficiaries, and all notices required by ERISA or the Code with respect to the Employee Plans have been appropriately given. There have been no prohibited transactions with respect to the Employee Plans.

(e) Each Employee Plan that is intended to be qualified under section 401(a) of the Code has received a favorable determination letter from the IRS, and neither RVB nor ERISA Affiliate has any knowledge of any circumstances that will or could result in revocation of any such favorable determination letter. Each trust created under any Employee Plan has been determined to be exempt from taxation under section 501(a) of the Code, and RVB is not aware of any circumstance that will or could result in a revocation of such exemption. Each Employee Plan that is an employee welfare benefit plan (as defined in section 3(1) of ERISA) that utilizes a funding vehicle described in section 501(c)(9) of the Code or is subject to the provisions of section 505 of the Code has been the subject of a notification by the IRS that such funding vehicle qualifies for tax-exempt status under section 501(c)(9) of the Code or that the Employee Plan complies with section 505 of the Code, unless the IRS does not, as a matter of policy, issue such notification with respect to the particular type of plan. With respect to each Employee Plan, no event has occurred or condition exists that will or could give rise to a loss of any intended tax consequence or to any tax under section 511 of the Code.

(f) There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the best knowledge of RVB, none are threatened.

(g) No written or oral representations have been made to any Employee or former Employee of RVB or any ERISA Affiliate promising or guaranteeing any employer payment or funding, and no Employee Plans provide, for the continuation of medical, dental, life or disability insurance coverage for any former Employee of RVB or any ERISA Affiliate for any period of time beyond the end of the current plan year (except to the extent of coverage required under Title I, Part 6, of ERISA).

(h) The consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting, of payment, or increase the amount, of compensation to any Employee, officer, former Employee or former officer of RVB or any ERISA Affiliate. Except as disclosed in Section 4.14 (a) of the RVB Disclosure Schedule, no wages, salaries, compensation, bonus, pension or other payments to any employee, affiliate, officer, director or broker of RVB or RVB Bank will be triggered by or result from the consummation of the transactions contemplated by this Agreement. No Employee Plan or other contracts or arrangements, including those contemplated in this Agreement, provide for payments or other benefits that would be triggered by the consummation of the transactions contemplated by this Agreement that would subject any person to excise tax under section 4999 of the Code (i.e., “golden parachute” taxes).

(i) RVB and each ERISA Affiliate have at all times complied and currently comply in all material respects with the applicable continuation requirements for their welfare benefit plans, including (1) section 4980B of the Code (as well as its predecessor provision, section 162(k) of the Code) and sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA” and (2) any applicable state statutes mandating health insurance continuation coverage for employees. Section 3.7(i) lists all of the former employees of RVB or any ERISA Affiliate and their beneficiaries who have elected or are eligible to elect COBRA continuation of health insurance coverage under any Plan offering health insurance or medical benefits.

A-1-15

(j) Neither RVB nor any ERISA Affiliate has incurred any liability to the DOL, the Pension Benefit Guaranty Corporation (the “PBGC”) or the IRS in connection with any of the Employee Plans, and, to the best knowledge of RVB, no condition exists that presents a risk to RVB or any ERISA Affiliate of incurring any liability to the DOL, the PBGC or the IRS.

(k) For the purpose of this Section 4.11, the term “ERISA Affiliate” shall mean (i) any related company or trade or business that is required to be aggregated with RVB under Code sections 414(b), (c), (m) or (o); (ii) any other company, entity or trade or business that has adopted or has ever participated in any Employee Plan; and (iii) any predecessor or successor company or trade or business of RVB or any entity described in 4.11(k)(i) and (k)(ii).

(l) For the purpose of this Section 4.11, the term “Employee” shall be considered to include common law employees of RVB or any ERISA Affiliate, individuals rendering personal services to RVB or any ERISA Affiliate as independent contractors and leased employees of RVB or any ERISA Affiliate as defined in Code section 414(n) and the regulations promulgated pursuant thereto.

(m) No lien, security interests or other encumbrances exist with respect to any of the assets of RVB or any ERISA Affiliate which were imposed pursuant to the terms of the Code or ERISA and, to the knowledge of RVB, no condition exists or could occur that would result in the imposition of such liens, security interests or encumbrances arising from or relating to the Employee Plans.

4.12. RVB Information. The information relating to RVB and RVB Bank which is provided to Ozark by RVB or its representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 and the Proxy Statement (except for such portions thereof that relate only to Ozark or any of its Subsidiaries) will comply with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder.

4.13. Compliance with Applicable Law. RVB and RVB Bank hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to RVB or RVB Bank, and neither RVB nor RVB Bank has received notice, and RVB does not know, of any violations of any of the above.

4.14. Certain Contracts.

(a) Set forth in Section 4.14(a) of the RVB Disclosure Schedule is a list of any contract or agreement (whether written or oral) to which, RVB or RVB Bank is a party to or bound by any contract or agreement (whether written or oral) (i) with respect to the employment of any employees, officers, directors or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Ozark, RVB, the Surviving Corporation or any of their respective Subsidiaries to any employee, officer, director or consultant thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC to be performed after the date of this Agreement, (iv) which is not terminable on 30 days or less notice involving the payment of more than $10,000 per annum, or (v) which materially restricts the conduct of any line of business by RVB or RVB Bank. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) is referred to herein as a “RVB Contract.” RVB has previously provided to Ozark true and correct copies of each RVB Contract.

(b) Each RVB Contract described in Section 4.14(a) is valid and binding and in full force and effect with respect to the obligations of RVB or RVB Bank and, to the knowledge of RVB, is valid and binding and in full force and effect with respect to the obligations of the counterparties thereto. Each of RVB and RVB Bank has performed all obligations required to be performed by it to date under each RVB Contract described in Section 4.14(a). Except as set forth in Section 4.14(b) of the RVB Disclosure Schedule, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of RVB or RVB Bank under any RVB

A-1-16

Contract described Section 4.14(a). No other party to any RVB Contract described in Section 4.14(a) is, to the knowledge of RVB, in default in any respect thereunder.

4.15. Agreements with Regulatory Agencies. Neither RVB nor RVB Bank is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, a “Regulatory Agreement”) any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has RVB or RVB Bank been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.16. Business Combination Provision; Takeover Laws. RVB, RVB Bank, and this Agreement and the transactions contemplated hereby, are not subject to or are exempt from the requirements of any “moratorium”, “control share,” “fair price” or other anti-takeover laws and regulations (collectively, “Takeover Laws”).

4.17. Environmental Matters.

(a) Each of RVB and RVB Bank, to the knowledge of RVB, each of the Participation Facilities and the Loan Properties (each as defined below), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding, pending or, to the knowledge of RVB, threatened, before any Governmental Entity or other forum in which RVB, RVB Bank, or, to the knowledge of RVB, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (ii) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by RVB, RVB Bank, any Participation Facility or any Loan Property;

(c) To the knowledge of RVB, during the period of (i) RVB’s or RVB Bank’s ownership or operation of any of their respective current or former properties, (ii) RVB’s or RVB Bank’s participation in the management of any Participation Facility, or (iii) RVB’s or RVB Bank’s interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of RVB, prior to the period of (i) RVB’s or RVB Bank’s ownership or operation of any of their respective current or former properties, (ii) RVB’s or RVB Bank’s participation in the management of any Participation Facility, or (iii) RVB’s or RVB Bank’s interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property; and

(d) The following definitions apply for purposes of this Section 4.17: (i) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (ii) “Loan Property” means any property in which RVB or RVB Bank a security interest or mortgage, and, where required by the context, said term means the owner or operator of such property; and (iii) “Participation Facility” means any facility in which RVB or RVB Bank participates in the management and, where required by the context, said term means the owner or operator of such property.

4.18. Approvals. RVB knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Holding Company Merger and the Bank Merger) should not be obtained.

4.19. Insurance. RVB and RVB Bank are insured with reputable insurers against such risks and in such amounts as RVB’s management reasonably has determined to be prudent in accordance with industry practices. All of such policies are in full force and effect; RVB and RVB Bank are not in material default thereunder; and all claims thereunder for which a basis is known, or reasonably should be known, by RVB have been filed in due and timely fashion.

A-1-17

4.20 Loan Portfolio.

(a) Section 4.20 of the RVB Disclosure Schedule, contains a true, complete and correct list of any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) to which RVB Bank is a party, under the terms of which the obligor was, as of January 31, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan by RVB Bank as of January 31, 2003 to any director, executive officer or five percent (5%) or greater shareholder of RVB, or to the knowledge of RVB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20 of the RVB Disclosure Schedule sets forth (i) all of the Loans of RVB Bank that, as of January 31, 2003, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Credit Risk Assets”, “Concerned Loans”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of RVB Bank that, as of January 31, 2003, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of RVB Bank that, as of January 31, 2003, was classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.21 Property. RVB or RVB Bank has good and marketable title, free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated statement of financial condition of RVB as of December 31, 2002 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement or the marketability thereof, (iv) dispositions and encumbrances of, or on, such properties or assets in the ordinary course of business or (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which RVB or RVB Bank, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms, and neither RVB nor RVB Bank is, nor to the knowledge of RVB, is any other party thereto, in default thereunder.

4.22. Reorganization. RVB has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF OZARK

Subject to Article III, Ozark hereby represents and warrants to RVB as follows:

5.1. Corporate Organization.

(a) Ozark is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. Ozark has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Ozark is duly registered as a bank holding company under the BHC Act. The Amended and Restated Articles of Incorporation and Amended and

A-1-18

Restated Bylaws of Ozark (the “Ozark Governing Documents”), copies of which have previously been made available to RVB, are true and correct copies of such documents as in effect as of the date of this Agreement.

(b) Ozark Bank is an Arkansas state bank validly existing and in good standing. The deposit accounts of Ozark Bank are insured by the FDIC through the BIF or Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. Each of Ozark’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of Ozark has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Amended and Restated Articles of Incorporation and Bylaws of Ozark Bank (the “Ozark Bank Governing Documents”), copies of which have previously been made available to RVB, are true and correct copies of such documents as in effect as of the date of this Agreement.

5.2. Capitalization.

(a) The authorized capital stock of Ozark consists of 10,000,000 shares of Ozark Common Stock and 1,000,000 shares of preferred stock, $0.01 par value (“Ozark Preferred Stock”). As of December 31, 2002, 7,752,910 shares of Ozark Common Stock and no shares of Ozark Preferred Stock were issued and outstanding. As of the date of this Agreement, no shares of Ozark Common Stock were reserved for issuance, except shares reserved for issuance pursuant to employee benefit plans and stock option plans. As of December 31, 2001, there were outstanding stock options issued by Ozark to purchase an aggregate of 512,000 shares of Ozark Common Stock. All of the issued and outstanding shares of Ozark Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the plans and arrangements referred to above with respect to reserved shares, Ozark does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Ozark Common Stock or any other equity securities of Ozark or any securities representing the right to purchase or otherwise receive any shares of Ozark Common Stock. The shares of Ozark Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Exhibit 21 to Ozark’s Annual Report on Form 10-K for the year ended December 31, 2001 sets forth a true and correct list of all material Subsidiaries of Ozark as of the date of this Agreement. Ozark owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of Ozark, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary owned as of the date hereof by Ozark has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of Ozark calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

5.3. Authority; No Violation.

(a) Ozark has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Ozark. Ozark has approved, or promptly after the date hereof and prior to the Closing Date will approve, this Agreement and the transactions contemplated hereby, and the Board has directed officers of Ozark to so approve this Agreement and the transactions contemplated herein in its capacity as the sole shareholder of the Ozark Bank. Other than the approval of the Board of Directors of Ozark Bank, no other corporate proceedings on the part of Ozark or Ozark’s Subsidiaries are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Ozark and constitutes a valid and binding obligation of Ozark, enforceable against Ozark in accordance with its terms, except

A-1-19

as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Ozark, nor the consummation by Ozark of the transactions contemplated hereby, nor compliance by Ozark with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Ozark Governing Documents or the Ozark Bank Governing Documents, or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Ozark or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Ozark or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Ozark or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, the FDIC, the FTC, and the DoJ, and approval of such applications and notices, (b) such applications, filings, authorizations, orders and approvals as may be required under applicable state law, (c) the filing with, and declaration of effectiveness by, the SEC of the S-4, (d) the filing of the Articles of Merger with the Arkansas Secretary and the Arkansas Department, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Ozark Common Stock pursuant to this Agreement, (f) approval for listing of the Ozark Common Stock to be issued in the Merger on the Nasdaq Stock Market Inc.’s National Market System, and (g) approval of the Board of Directors of Ozark Bank, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (i) the execution and delivery by Ozark of this Agreement and (ii) the consummation by Ozark and Ozark Bank of the Merger and the other transactions contemplated hereby.

5.5. Reports. Ozark and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1997 with any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Ozark and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Ozark, investigation into the business or operations of Ozark or any of its Subsidiaries since December 31, 1997. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Ozark or any of its Subsidiaries.

5.6. Reorganization. Ozark has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

5.7. Financial Statements; SEC Reports.

(a) The consolidated financial statements of Ozark and its subsidiaries (the “Ozark Financial Statements”), including consolidated balance sheets, statements of earnings, statements of changes in stockholders’ equity and statements of cash flows and related notes, included in the Ozark SEC Reports (as defined in this section below) fairly present the consolidated financial position of Ozark and its Subsidiaries as of the respective date thereof, and fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the consolidated operations and consolidated financial position of Ozark and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such Ozark Financial Statements (including the related notes, where applicable) complies with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such Ozark Financial Statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by SEC Form 10-Q. The books and records of Ozark and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

A-1-20

(b) Ozark’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2001 and 2000 and all other reports, registration statements, definitive proxy statements or information statements filed by Ozark or any of its Subsidiaries subsequent to December 31, 2001 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, or under the securities regulations of the SEC, in the form filed (collectively, the “Ozark SEC Reports”) with the SEC as of the date filed, (i) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Ozark has timely filed all Ozark SEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Ozark SEC Reports complied with the published rules and regulations of the SEC with respect thereto.

5.8. Absence of Certain Changes or Events. Except as disclosed in any Ozark SEC Report filed with the SEC prior to the date of this Agreement, since December 31, 2001, Ozark and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

5.9. Legal Proceedings. Except as set forth in a Ozark SEC Report, neither Ozark nor any of its Subsidiaries is a party to any and there are no pending or, to Ozark’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Ozark or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of Ozark or any of it Subsidiaries. There is no injunction, order, judgment, decree or regulatory restriction imposed upon Ozark, any of its Subsidiaries or the assets of Ozark or any of its Subsidiaries.

5.10. Ozark Information. The information relating to Ozark and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 and the Proxy Statement (except for such portions thereof that relate only to RVB or RVB Bank) will comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

5.11. Approvals. Ozark knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Holding Company Merger and the Bank Merger) should not be obtained.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Covenants of RVB. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior express written consent of Ozark, RVB and RVB Bank shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the RVB Disclosure Schedule or as otherwise contemplated by this Agreement or as expressly consented to in writing in advance by Ozark, RVB shall not, and shall not permit RVB Bank to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock during any period, other than dividends or distributions by a Subsidiary of RVB to RVB;

(b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(b) hereof) any shares of the capital stock of RVB or RVB Bank, or any securities convertible into or exercisable for any shares of the capital stock of RVB or RVB Bank, (ii) split, combine or reclassify any shares of its capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into

A-1-21

or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except, in the case of clauses (ii) and (iii), for the issuance of RVB Common Stock upon the exercise of the Outstanding Options;

(c) amend its Articles of Incorporation, Bylaws or other similar governing documents;

(d) directly or indirectly, (i) solicit, initiate, encourage, facilitate, entertain or accept any Acquisition Proposal (as defined in this subsection below), or (ii) participate or engage in any discussions or negotiations with any person or entity other than Ozark or Ozark Bank relating or with respect to any Acquisition Proposal, or (iii) provide any nonpublic information to any person or entity other than Ozark or Ozark Bank relating or with respect to any Acquisition Proposal, or (iv) make any Acquisition Proposal to any person or entity other than Ozark and Ozark Bank, or (v) enter into any agreement with respect to any Acquisition Proposal, or (vi) otherwise facilitate any effort or attempt to make an Acquisition Proposal, or (vii) authorize or permit any of its officers, directors, employees, representatives or agents to do any of the foregoing; provided that, for purposes of this Agreement, “Acquisition Proposal” shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving RVB or RVB Bank or any proposal, inquiry or offer to acquire in any manner all or 5% or greater equity interest in, or all or a substantial portion of the assets of, RVB or RVB Bank, other than the transactions contemplated or permitted by this Agreement;

(e) make any capital expenditures other than those which are (i) set forth in Section 6.1 of the RVB Disclosure Schedule or (ii) are made in the ordinary course of business or are necessary to maintain existing assets in good repair, and in any event are in an amount of no more than $25,000 in the aggregate, or except as necessary to comply with applicable regulatory guidelines or requirements;

(f) enter into any new line of business;

(g) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or entity or division thereof, or otherwise acquire any assets, which would be material, individually or in the aggregate, to RVB, or which could reasonably be expected to impede or delay consummation of the Merger, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(h) except as contemplated in this Article VI, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(i) change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or regulatory accounting principles as concurred to by RVB’s and Ozark’s independent auditors;

(j) except as set forth in Section 7.7 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code, (i) adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, arrangement, plan or policy between RVB or RVB Bank and one or more of its current or former directors, officers or employees, (ii) increase in any manner the cash compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof, or (iii) grant or award any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares;

(k) sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(l) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(m) file any application to relocate or terminate the operations of any banking office of it or RVB Bank;

A-1-22

(n) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which RVB or RVB Bank is a party or by which RVB or RVB Bank or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date, or amend or waive the provisions of any confidentiality or standstill agreement to which RVB or any of its affiliates is a party as of the date hereof;

(o) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

(p) enter or commit to enter into any new loans outside their ordinary course of business, consistent with past practice, or in an original principal amount in excess of $250,000, or renew, or commit to renew, any existing loans in a principal amount in excess of $250,000, or enter into new loan transactions subject to the requirements of Regulation O of the Federal Reserve Board, 12 C.F.R. § 215 (or the equivalent) in excess of $100,000 in the aggregate; or

(q) agree or commit to do any of the foregoing.

6.2. Covenants of Ozark. During the period from the date of this Agreement and continuing until the Effective Time, Ozark shall not, and shall not permit any of its Subsidiaries to:

(a) except as contemplated by Article III hereof, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(b) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval;

(c) change its methods of accounting in effect at December 31, 2002, except in accordance with changes in GAAP or regulatory accounting principles as concurred to by Ozark’s independent auditors; or

(d) agree or commit to do any of the foregoing.

6.3. Mutual Covenant. Each of RVB and Ozark shall cause the boards of directors of each of RVB’s Subsidiaries and Ozark Bank, respectively, to consider and act to approve this Agreement promptly after the date hereof and prior to the Closing Date.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Regulatory Matters.

(a) Ozark and RVB shall promptly prepare and file with the SEC the Proxy Statement, and Ozark shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included, as a prospectus. Each of RVB and Ozark shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and RVB shall thereafter mail the Proxy Statement to its shareholders as promptly as practicable. Ozark shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Holding Company Merger and the Bank Merger). RVB and Ozark shall have the

A-1-23

right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to RVB or Ozark, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c) Ozark and RVB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Ozark, RVB or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Ozark and RVB shall promptly furnish each other with copies of written communications received by Ozark or RVB, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

7.2. Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, RVB shall, and shall cause RVB Bank to, afford to the officers, employees, accountants, attorneys, financial advisors and other representatives (each, a “Representative”) of Ozark, access during normal business hours during the period prior to the Effective Time to all of its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause RVB Bank to, make available to Ozark all information concerning its business, properties and personnel as Ozark may reasonably request. In addition, RVB and RVB Bank shall permit a Representative of Ozark to have access to the premises and observe the operations of RVB and RVB Bank, as the case may be, without interfering with the operations of RVB or RVB Bank and only during normal business hours, and to attend each meeting of their respective Boards of Directors and committees thereof (other than during discussions regarding this Agreement and the transactions contemplated hereby). Neither RVB nor RVB Bank shall be required to provide access to or to disclose information where such access or disclosure would reasonably violate or prejudice the rights of its customers or its relationship with such customers, reasonably jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. RVB shall identify the nature of any such limitation on access and disclosure, and the parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of RVB and Ozark agree that the provisions of that certain Confidentiality Agreement, dated as of February 3, 2003, between RVB and Ozark, shall survive the execution (or termination) of this Agreement and remain in full force and effect for the term thereof.

(c) Notwithstanding anything in any other agreement to the contrary, no investigation by Ozark or its Representatives shall affect the representations, warranties, covenants or agreements of RVB set forth herein, and the parties shall remain responsible to the extent provided herein, subject to Section 10.2.

7.3. Shareholder Meeting. RVB shall take all steps in accordance with applicable law necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement. RVB will, through its Board of Directors, recommend to its shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement.

7.4. Legal Conditions to Merger. Each of Ozark and RVB shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply

A-1-24

promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by RVB or Ozark or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.5. Affiliates. RVB shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of such party to deliver to Ozark, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.5.

7.6. NASDAQ Listing. Ozark shall make all filings required of it to cause the shares of Ozark Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Stock Market Inc.’s National Market System, subject to official notice of issuance, as of the Effective Time.

7.7. Employee Benefit Plans; Existing Agreements.

(a) As of the Effective Time, to the extent permissible under the terms of the Ozark Plans, the employees of RVB and RVB Bank (the “RVB Employees”) shall be eligible to participate in Ozark’s employee benefit plans in which similarly situated employees of Ozark or Ozark Bank participate, to the same extent as similarly situated employees of Ozark or Ozark Bank (it being understood that inclusion of RVB Employees in Ozark’s employee benefit plans may occur at different times with respect to different plans).

(b) With respect to each Ozark Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for vacation entitlement service with RVB (or predecessor employers to the extent RVB provides past service credit) shall be treated as service with Ozark; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication or increase of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Ozark Plan shall waive pre-existing condition limitations to the same extent waived under the applicable RVB Plan. RVB Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Ozark Plan.

(c) Ozark and RVB agree to cooperate and take all reasonable actions to effect the merger of any employee benefit plan that is intended to be qualified under section 401(a) of the Code into the appropriate tax-qualified retirement plan of Ozark after the Merger is completed, so that such plan merger satisfies the requirements of section 414(l) of the Code; provided, however, that Ozark shall not be obligated to effect such a merger of a plan unless such plan is fully funded under section 412 of the Code and section 302 of ERISA, to the extent applicable, and the merger would not jeopardize the tax-qualified status of any Ozark Plan.

(d) Notwithstanding the preceding paragraph, if requested by Ozark, prior to the Effective Time, RVB shall freeze, terminate, amend or take other action with respect to any Plan that Ozark, in its sole discretion, deems advisable and not inconsistent with this Agreement, and provide all required notices to participants and appropriate governmental agencies.

7.8. Indemnification of RVB Directors and Officers.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of RVB or RVB Bank (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of RVB, any of the Subsidiaries of RVB or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend

A-1-25

against and respond thereto. It is understood and agreed that, after the Effective Time, Ozark shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Ozark; provided, however, that (1) Ozark shall have the right to assume the defense thereof and, upon such assumption, Ozark shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Ozark elects not to assume such defense or if counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Ozark and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Ozark, and Ozark shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Ozark shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties (unless an ethical conflict of interest arises for such firm of counsel in representing all Indemnified Parties), (3) Ozark shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Ozark shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.8, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Ozark thereof; provided that the failure to so notify shall not affect the obligations of Ozark under this Section 7.8 except to the extent such failure to notify materially prejudices Ozark. Ozark’s obligations under this Section 7.8 shall continue in full force and effect without time limit from and after the Effective Time.

(b) Ozark shall cause each person serving as a director or officer of RVB immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by RVB (provided that Ozark may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Ozark be required to expend on an annual basis more than 150% of the current amount expended by RVB (the “Insurance Amount”) to maintain or procure insurance coverage, and further provided that if Ozark is unable to maintain or obtain the insurance called for by this Section 7.8(b), Ozark shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(c) The provisions of this Section 7.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.9. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Ozark.

7.10. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Ozark and RVB agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.11. Tax-Free Qualification. Each of Ozark and RVB shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

A-1-26

7.12 Waiver of Rights of First Refusal. RVB, on its own behalf and as the sole shareholder of Bank hereby waives any and all rights of first refusal created in favor of RVB and/or Bank which are triggered as a result of the existence of this Agreement and the transactions contemplated hereby, including those rights of first refusal under the terms of that certain Subscription and Shareholders Agreement executed by the original subscribers to the common stock of RVB Bank. Prior to the Effective Time, RVB shall take, and shall cause Bank to take, such further actions and to execute such additional documents, as may be reasonably requested by Ozark to further evidence the waivers contemplated hereby.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite votes of the shareholders of RVB under applicable law.

(b) Listing of Shares. The shares of Ozark Common Stock which shall be issued to the shareholders of RVB upon consummation of the Merger shall have been authorized for listing on the Nasdaq Stock Market, Inc.’s National Market System, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

(f) Federal Tax Opinion. Each of Ozark and RVB shall have received an opinion from Kutak Rock LLP, (“Kutak”) in form and substance reasonably satisfactory to Ozark and RVB, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Holding Company Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that Ozark and RVB will each be a party to that reorganization. In rendering such opinion, Kutak may require and rely upon representations and covenants, including those contained in certificates of officers of Ozark, RVB and others, reasonably satisfactory in form and substance to such counsel. Ozark and RVB will cooperate with each other and Kutak in executing and delivering to Kutak customary representations letters in connection with such opinion

8.2. Conditions to Obligations of Ozark. The obligation of Ozark to effect the Merger is also subject to the satisfaction or waiver by Ozark at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of RVB set forth in Sections 4.2 and 4.8 of this Agreement shall be true and correct in all respects without giving effect to Section 3.2 of this Agreement, and those set forth elsewhere in this Agreement shall be true and correct after giving effect to Section 3.2, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak only as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Ozark shall have

A-1-27

received a certificate signed on behalf of RVB by the Chief Executive Officer and the Chief Financial Officer of RVB to the foregoing effect.

(b) Performance of Obligations of RVB. RVB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Ozark shall have received a certificate signed on behalf of RVB by the Chief Executive Officer and the Chief Financial Officer of RVB to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Non-Competition and Employment Services Agreements. The written non-competition and employment services agreements in the forms attached here to as Exhibits B-1 and B-2 (collectively, the “Employment Service Agreements”), executed as of the date hereof, shall remain in full force and effect, and Ozark shall have no reasonable basis to believe that there is a currently existing or anticipated breach of such Employment Services Agreements by the individuals party thereto.

8.3. Conditions to Obligations of RVB. The obligation of RVB to effect the Merger is also subject to the satisfaction or waiver by RVB at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Ozark set forth in this Agreement shall be true and correct after giving effect to Section 3.2 of this Agreement as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. RVB shall have received a certificate signed on behalf of Ozark by the Chief Executive Officer and the Chief Financial Officer of Ozark to the foregoing effect.

(b) Performance of Obligations of Ozark. Ozark shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and RVB shall have received a certificate signed on behalf of Ozark by the Chief Executive Officer and the Chief Financial Officer of Ozark to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of RVB:

(a) By mutual consent of RVB and Ozark in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) By either Ozark or RVB upon written notice to the other party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) By Ozark or RVB upon written notice to the other party if the Merger shall not have been consummated on or before August 31, 2003, unless the failure of the Closing to occur by such date shall be due to

A-1-28

the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) By Ozark upon written notice to RVB (provided that Ozark may not terminate if it is in material breach of any of its obligations under Section 7.3) if any approval of the shareholders of RVB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a respective duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) By either Ozark or RVB upon written notice to the other party (provided that the terminating party is not then in breach of any representation or warranty (after giving effect to Section 3.2) or material breach of any covenant or other agreement contained herein) in the event of either: (i) if any of the representations or warranties set forth in this Agreement on the part of the other party hereto shall be or become untrue or incorrect (after giving effect to Section 3.2 hereof as provided in Article VIII), and such representation is either incapable, by its nature, of being cured or is not cured within 30 calendar days following the giving of written notice thereof to the party making such representation; or (ii) a material breach by the other party of any of the covenants or agreements contained in this Agreement, and such breach is either incapable, by its nature, of being cured or is not cured within 30 calendar days following the giving of written notice thereof to such other party; or

(f) By RVB if the Average Ozark Common Stock Price is less than $22.00, or by Ozark if the Average Ozark Common Stock Price is greater than $33.00; provided however, that prior to executing their termination rights pursuant to this Section 9.1(f), RVB and Ozark agree to attempt to renegotiate, in good faith, the Exchange Ratio.

9.2. Effect of Termination. In the event of termination of this Agreement by either Ozark or RVB as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its breach of any provision of this Agreement.

9.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of RVB; provided, however, that after any approval of the transactions contemplated by this Agreement by RVB’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to such shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4. Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Central Time) on the first day which is at least two business days after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”), at the offices of

A-1-29

Kutak Rock LLP, 425 West Capitol Avenue, Suite 1100, Little Rock, Arkansas 72201, or at such other time, date and place as is agreed to by the parties hereto.

10.2. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than Section 10.3 hereof) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.3. Expenses. All costs and expenses, including legal, accounting and financial advisory fees and expenses, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Ozark, to:	Bank of the Ozarks, Inc. 12615 Chenal Parkway Little Rock, Arkansas Attention: Chief Executive Officer Facsimile: (501) 978-2205

with a copy (which shall not constitute notice) to:	Kutak Rock LLP 425 West Capitol, Suite 1100 Little Rock, Arkansas 72201 Attention: Jeffrey J. Gearhart, Esq. Facsimile: (501) 975-3001
And

(b) if to RVB, to:	RVB Bancshares, Inc. 405 West Main Street Russellville, Arkansas 72801 Attention: Facsimile:

with a copy (which shall not constitute notice) to:	Quattlebaum, Grooms, Tull & Burrow PLLC 111 Center St., Suite 1900 Little Rock, Arkansas 72201 Attention: Patrick A. Burrow, Esq. Facsimile: (501) 379-1701

10.5. Interpretation.

(a) In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) when a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement, as applicable. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to March 11, 2003. Unless the context otherwise requires, when used in this Agreement, (i) the singular shall include the plural, the plural shall include the singular, and all nouns, pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, as the identity of the person or persons may require, and (ii) the term “or” shall mean “and/or.” For purposes of this Agreement, “knowledge” means, with respect to an individual, such individual is actually aware, after reasonable inquiry of the particular fact, matter, circumstance or other item, and, with respect to any

A-1-30

party, entity or other person other than an individual, any individual who is serving as a director, chairman, chief executive officer, president, chief operating officer, chief financial officer, chief accounting officer, controller, chief credit officer or vice president of such party, entity or other person or other officer, regardless of title, thereof charged with or responsible for the oversight of a particular area, department or function to which the subject matter relates, has or at any time had “knowledge” of such fact, matter, circumstance or other item; provided however, that, in the case of the representations set forth in Section 4.17 of this Agreement, the term “knowledge” shall be limited to the actual knowledge of the individual without any obligation of reasonable inquiry. References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced by the parties from time to time. References to any party to this Agreement shall include references to its respective successors and permitted assigns. References to law are references to that law as amended, consolidated, supplemented or replaced from time to time, and shall include references to any constitutional provision, treaty, decree, convention, statute, act, regulation, rule, ordinance, subordinate legislation, rule of common law and of equity and judgment and shall include the requirements of any applicable stock exchange. References to a judgment shall include references to any order, injunction, decree, determination or award of any court or tribunal. References to any Governmental Entity or Regulatory Agency include any successor to that Governmental Entity or Regulatory Agency.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto have each negotiated the terms hereof, reviewed this Agreement carefully, and discussed it with their respective legal counsel. It is the intent of the parties that each word, phrase and sentence and other part hereof shall be given its plain meaning. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

10.6. Defined Terms. Certain terms used in this Agreement have the meanings ascribed thereto herein, and shall be applicable to the singular and the plural forms of such terms, except as otherwise provided herein.

10.7. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same instrument and shall become effective when counterparts have been signed by each of the parties and delivered to the other party hereto, it being understood that all parties need not sign the same counterpart.

10.8. Entire Agreement. This Agreement (including the schedules, exhibits, documents and instruments referred to herein) constitutes the entire agreement and, except as specifically provided herein, supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.9. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Arkansas, without regard to the conflicts of laws principles of any jurisdiction.

10.10. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, without having to post bond therefor or prove actual damages, this being in addition to any other remedy to which they are entitled at law or in equity.

10.11. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.12. Publicity. Except as otherwise required by law or the rules of the Nasdaq Stock Market, so long as this Agreement is in effect, neither Ozark nor RVB shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which such consent shall not be unreasonably withheld or delayed.

A-1-31

10.13. Assignment; Successors; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[THE FOLLOWING PAGE IS THE SIGNATURE PAGE.]

A-1-32

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written for themselves and their respective Subsidiaries.

BANK OF THE OZARKS, INC.

By:	/s/ MARK D. ROSS
Name:	Mark D. Ross
Title:	Vice Chairman, President, COO

RVB BANCSHARES, INC.

By:	/s/ JAMES BIGGERS
Name:	James Biggers
Title:	President & CEO

A-1-33

ANNEX A-2

FIRST AMENDMENT

TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of the 5th day of May 2003 and amends that certain Agreement and Plan of Merger (the “Agreement”), dated as of March 11, 2003, by and between BANK OF THE OZARKS, INC., an Arkansas corporation (“Ozark”), and RVB BANCSHARES, INC., an Arkansas corporation (“RVB”).

RECITALS

WHEREAS, Ozark and RVB have been advised of certain events and circumstances that may have the effect of triggering Ozark’s right to terminate the Agreement prior to the Effective Time granted pursuant to Section 9.1(f) of the Agreement; and

WHEREAS, in consideration of Ozark’s agreement to waive any contractual right to terminate the Agreement it may have pursuant to Section 9.1(f) of the Agreement, the parties have agreed to (i) revise the Exchange Ratio to provide that in the event the Average Ozark Common Stock Price is greater than $33.00, the Exchange Ratio will equal the result obtained by dividing $550.704 by the Average Ozark Common Stock Price, and (ii) to make certain other additional changes to the Agreement.

NOW, THEREFORE, the parties to the Agreement, intending to be legally bound, agree as follows:

1. Section 1.4(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(b) For purposes of this Agreement, the “Exchange Ratio” shall be equal (rounded to the nearest ten-thousandth) to (a) 20.3965, if the Average Ozark Common Stock Price is less than or equal to $24.7518, (b) 16.6880, if the Average Ozark Common Stock Price is greater than or equal to $30.2522 and less than or equal to $33.00, (c) if the Average Ozark Common Stock Price is between $24.7518 and $30.2522, the result obtained by dividing $504.85 by the Average Ozark Common Stock Price or (d) if the Average Ozark Common Stock Price is greater than $33.00, the result obtained by dividing $550.704 by the Average Ozark Common Stock Price. The “Average Ozark Common Stock Price” means the average of the daily ending trade prices of Ozark’s Common Stock on the Nasdaq National Market System (as reported by Bloomberg), for the ten consecutive trading days ending on the fifth trading day immediately preceding the Effective Time.”

2. Section 9.1(f) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(f) By RVB if the Average Ozark Common Stock Price is less than $22.00; provided however, that prior to executing its termination rights pursuant to this Section 9.1(f), RVB agrees to attempt to renegotiate with Ozark, in good faith, the Exchange Ratio.

3. All other provisions of the Agreement shall remain in full force and effect, except as expressly amended herein.

4. Any capitalized term used in this Amendment that is not otherwise defined herein shall have the meaning ascribed to it in the Agreement.

5. This Amendment shall be governed by and construed in accordance with the laws of the State of Arkansas without regard to any applicable conflict of laws.

[THE FOLLOWING PAGE IS THE SIGNATURE PAGE]

A-2-1

IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written for themselves and their respective Subsidiaries.

BANK OF THE OZARKS, INC.

By:	/s/ MARK D. ROSS
Name:	Mark D. Ross
Title:	Vice Chairman, President, COO

RVB BANCSHARES, INC.

By:	/s/ JAMES BIGGERS
Name:	James Biggers
Title:	President & CEO

A-2-2

ANNEX B

ARKANSAS BUSINESS CORPORATION ACT OF 1987

SUBCHAPTER 13

DISSENTERS’ RIGHTS

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

4-27-1301. DEFINITIONS.

In this subchapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 4-27-1302 and who exercises that right when and in the manner required by §§ 4-27-1320 - 4-27-1328.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

4-27-1302. Right of dissent.

(a) A shareholder is entitled to dissent from and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 4-27-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under § 4-27-1104;

(2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 4-27-604; or

(5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this subchapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

4-27-1303. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

4-27-1320. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under § 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 4-27-1322.

4-27-1321. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.

4-27-1322. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 4-27-1321.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was taken, and must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and

(5) be accompanied by a copy of this subchapter.

4-27-1323. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in § 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this subchapter.

4-27-1324. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under § 4-27-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

4-27-1325. Payment.

(a) Except as provided in § 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with § 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand payment under § 4-27-1328; and

(5) a copy of this subchapter.

4-27-1326. Failure to take action.

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under § 4-27-1322 and repeat the payment demand procedure.

4-27-1327. After-acquired shares.

(a) A corporation may elect to withhold payment required by § 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 4-27-1328.

4-27-1328. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 4-27-1325), or reject the corporation’s offer under § 4-27-1327 and demand payment of the fair value of his shares and interest due, if:

(1) the dissenter believes that the amount paid under § 4-27-1325 or offered under § 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) the corporation fails to make payment under § 4-27-1325 within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

JUDICIAL APPRAISAL OF SHARES

4-27-1330. Court action.

(a) If a demand for payment under § 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 4-27-1327.

4-27-1331. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under § 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 4-27-1328.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of §§ 4-27-1320—4-27-1328; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.